

Rockwell Automation

NOTICE
OF ANNUAL
MEETING
AND PROXY
STATEMENT

February 5, 2019 at 5:30 p.m.

2019

Rockwell Automation, Inc.
1201 South Second Street
Milwaukee, Wisconsin 53204, USA

MESSAGE FROM OUR CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER



BLAKE D. MORET
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER

December 12, 2018

Dear Fellow Shareowners:

Fiscal 2018 was an important year for Rockwell Automation, marked by strong operating and financial performance, and by strategic actions that set the stage for our continued success. As a pure play, our entire focus is on helping industrial companies and their people be more productive. We have no competing priorities as we continue to bring the Connected Enterprise to life for our customers around the world.

In fiscal 2018 our diverse industry exposure enabled us to deliver reported sales growth of 5.6% and organic sales growth of 5.5%, despite one of our larger verticals being down 10%. Diluted EPS was down 34% due to charges associated with 2018 U.S. tax reform, and cash provided by operating activities was $1.3 billion. Adjusted EPS was up 20%, and free cash flow conversion was 114%.[1] We continued to execute on our key initiatives, as evidenced by 8% reported growth and 7% organic growth in Logix and double-digit growth in our process initiative. Revenue from Information Solutions and Connected Services, which represent new value from the Connected Enterprise, profitably grew double digits, reaching $300 million. Importantly, much of this new value is in the form of recurring revenue.

Our capital allocation will continue to balance strategic inorganic investment with consistent capital returns. Our strong balance sheet and free cash flow generation give us

> "OUR CAPITAL ALLOCATION WILL CONTINUE TO **BALANCE STRATEGIC INORGANIC INVESTMENT** WITH CONSISTENT CAPITAL RETURNS. OUR **STRONG BALANCE SHEET AND FREE CASH FLOW GENERATION** GIVE US TREMENDOUS FLEXIBILITY TO CONTINUE ON THIS PATH."

tremendous flexibility to continue on this path. Early in fiscal 2018, U.S. tax reform provided us with additional flexibility, including access to a significant amount of non-U.S. cash. During 2018 we repatriated approximately $2.3 billion of cash, which allowed us to significantly increase our capital deployment to deliver long-term shareowner value. We made a $1 billion equity investment in PTC, we increased the dividend twice for a total increase of over 20%, and we repurchased $1.5 billion worth of our shares.

We had several other key accomplishments this year, including our strategic alliance with PTC, which will accelerate future growth. Our combined IoT software portfolio, sold under our FactoryTalk® software brand, is the most comprehensive and flexible information platform in the industry. This technology, combined with our differentiated control platform and deep domain expertise, enables us to help customers achieve additional productivity benefits, such as reduced unplanned downtime, improved energy efficiency, higher quality, and increased throughput yield. We are positioned better than ever to deliver the Connected Enterprise to our customers, and the excitement from our employees and customers is evident around the world.

> "Our combined IoT software portfolio...is the most comprehensive and flexible information platform in the industry."

---

(1) Organic sales, Adjusted EPS and free cash flow conversion are non-GAAP measures. See page 60 for a reconciliation of reported sales to organic sales, diluted EPS to Adjusted EPS and cash provided by operating activities to free cash flow, and more information on these non-GAAP measures, including a discussion of how we calculate these non-GAAP measures and why we believe these non-GAAP measures are useful to investors.

Our Connected Enterprise strategy is focused on driving business outcomes for customers. We provide that value to customers around the world in four key areas:

- Faster time to market
- Operational productivity
- Asset management and reliability
- Enterprise risk mitigation

This value increasingly includes our new offerings. As Information Technology (IT) and Operational Technology (OT) converge, multi-site rollouts of solutions that integrate basic control systems with new information software and connected services are increasing in numbers and progressing well.

We will continue to complement increasing investments in Research and Development with inorganic investments. The inorganic investments we made in recent years continue to perform well, and the pipeline remains active. Key inorganic areas of focus are information software, connected services, process expertise, and regional share expansion. While the size, amount and timing of deals can never be predicted with certainty, we continue to target a point or more of annual growth from inorganic investments.

This framework for profitable revenue growth, including core share gains, double-digit growth from information solutions and connected services, and a point or more of growth from inorganic investments, has been used since 2016, and it is working.

Key to our success is our people. We are proud of the progress we have made on our culture of inclusion journey. We remain committed to fostering an environment where all of our people can and want to do their best work, every day. Similarly, we are taking a more direct role in helping our customers acquire and train their workforce. For example, in the last year the Academy of Advanced Manufacturing program has graduated nearly 100 veterans. These graduates are finding well-paying technician-level jobs with industrial companies who value their cumulative experience as well as the specific hands-on training they receive. Our new brand promise, Expanding Human Possibility, reflects the central role that people play in our success and that of our customers.

It is with this focus on the individual effort of talented people that we thank our retiring directors – Betty Alewine, Bill McCormick, and Keith Nosbusch – for their years of committed service on our Board. Their wise guidance helped build the foundation that gives us so much optimism for the future. Our performance, investments, and highly-engaged people give us even more ways to win with the Connected Enterprise, positioning us very well for the future.

Blake Moret

BLAKE D. MORET

Chairman, President and Chief Executive Officer

Rockwell Automation

NOTICE OF 2019 ANNUAL MEETING OF SHAREOWNERS

MEETING INFORMATION

TUESDAY, FEBRUARY 5, 2019

5:30 p.m. CST

Rockwell Automation Global Headquarters
1201 South Second Street
Milwaukee, WI 53204

TO THE SHAREOWNERS OF ROCKWELL AUTOMATION, INC.

You are cordially invited to attend our 2019 Annual Meeting of Shareowners on Tuesday, February 5, 2019, at 5:30 p.m. (Central Standard Time). The meeting will be held at our Global Headquarters, 1201 South Second Street, Milwaukee, Wisconsin, USA for the following purposes:

1. to vote on whether to elect as directors the three nominees named in the accompanying proxy statement;

2. to vote on a proposal to approve the selection by the Audit Committee of our Board of Directors of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2019;

3. to vote on a proposal to approve on an advisory basis the compensation of our named executive officers;

and to transact such other business as may properly come before the meeting.

RECORD DATE

December 10, 2018

WHO MAY VOTE

You may vote if you were a shareowner of record at the close of business on the December 10, 2018 record date.

IMPORTANT MEETING INFORMATION

You will find information about the business to be conducted at the meeting in the attached proxy statement. At the meeting, you will have a chance to ask questions of general interest to shareowners. You can read about our performance in the accompanying 2018 Annual Report on Form 10-K. In addition, we make available on our Investor Relations website at *https://ir.rockwellautomation.com/investors* a variety of information for investors.

Your vote is important to us. Whether or not you plan to attend the meeting, it is important that your shares are represented and voted. We encourage you to vote before the meeting by returning your proxy card or voting via the internet or by telephone. If you decide to attend the meeting, you will still be able to vote in person, even if you previously submitted your proxy. If you plan to attend the meeting, please follow the advance registration instructions on the outside back cover page of the proxy statement to obtain an admission card.

DISTRIBUTION

We are furnishing our proxy materials to our shareowners over the internet using "Notice and Access" delivery. We use this method because it reduces the environmental impact of our annual meeting and our print and distribution costs.

By order of the Board of Directors,

Rebecca W. House

REBECCA W. HOUSE
Secretary
December 12, 2018

HOW TO CAST YOUR VOTE:
You can vote by any of the following methods:



INTERNET
(www.proxyvote.com) until
February 4, 2019



BY TELEPHONE
(1-800-690-6903) until
February 4, 2019



BY MAIL
Complete, sign and return your proxy
by mail by January 31, 2019



IN PERSON
In person at the Annual Meeting. If you are a shareowner of record, your admission card will serve as proof of ownership. If you hold your shares through a broker, nominee or other intermediary, you must bring proof of ownership to the meeting.

Note: The Board of Directors solicits votes by the execution and prompt return of the accompanying proxy in the enclosed return envelope or by use of the Company's telephone or internet voting procedures.

PROXY SUMMARY

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider and you should read the entire proxy statement carefully before voting. Page references are supplied to help you find further information in this proxy statement.

VOTING MATTERS

We are asking you to vote on the following proposals at the Annual Meeting:

ITEM 1 ELECTION OF DIRECTORS PAGE 6

> ☑ **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION AS DIRECTORS OF THE THREE NOMINEES.**

BOARD NOMINEES PAGE 19

The following table provides summary information about each director nominee.

Name	Age	Director Tenure	Independent	Committee Memberships
Blake D. Moret Chairman of the Board, President and Chief Executive Officer, Rockwell Automation	56	2		None
Thomas W. Rosamilia Senior Vice President, IBM Systems (technology)	57	2	✔	Audit Technology
Patricia A. Watson Senior Executive Vice President and Chief Information Officer, Total System Services, Inc. (leading global payments provider)	52	1	✔	Audit Technology

Directors are elected by a plurality of votes cast, subject to our director resignation policy. If a director is elected by a plurality of votes cast but fails to receive a majority of votes cast, the director must tender his or her resignation to the Board for its consideration. See the subsection entitled "Election of Directors" on page 6 for more information about our director resignation policy.

CONTINUING BOARD AND GOVERNANCE HIGHLIGHTS

- All continuing directors and nominees are independent except our Chairman
- Lead Independent Director
- Balanced director tenure with three directors having more than six years of service and four with less than four years of service
- Balanced director ages with five directors under age 60
- Diverse Board
- Highly engaged Board with all directors having attended 90% or more of the total number of meetings of the Board and Committees on which they serve
- Annual Board, committee and Lead Independent Director evaluations and determination of Board leadership structure

- By-laws provide for proxy access by shareowners
- Code of Conduct for all employees and directors
- Stock ownership requirements for officers and directors
- Anti-hedging and anti-pledging policies for officers and directors
- Ethics training annually for all employees and bi-annually for directors
- Long-standing commitment to corporate responsibility and sustainability
- Active shareowner engagement

SUMMARY OF QUALIFICATIONS OF CONTINUING DIRECTORS

The following chart highlights composition and certain key attributes of our director nominees and continuing directors on the Board. Additional information about each director's experience and qualifications is set forth in each director's profile.



	BLAKE D. MORET	THOMAS W. ROSAMILIA	PATRICIA A. WATSON	STEVEN R. KALMANSON	JAMES P. KEANE	DONALD R. PARFET	J. PHILLIP HOLLOMAN	LAWRENCE D. KINGSLEY	LISA A. PAYNE
Committee Membership									
Audit		✓	✓		Chair			✓	
Compensation					✓		✓		Chair
Board Composition and Corporate Governance				Chair			✓		✓
Technology		✓	✓	✓				Chair	
Other Information									
Age	56	57	52	66	59	66	63	55	60
Tenure	2	2	1	7	7	10	5	5	3
Independent		✓	✓	✓	✓	✓	✓	✓	✓
Diverse Gender or Ethnicity			✓				✓		✓
Other Public Company Boards	1	0	1	0	1	3	0	2	2
Term Expiring	Nominee	Nominee	Nominee	2020	2020	2020	2021	2021	2021

👤 Chair

DIRECTOR HIGHLIGHTS

AGE



| 5 <60 | 2 60-64 | 2 65-69 |

MEDIAN **59**   AVERAGE AGE **59**

TENURE



4 < 4 years
2 5-6 years
2 7-9 years
1 10+ years

AVERAGE TENURE **4.7**

DIVERSITY



33% DIVERSE

2 Women
1 Men of Color
6 White Men

DIRECTOR EXPERIENCE

CEO/Executive Leadership
 9

Global Business
 6

Financial/Accounting
 9

Industry/Operational/Manufacturing
 7

Technology & Innovation
 6

Sales & Marketing
 4

Risk and Governance
 9

ATTENDANCE RATE PER DIRECTOR



| 7 100% | 1 95% | 1 90% |

of the meetings of the Board and Committees on which they serve

ITEM 2 APPROVAL OF AUDITORS PAGE 52

We ask our shareowners to approve the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending September 30, 2019. Below is summary information about fees paid to Deloitte & Touche LLP for services provided in fiscal 2018 and 2017 (in millions):

Year Ended September 30		2018		2017
Audit Fees	$	5.68	$	5.38
Audit-Related Fees		0.11		0.15
Tax Fees		0.01		0.18
All Other Fees		0.01		0.01
TOTAL	**$**	**5.81**	**$**	**5.72**

 **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE SELECTION OF DELOITTE & TOUCHE LLP.**

ITEM 3 ADVISORY VOTE ON EXECUTIVE COMPENSATION PAGE 55

We ask our shareowners to approve on an advisory basis the compensation of our named executive officers. We believe our compensation programs and practices are appropriate and effective in implementing our compensation philosophy, support achievement of our goals with appropriate levels of risk, and are aligned with shareowner interests. Our executive compensation program includes:

- a balanced mix of long-term incentives, including stock options, performance shares and restricted stock, to motivate long-term performance and reward executives for absolute gains in share price and relative performance based on total shareowner return compared to the S&P 500 Index;

- very limited perquisites;
- stock ownership requirements for officers;
- annual incentive compensation payouts tied directly to performance and capped at 200% of target, limiting excessive awards for short-term performance;
- multiple-year vesting of long-term incentive awards;
- claw-back agreements and a recoupment policy; and
- absence of employment contracts with our named executive officers.

EXECUTIVE COMPENSATION PAGE 27

Our executive compensation program is designed to attract and retain executive talent and emphasize pay for performance. Our compensation program includes base salary, annual incentive compensation, long-term incentives, defined benefit and defined contribution retirement plans, and a very limited perquisite package. Our compensation program includes the following key principles:

- Compensation decisions are based on a number of factors, including market compensation rates, Company performance against pre-established goals and the relative share performance of the Company compared to the broader stock market, as well as the experience and contributions of individual executives.

- A significant portion of an executive's compensation is directly linked to our performance and the creation of shareowner value.

- Long-term incentives reward management for creating shareowner value and align the financial interests of executives and shareowners.
- Incentive compensation payouts may vary significantly from year to year based on performance compared to goals.

We seek sustained growth and performance through various activities that depend on our executives for their planning and execution. We believe it is important to align the compensation of our leadership with this growth and performance strategy through pay for performance. We believe our shareowners support this philosophy based on the overwhelming level of shareowner support for the proposal to approve the compensation of our named executive officers presented at our 2018 Annual Meeting.

 **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" OUR EXECUTIVE COMPENSATION PROGRAM.**

PROXY STATEMENT

2019 ANNUAL MEETING

The 2019 Annual Meeting of Shareowners of Rockwell Automation, Inc. will be held at 5:30 p.m. (Central Standard Time) on February 5, 2019, for the purposes set forth in the accompanying Notice of 2019 Annual Meeting of Shareowners. This proxy statement and the accompanying proxy are furnished in connection with the solicitation by our Board of Directors of proxies to be used at the meeting and at any adjournment of the meeting. We will refer to the company in this proxy statement as "we," "us," "our," the "Company" or "Rockwell Automation."

> **THIS PROXY STATEMENT AND FORM OF PROXY ARE BEING DISTRIBUTED OR MADE AVAILABLE TO SHAREOWNERS BEGINNING ON OR ABOUT DECEMBER 20, 2018.**

ROCKWELL AUTOMATION

We are a leader in industrial automation and information. We bring the Connected Enterprise to life by integrating control and information across the enterprise to help industrial companies and their people become more productive. Our brand promise of *Expanding Human Possibility* emphasizes the central role that people play in advanced manufacturing, and underscores our focus on ways we maximize performance, foster innovation, and deliver value.

The Company continues the business founded as the Allen-Bradley Company in 1903. The privately-owned Allen-Bradley was a leading North American manufacturer of industrial automation equipment when the former Rockwell International Corporation (RIC) purchased it in 1985.

We were incorporated in Delaware in connection with a tax-free reorganization completed on December 6, 1996, pursuant to which we divested our former aerospace and defense business (the A&D Business) to The Boeing Company. In the reorganization, RIC contributed all of its businesses, other than the A&D Business, to us and distributed all of our capital stock to RIC's shareowners. Boeing then acquired RIC.

Our principal executive office is located at 1201 South Second Street, Milwaukee, Wisconsin 53204, USA. Our telephone number is +1 (414) 382-2000, and our website is located at *https://www.rockwellautomation.com*. Our common stock trades on the New York Stock Exchange (NYSE) under the symbol ROK.

ELECTION OF DIRECTORS



DONALD R. PARFET
LEAD INDEPENDENT DIRECTOR

Dear Fellow Shareowner:

I am pleased to provide this review of the important work of the Board of Directors. I am humbled by the privilege to serve as the Lead Independent Director of the Board, and on behalf of the Board thank you for your continued support of the Company. The Board is committed to effective oversight and sound corporate governance policies and practices enabled by our strong independent leadership and proactive approach. We believe our commitment to the highest standards of corporate governance drives success and helps create and protect long-term shareowner value. The following provides you with an update on our major initiatives and accomplishments in the past year.

Board Governance

As a Board and a Company we strive to continuously improve, and our annual review of our Board, director, and committee performance helps us define and measure our efforts. This year we made changes to our self-evaluation process, code of conduct process, and committee structures and enhanced the disclosures in this Proxy Statement.

The Board annually reviews the style and manner of our performance evaluations, and this year we changed our approach. In the past, the Chair of the Board Composition and Corporate Governance Committee held individual phone calls with each director to receive their input. This year, we instead asked each director to fill out and return a questionnaire, which included open-ended questions, as well as provided the opportunity for a phone call. We believe this process gave us an opportunity to receive different input. We will continue to evaluate how we conduct our self-assessments and choose the style and manner that fulfills the Board's needs at that time.

In line with our annual review of our Board practices, we decided to enhance our process on code of conduct matters for senior executives and directors. The enhanced process gives the Board additional oversight of and visibility into code of conduct matters for senior executives and directors.

We also reviewed and reallocated committee responsibilities. In particular, we made changes to the Technology and Board Composition and Corporate Governance Committee charters as a result of the change of the oversight responsibilities of the Company's corporate responsibility and sustainability matters. The shift of this responsibility to the Board Composition and Corporate Governance Committee better

positions the Technology Committee to take a more dedicated role in overseeing innovation and technology matters, which are critical to the Company's strategy. The changes are reflected in the committee charters available on the Rockwell Automation website and are discussed in more detail in this Proxy Statement.

Our fall shareowner engagement was used to solicit feedback from our largest investors, including feedback on how we describe Board skills and attributes in this Proxy Statement. In response, we enhanced our disclosures with the goal of clearly describing the alignment of skills we believe are important to the Company's long-term strategies. Our directors' skills and independent thought leadership are invaluable in establishing and executing our long-term strategy.

Board Refreshment

The Board remains attentive to the need to have the right mix of skills and perspectives in the boardroom. We work to maintain a proper balance of tenure, diversity, skills and experience on the Board. We have one director who recently retired and two who will retire immediately prior to our upcoming annual shareowner meeting. It is with great gratitude that we acknowledge the exceptional tenure of our departing directors – Betty Alewine who retired this October, and William McCormick Jr. and Keith Nosbusch, who are retiring from the Board in February, 2019. Ms. Alewine, Mr. McCormick Jr., and Mr. Nosbusch served as directors for 18, 30, and 14 years, respectively. Their breadth of knowledge and depth of experience has been extremely beneficial to our new directors and the Company. The Board is grateful for their leadership and thanks them for their many years of service and dedication.

Refreshment also means we evaluate our committee composition and occasionally make changes to bring fresh perspectives and ideas. This year we made changes to our committee membership and chairs, and reorganized oversight responsibilities. These changes are described in more detail in this Proxy Statement.

Board Oversight

This year's Proxy Statement reflects our continued focus on performance and growth, an engaged and effective Board, and the culture we have built over the years. We remain vigilant in our review of the Company's long and short-term strategic priorities to ensure the Company remains well-positioned to create value for shareowners.

I am committed to work closely with the Chairman and CEO and my fellow independent directors to continue to ensure we are focused on creating long-term shareowner value. Thank you for your continued support.

Sincerely,

DONALD R. PARFET
Lead Independent Director

CORPORATE GOVERNANCE

GOVERNANCE PRACTICES OVERVIEW

Good governance is a critical part of our corporate culture. The following provides an overview of certain of our governance practices and Board attributes:

BOARD OF DIRECTORS

- Size of continuing Board – **9**
- Plurality vote with director resignation policy for failure to receive a majority of votes cast in uncontested director elections
- Lead Independent Director
- All directors are expected to attend the Annual Meeting
- Generally directors do not stand for re-election after age 72

BOARD COMPOSITION

- Number of independent directors - **8**
- Diverse Board with different backgrounds, experiences and expertise, as well as balanced mix of ages and tenure of service
- All Board members have experience with corporate governance matters
- Audit Committee has financial experts
- Two female directors and one African-American director

BOARD PROCESSES

- Independent directors meet without management present
- Annual Board and Committee self-assessments and individual director and Lead Independent Director evaluations
- Board orientation program
- Guidelines on Corporate Governance approved by Board
- Board plays active role in strategy and risk oversight
- Full Board regularly reviews succession planning for CEO and senior management

SHAREOWNER RIGHTS

- Confidential voting policy
- By-laws provide proxy access to shareowners

BOARD ALIGNMENT WITH SHAREOWNERS

- Annual equity grants align interests of directors and officers with those of shareowners
- Annual advisory approval of executive compensation
- Stock ownership requirements for officers and directors
- Active shareowner engagement

COMPENSATION

- No employment agreements with officers
- Limited use of change of control agreements
- Executive compensation is tied to performance - 84% of CEO pay and 73% of other NEO pay is performance-based
- Anti-hedging and anti-pledging policies for directors and officers
- Recoupment policy and claw-back agreements

INTEGRITY AND COMPLIANCE

- Code of Conduct for employees, officers and directors
- Environmental, health and safety policies
- Annual training on ethical behavior is required for all employees
- Annual Corporate Responsibility Report
- Commitment to corporate responsibility and sustainability

OTHER

- Employees may vote their shares in Company-sponsored plans
- An independent inspector tabulates shareowner votes for the Annual Meeting
- Disclosure Committee to ensure timely and accurate disclosures in SEC reports

BOARD'S ROLE AND RESPONSIBILITIES

OVERVIEW

The Board is responsible for proactively overseeing the business and affairs of the Company, including corporate governance, corporate responsibility, business strategy, business performance, executive compensation, capital management, and the Company's management, including succession and development. The Board is focused on helping the Company achieve long-term value creation for its shareowners and other stakeholders, and maintaining the Company's strong commitment to integrity and ethical conduct in all of the Company's relationships and business transactions.

BOARD'S ROLE IN RISK OVERSIGHT

The responsibility for managing risk rests with executive management. The Board has primary responsibility for oversight of management's program of enterprise risk management for the Company. The standing Committees of the Board address the risks related to their respective areas of oversight, and the Audit Committee is responsible for reviewing the overall guidelines and policies that govern our process for risk assessment and management.

Management periodically reports to the Board regarding the system that is used to assess, manage and monitor risks. Management also reports to the Board on the risks it has assessed to be the most significant, together with management's plans to mitigate those risks. We believe we have an effective risk management system that fosters a culture of appropriate risk taking. We have strong internal processes and a strong control environment to identify and manage risks. We also believe that our current leadership structure, with Mr. Moret serving as both Chairman and CEO, enhances the Board's effectiveness in overseeing risk. Mr. Moret has extensive knowledge of the Company's business and operations that helps the Board to identify and address key risks facing the Company. Executive officers are assigned responsibility for managing the risks deemed most significant. Our risk oversight is aligned with the Board's oversight of the Company's strategies and plans. Thus, the Board ordinarily receives reports on the risks implicated by the Company's strategic decisions concurrent with the deliberations leading to those decisions. From time to time, the full Board will receive reports from management on enterprise risks that are not specifically assigned to a Committee.

Our risk management system seeks to ensure that the Board is informed of major risks facing the Company. The Audit Committee provides oversight regarding financial risks. The Audit Committee receives regular reports on management policies and practices relating to the Company's financial statements and the effectiveness of internal controls over financial reporting. The Audit Committee also receives regular reports from the Company's independent auditors and general auditor as well as the General Counsel regarding legal and compliance risks. The Compensation Committee considers the risk implications of the incentives created by our compensation programs. The Technology Committee oversees risks related to technology. The Board Composition and Corporate Governance Committee oversees governance-related risks, including conflicts of interest, director independence, Board and Committee structure and performance, and safety and environmental protection, among other corporate responsibility matters.

The oversight of cybersecurity risk is the responsibility of multiple Committees and also requires annual in-person reviews with the full Board. The Audit Committee reviews cybersecurity risks reported by the Company's internal audit team related to product/service security, secure development environments, and information security deficiencies. The Technology Committee conducts an annual review of the cybersecurity risks associated with product/service security and secure development environments, including a detailed review of management action plans to address audit findings relating to those risks. The full Board receives an annual update on cybersecurity strategy, interim status updates and detailed reviews of management's plans to address any audit findings and updates on any significant developments related to those findings or any information security incidents. The Board recognizes the importance of maintaining the confidentiality of our customer and employee information and dedicates significant attention to the oversight of cybersecurity risks.

Our Annual Report on Form 10-K for the year ended September 30, 2018 contains an extensive description of the most significant enterprise risks that we face.

BOARD'S ROLE IN MANAGEMENT SUCCESSION PLANNING/ORGANIZATIONAL HEALTH

Our Board considers succession planning and development to be a critical part of the Company's long-term strategy. The full Board oversees CEO and senior management succession and development plans and receives regular reports on employee engagement and retention matters. At least annually the Board reviews senior management succession and development plans with our CEO. With regard to CEO succession planning, the Board regularly discusses potential CEO candidates and their development and preparedness.

BOARD'S ROLE IN ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) MATTERS

Corporate responsibility is an important priority for the Board and the Company. We have a strong commitment to being an ethical and responsible company acting with integrity and respect for each other and the environment, which starts with the tone set by the Board. The Board Composition and Corporate Governance Committee reviews and addresses our diversity and inclusion and environmental protection and sustainability practices regularly, and reports its findings and recommendations to the full Board.

SHAREOWNER ENGAGEMENT

We believe that effective corporate governance should include regular engagement with our shareowners. We are committed to fostering strong relationships and an open dialogue with shareowners through our ongoing program of outreach to shareowners that is management-led and overseen by the Board. During the fall, we invite our largest shareowners (excluding brokerage accounts) to have a call to discuss our corporate governance practices and executive compensation program. We also solicit input on topics of importance to our shareowners. We conduct additional outreach with our largest shareowners during the proxy season, with post-meeting follow-up as appropriate. In the fall of 2018, shareowners representing approximately 14% of our outstanding shares accepted our invitation to have calls, and we also had a call with one proxy advisory firm. We discussed governance practices and trends, including Board skills presentation and engagement practices, our executive compensation program, and received feedback on topics important to our shareowners.

Shareowner feedback from our outreach calls and any shareowner letters that we receive are presented to and discussed with our Board. Our Board values the views of shareowners and considers shareowner feedback in establishing and evaluating appropriate policies and practices. Acting in line with shareowner feedback and other input, our Board proactively adopted a proxy access by-law, and enhanced disclosure of director skills and the Audit Committee's review of auditor tenure and rotation in our proxy statement.

We believe that regular engagement with our shareowners helps to strengthen our relationships with shareowners, helps us to better understand shareowner views on our corporate governance practices, and provides us with insights into governance and compensation topics and trends.

COMMUNICATIONS TO THE BOARD AND OMBUDSMAN

Shareowners and other interested parties may send communications to the Board, an individual director, the Lead Independent Director, the non-management directors as a group, or a Board Committee at the following address:

Rockwell Automation, Inc.

c/o Corporate Secretary
1201 South Second Street
Milwaukee, Wisconsin 53204, USA
Attn: Board of Directors

The Secretary will receive and process all communications before forwarding them to the addressee. The Secretary will forward all communications unless the Secretary determines that a communication is a business solicitation or advertisement, or requests general information about us.

In accordance with procedures approved by the Audit Committee, concerns about accounting, internal controls or auditing matters should be reported to the Ombudsman as outlined in our Code of Conduct, which is available on our website at *https://www.rockwellautomation.com*, select "Integrity – Sustainability" at the bottom of the page, then the "Ethics & Compliance" tile before selecting "Code of Conduct." These standards are also available in print to any shareowner upon request. The Ombudsman is required to report promptly to the Audit Committee all reports of questionable accounting or auditing matters that the Ombudsman receives. You may contact the Ombudsman by addressing a letter to:

Ombudsman
Rockwell Automation, Inc.

1201 South Second Street
Milwaukee, Wisconsin 53204, USA

You may also contact the Ombudsman by telephone at +1 (800) 552-3589 (US only) or +1 (414) 382-8484, e-mail at *ombudsman@ra.rockwell.com*, fax at +1 (414) 382-8485, or, if you wish to remain anonymous, by going to: *https://rockwellautomationombudsman.alertline.com*.

BOARD STRUCTURE

LEADERSHIP STRUCTURE

The Board takes a flexible approach to its leadership structure, allowing it to adapt its structure depending on current circumstances. The Board reviews its leadership structure at least annually and will vary it as circumstances warrant. The Board believes that the question of whether to separate or combine the roles of Chairman and CEO should be discussed and determined by the Board from time to time and that it depends upon the current performance of the Company and the experience, knowledge, and temperament of the CEO. Currently the Board has combined the roles of Chairman and CEO and Mr. Moret serves in both capacities. The Board believes that this structure enhances overall Board effectiveness and interaction with management, and provides the Company with strong, clear leadership and strategic vision.

The Board believes that a unified leadership structure continues to work well, and is the right model for us to successfully execute our strategy. In making this decision, the Board considers the Company's performance, operating and governance environment, investor feedback, and the Board's composition, functioning and effectiveness. The Board believes that Mr. Moret has the skills, experience and character to provide the Company with strong and effective leadership, including:

- successfully transitioned into the CEO role beginning in July 2016,
- long experience and deep knowledge of the Company, its customers and its business operations and strategy,
- deep industry knowledge and expertise, and
- proven leadership skills with the vision necessary to lead the Board and our Company.

The leadership structure of the Board and Company is further strengthened by:

- the leadership provided by our Lead Independent Director, with defined roles and responsibilities set forth in a Lead Independent Director Charter,
- refreshment/election of new Directors,
- the independence of all members of the Audit, Board Composition and Corporate Governance, and Compensation Committees,
- our governance guidelines and practices,
- our processes for evaluating the Board and management, and
- our strong commitment to integrity and compliance with the highest standards of legal and ethical conduct.

LEAD INDEPENDENT DIRECTOR

Our Guidelines on Corporate Governance require the appointment of a Lead Independent Director in the event the Chairman is a management director. The Board believes that this framework further strengthens the leadership of the Company. In February 2016, the Board first elected Donald R. Parfet to serve as Lead Independent Director. Mr. Parfet is an experienced director having served as a senior executive of a pharmaceutical company, as lead director of another public company, and as an outside director on three public company boards (in addition to the Company).

The Board adopted a separate charter for the Lead Independent Director to formalize existing practices and strengthen the role. The duties and responsibilities of the Lead Independent Director include: work to ensure the Board functions with appropriate independence from management and other non-independent directors; preside at all meetings of the Board at which the Chairman is not present; preside at all executive sessions of the independent directors; act as a key liaison between the Chairman, the CEO, and the independent directors; call meetings of the independent directors, when necessary; communicate Board feedback to the Chairman and CEO after each Board meeting (except that the Chair of the Compensation Committee will lead the discussion of the performance of the CEO and communicate the Board's evaluation of that performance to the CEO); collaborate with the Chairman to develop Board meeting agendas; and perform such other duties as the Board may request from time to time. Currently, the Lead Independent Director does not serve on any Committees, but attends all Committee meetings.

The Board's independent oversight function is further enhanced by the fact that the directors have complete access to management, the Board and the Committees may retain their own advisors, and there is an annual evaluation by the independent Compensation Committee of our CEO's performance against predetermined goals.

The Board believes the current leadership structure is appropriate for the Company at this time, providing effective independent oversight of management and a highly independent, engaged, and functioning Board.

BOARD MEETINGS AND COMMITTEES

Our business is managed under the direction of the Board. The Board has established four standing committees: the Audit Committee, the Board Composition and Corporate Governance Committee, the Compensation Committee and the Technology Committee, whose principal functions are briefly described below. Each Committee has a written charter that sets forth the duties and responsibilities of the Committee. Current copies of the Committee charters are available on our website at *https://ir.rockwellautomation.com/corporate-governance/governance-documents/default.aspx*. The Committees review and assess the adequacy of their charters each year and recommend any proposed changes to the Board for approval. During fiscal 2018, each Committee reviewed its charter and some made changes effective October 1, 2018. The Board Composition and Corporate Governance Committee amended its charter to include responsibilities with respect to oversight of corporate responsibility and sustainability and code of conduct matters for senior officers and directors, and to change its name. The Technology Committee amended its charter to remove responsibilities with respect to corporate responsibility and sustainability, broaden responsibilities with respect to innovation and technology matters, and updated its name. The Compensation and Audit Committees did not make any changes to their charters.

In fiscal 2018, the Board held nine meetings and on three occasions acted by written consent in lieu of a meeting. Nine of the directors attended 100% of the meetings and two directors attended 90% or more of the meetings of the Board and the Committees on which they served. Directors are expected to attend the Annual Meeting of Shareowners. All of the directors attended the 2018 Annual Meeting, except one director who could not attend due to a schedule conflict.

COMMITTEES OF THE BOARD

Audit Committee	Members
ROLES AND RESPONSIBILITIES: ■ Assist the Board in overseeing and monitoring the integrity of our financial reporting processes, our internal control and disclosure control systems, the integrity and audits of our financial statements, our compliance with legal and regulatory requirements, the qualifications and independence of our independent registered public accounting firm, and the performance of our internal audit function and independent registered public accounting firm. ■ Appoint our independent registered public accounting firm, subject to shareowner approval. ■ Approve all audit and audit-related fees and services and permitted non-audit fees and services of our independent registered public accounting firm. ■ Review with our independent registered public accounting firm and management our annual audited and quarterly financial statements. ■ Discuss with management our quarterly earnings releases. ■ Review with our independent registered public accounting firm and management the quality and adequacy of our internal controls. ■ Discuss with management our financial risk assessment and risk management policies. ■ Review cybersecurity risks reported by the Company's internal audit team related to product/service security, secure development environments, and information security deficiencies. **INDEPENDENCE:** ■ All members of the Committee meet the independence and financial literacy standards and requirements of the NYSE and the Securities and Exchange Commission (SEC). The Board has determined that Messrs. Keane and Kingsley qualify as "audit committee financial experts" as defined by the SEC.	James P. Keane (Chair) Lawrence D. Kingsley Thomas W. Rosamilia Patricia A. Watson Number of Meetings in Fiscal 2018: **Seven**

Board Composition and Corporate Governance Committee	Members
ROLES AND RESPONSIBILITIES: ■ Consider and recommend to the Board qualified candidates for election as directors of the Company. ■ Review leadership structure of the Board. ■ Consider matters of corporate governance and review adequacy of our Guidelines on Corporate Governance. ■ Administer the Company's related person transactions policy. ■ Annually assess and report to the Board on the performance of the Board as a whole and of the individual directors. ■ Recommend to the Board the members of the Committees of the Board and the director to serve as Lead Independent Director. ■ Conduct an annual review of director compensation and recommend to the Board any changes. See "Director Compensation" below. ■ Review the application of the Company's Code of Conduct to the Company's senior executive officers and directors, address any misconduct or matters involving a senior executive or director, and report and make recommendations to the Board as to any such matters as appropriate. ■ Review and assess the Company's policies and practices with respect to matters affecting our corporate responsibilities including, diversity and inclusion, environmental protection and sustainability, employee health and safety, community relations, and corporate social responsibility. **INDEPENDENCE:** ■ All members of the Committee are independent directors as defined by the NYSE.	Steven R. Kalmanson (Chair) J. Phillip Holloman William T. McCormick Jr. Lisa A. Payne Number of Meetings in Fiscal 2018: **Five**

Compensation Committee	Members
ROLES AND RESPONSIBILITIES: ■ Evaluate the performance of our senior executives, including the CEO. ■ Make recommendations to the Board with respect to compensation plans. ■ Review and approve salaries, incentive compensation, equity awards and other compensation of officers. ■ Review the salary plan for the CEO and other executives who directly report to the CEO. ■ Review and approve corporate goals and objectives. ■ Administer our incentive, deferred compensation and long-term incentives plans in which officers participate. ■ Oversee the work of any advisor retained by the Committee. ■ Review whether the work of any compensation consultant retained by the Committee raises any conflict of interest.	Lisa A. Payne (Chair) J. Phillip Holloman James P. Keane William T. McCormick, Jr. Number of Meetings in Fiscal 2018: **Four, plus four actions taken by written consent**

INDEPENDENCE:

■ All members of the Committee are independent directors as defined by the NYSE and are not eligible to participate in any of our compensation plans or programs, except our 2003 Directors Stock Plan and Directors Deferred Compensation Plan.

ROLE OF EXECUTIVE OFFICERS:

■ The CEO and certain other executives assist the Committee with its review of compensation of our officers. See "Executive Compensation — Compensation Discussion and Analysis — Compensation Review Process" below.

ROLE OF COMPENSATION CONSULTANTS:

■ The Committee has engaged Willis Towers Watson, an executive consulting firm that is directly accountable to the Committee, to provide advice on compensation trends and market information to assist the Committee in fulfilling its duties, including the following responsibilities: review executive compensation and advise of changes to be considered to improve effectiveness consistent with our compensation philosophy; provide market data and recommendations on CEO and other executive compensation; review materials for Committee meetings and attend Committee meetings; and advise the Committee on best practices for governance of executive compensation as well as areas of possible concern or risk in the Company's programs. The Committee reviews the performance of the consultants annually.

■ Willis Towers Watson (and its predecessors Towers Watson and Towers Perrin) has served as the Committee's advisor for fifteen years, was directly engaged by and is accountable to the Committee, and has not been engaged by management for other services, except as described below. During fiscal 2018, Willis Towers Watson was paid $135,000 for executive compensation advice, other services to the Committee, and director compensation advice and other services to the Board Composition and Corporate Governance Committee. During fiscal 2018, Willis Towers Watson was also paid $2,832,000, of which $2,304,000 or 81% was for core actuarial services and $528,000 or 19% was for other human resource services to the Company and its benefit plans. The engagements for these other services were recommended by management and approved by the Compensation Committee.

In fiscal 2018, the Committee selected Willis Towers Watson to serve as its independent compensation consultant after assessing the firm's independence, taking into consideration the following factors, among others:

■ In January 2016, Towers Watson and Willis merged to form Willis Towers Watson. In January 2010, Towers Perrin merged with Watson Wyatt — the Company's long-time actuary — to create Towers Watson. The Committee's relationship with the compensation consultants at Towers Watson pre-dates the 2010 merger by over six years.

■ The Willis Towers Watson consultants to the Committee have worked with the Committee since Towers Perrin was engaged by the Committee in November 2003; their performance and counsel over this period have indicated objectivity and independence.

■ The Committee's oversight of the relationship between the Company and Willis Towers Watson mitigates the possibility that management could misuse other engagements to influence Willis Towers Watson's compensation work for the Committee.

■ Willis Towers Watson has adopted internal safeguards to ensure that its executive compensation advice is independent and has provided the Committee with a written assessment of the independence of its advisory work to the Committee for fiscal 2018.

■ The Committee retains ultimate decision-making authority for all executive pay matters and understands Willis Towers Watson's role is simply that of advisor.

■ There are no significant business or personal relationships between Willis Towers Watson and any of our executives or members of the Committee.

Based on this assessment, the Compensation Committee has concluded that it is receiving objective, unbiased and independent advice from Willis Towers Watson and that its work for the Company does not raise any conflict of interest. The Committee intends to continue to oversee all relationships between the Company and Willis Towers Watson to ensure that the Committee continues to receive unbiased compensation advice from Willis Towers Watson. In addition, the Committee will review and approve the type and scope of all services provided by Willis Towers Watson and the amounts paid by the Company for such services.

Technology Committee	Members
ROLES AND RESPONSIBILITIES: ■ Review and assess our innovation and technology matters, including our strategy and approach to technical talent management. ■ Assist in oversight of risks associated with technology, including information and product and service security and product safety. ■ Review and assess practices with respect to customer needs for technology development and messaging and marketing of our technologies. ■ Periodically review our intellectual property strategy and activities. **INDEPENDENCE:** ■ All members of the Committee other than Mr. Nosbusch are independent directors as defined by the NYSE.	Lawrence D. Kingsley (Chair) Steven R. Kalmanson Keith D. Nosbusch Thomas W. Rosamilia Patricia A. Watson Number of Meetings in Fiscal 2018: **Three**

INDEPENDENT DIRECTOR SESSIONS

The independent directors meet in executive session without any officer or member of management present in conjunction with regular meetings of the Board. The Lead Independent Director presides over executive sessions. Following each executive session, the Lead Independent Director discusses with the Chairman and CEO appropriate matters from these sessions.

BOARD PROCESSES

BOARD AND COMMITTEE EVALUATIONS

The Board and its Committees conduct self-assessments annually at their October/November meetings (other than the Technology Committee, which conducts its annual self-assessment in February). Prior to that meeting, the Board reviews the style and manner in which the evaluations will be conducted. The Chair of the Board Composition and Corporate Governance Committee oversees the Board evaluation process, including the evaluation of the Lead Independent Director. The annual evaluation process is summarized below.

ACTION	DESCRIPTION
PREPARATION	Each director receives materials for the annual evaluation of (i) the Board's performance and contributions of individual directors, (ii) his or her Committees, and (iii) Lead Independent Director performance. The materials include the Board and Committee self-assessment process, Committee charters and suggested topics for discussion.
PERFORMANCE REVIEW	Each director is provided a questionnaire and asked to consider a list of questions to assist with the evaluation of the Board, individual directors and Committees, including topics such as Board composition, Committee composition and effectiveness, the conduct and effectiveness of meetings, quality of discussions, roles and responsibilities, quality and quantity of information provided, opportunities for improvement and follow through on recommendations. As part of this process, directors are asked to provide feedback on the performance of other directors, including the Lead Independent Director.
CORPORATE GOVERNANCE REVIEW	The Board reviews its Guidelines on Corporate Governance, including the guidelines for determining director independence, and revises them as appropriate to promote effective board functioning, and receives reports from the General Counsel on recent governance developments, regulations and best practices. Each Committee reviews its charter and confirms compliance with all charter requirements. In addition, the Board Composition and Corporate Governance Committee reviews the Board Membership Criteria.
EVALUATION REPORT	The Chair of the Board Composition and Corporate Governance Committee prepares a written report summarizing the annual evaluation of Board performance, including findings and recommendations. The report is distributed to the Board for consideration and discussed at the next Board meeting. The Committee chairs report to the Board on their Committee evaluations, noting any actionable items. Past evaluations have addressed a wide range of topics such as strategy, board communications, risk management, acquisitions, and succession planning.
ACTIONABLE ITEMS	The Board and Committees address any actionable items throughout the year.

DIRECTOR EDUCATION

Our Board believes in continuous improvement of Board effectiveness and functioning as well as individual skills and knowledge. All new directors are required to participate in our director orientation program to familiarize them with the Company's business, strategic plans, significant financial, accounting and risk management issues, ethics and compliance programs, principal officers, and internal and independent auditors.

We also provide directors with regular presentations and memoranda on key business, governance, and other important topics intended to assist directors in carrying out their responsibilities. Directors from time to time tour Company facilities and attend our trade shows and investor events. In addition, directors participate in outside continuing education programs to increase their knowledge and understanding of the duties and responsibilities of directors and the Company, regulatory developments, and best practices.

RELATED PERSON TRANSACTIONS

The Board adopted a written policy regarding how it will review and approve related person transactions (as defined below). The Board Composition and Corporate Governance Committee is responsible for administering this policy. The policy is available on our website at *https://ir.rockwellautomation.com/corporate-governance/governance-documents/default.aspx.*

The policy defines a related person transaction as any transaction in which the Company is or will be a participant, in which the amount involved exceeds $120,000, and in which any Related Person or any of their immediate family members has or will have a direct or indirect material interest. Related Persons include directors, director nominees, executive officers, and shareowners who own more than 5% of the Company's securities. The policy sets forth certain transactions, arrangements and relationships not reportable under SEC rules that do not constitute related person transactions.

Under this policy, each director, director nominee and executive officer must report each proposed or existing transaction between us and that individual or any of that individual's immediate family members to our General Counsel. Our General Counsel will assess and determine whether any transaction reported to her, or of which she learns, constitutes a related person transaction. If our General Counsel determines that a transaction constitutes a related person transaction, she will refer it to the Board Composition and Corporate Governance Committee. The Committee will approve or ratify a related person transaction only if it determines that the transaction is in, or is not inconsistent with, the best interests of the Company and its shareowners. In determining whether to approve or ratify a related person transaction, the Committee will consider factors it deems appropriate, including:

- the fairness to the Company;
- whether the terms of the transaction would be on the same basis if a related person was not involved;
- the business reasons for the Company to participate in the transaction;
- whether the transaction may involve a conflict of interest;
- the nature and extent of the related person's and our interest in the transaction; and
- the amount involved in the transaction.

There are no related person transactions to report in this proxy statement.

Rebecca W. House, the Company's Senior Vice President, General Counsel and Secretary, is married to a partner in the law firm of Foley & Lardner LLP (Foley). The Company has used Foley to perform various legal services for many years, significantly predating Ms. House joining the Company in January 2017. Ms. House's spouse does not have a material interest in Foley's relationship with the Company because he is not involved in providing or supervising services that Foley performs for the Company, he does not receive any direct compensation from the fees the Company pays to Foley, and those fees in the last fiscal year were less than one-half of one percent of Foley's annual revenues. Under the Company's related person transactions policy, the Board Composition and Corporate Governance Committee reviewed the Company's relationship and transactions with Foley and concluded that they comply with the policy and do not constitute related person transactions. The Committee also approved additional guidelines that require the Company's CFO to review and pre-approve any recommendations to engage Foley for legal services. The Company elected to voluntarily disclose its relationship with Foley in this proxy statement.

CORPORATE GOVERNANCE DOCUMENTS

You will find current copies of the following corporate governance documents on our website at *https://ir.rockwellautomation.com/corporate-governance/governance-documents/default.aspx:*

- Board of Directors Guidelines on Corporate Governance
- Audit Committee Charter
- Compensation Committee Charter
- Board Composition and Corporate Governance Committee Charter
- Technology Committee Charter
- Lead Independent Director Charter
- Code of Conduct
- Related Person Transactions Policy
- Executive Compensation Recoupment Policy
- Shareowner Communications to the Board and Ombudsman
- Certificate of Incorporation
- By-laws

We will provide printed copies of any of these documents to any shareowner upon written request to Rockwell Automation Shareowner Relations, 1201 South Second Street, Milwaukee, WI 53204, USA.

BOARD OF DIRECTORS

INTRODUCTION

Our certificate of incorporation provides that the Board of Directors will consist of three classes of directors serving staggered three-year terms that are as nearly equal in number as possible. One class of directors is elected each year with terms extending to the third succeeding Annual Meeting after election.

The terms of five directors expire at the 2019 Annual Meeting. The Board has nominated three of these current directors, upon the recommendation of the Board Composition and Corporate Governance Committee, for election as directors with terms expiring at the 2022 Annual Meeting. The other two directors, William T. McCormick Jr. and Keith D. Nosbusch, were not nominated for re-election to the Board and as such will retire as directors immediately before the 2019 Annual Meeting. The Board decreased its number of directors from eleven to nine effective immediately before the 2019 Annual Meeting.

Proxies properly submitted will be voted at the meeting, unless authority to do so is withheld, for the election of the three nominees specified in *Nominees for Election as Directors with*

Terms Expiring in 2022 below, subject to applicable NYSE regulations. If for any reason any of these nominees is not a candidate when the election occurs (which is not expected), proxies and shares properly authorized to be voted will be voted at the meeting for the election of a substitute nominee. Alternatively, the Board may decrease the number of directors.

The Board has adopted Guidelines on Corporate Governance that contain general principles regarding the responsibilities and function of our Board and Board Committees. The Guidelines set forth the Board's governance practices with respect to leadership structure, Board meetings and access to senior management, director compensation, director qualifications, Board performance, management development and succession planning, director stock ownership, and enterprise risk management. The Guidelines are available on our website at *https://ir.rockwellautomation.com/corporate-governance/governance-documents/default.aspx.*

NOMINATION PROCESS

The Board Composition and Corporate Governance Committee is responsible for screening potential director candidates and recommending qualified candidates to the full Board.

The Committee will consider director candidates recommended by shareowners. Shareowners can recommend director candidates by writing to the Corporate Secretary at Rockwell Automation, 1201 South Second Street, Milwaukee, Wisconsin 53204, USA. The recommendation must include the candidate's name, biographical data and qualifications and any other information required by the SEC to be included in a proxy statement with respect to a director nominee. Any shareowner recommendation must be accompanied by a written statement from the candidate indicating his or her willingness to serve if nominated and elected. The recommending shareowner also must provide evidence of being a shareowner of record of our common stock at that time.

In addition to recommending director candidates to the Committee, shareowners may nominate candidates for election to the Board directly at the Annual Meeting by following the procedures and providing the information set forth in our by-laws. See *"Shareowner Proposals for 2020 Annual Meeting"* set forth later in this proxy statement. Eligible shareowners may also use our proxy access by-law to nominate candidates for election to our Board provided the shareowners and nominees satisfy specified requirements.

The Committee, the Chairman and Chief Executive Officer or other members of the Board may identify a need to add new members to the Board or fill a vacancy on the Board. In that case, the Committee will initiate a search for qualified director candidates, seeking input from senior management and Board members, and to the extent it deems it appropriate, outside search firms. The Committee will evaluate qualified candidates and then make its recommendation to the Board.

In making its recommendations to the Board with respect to director candidates, the Committee considers various criteria set forth in our Board Membership Criteria (see Exhibit A to the Committee's Charter), including experience, professional background, specialized expertise, diversity and concern for the best interests of shareowners as a whole. In addition, directors must be of the highest character and integrity, be free of conflicts of interest with the Company, and have sufficient time available to devote to the affairs of the Company. The Committee from time to time reviews with the Board our Board Membership Criteria.

The Committee will evaluate properly submitted shareowner recommendations under substantially the same criteria and in substantially the same manner as other potential candidates.

DIRECTOR QUALIFICATIONS

We believe that our directors should possess the highest character and integrity and be committed to working constructively with others to oversee the management of the business and affairs of the Company. Our Board Membership Criteria provide that our directors should (i) have a variety of experience and backgrounds, (ii) have high level managerial experience or be accustomed to dealing with complex problems, and (iii) represent the balanced best interests of all shareowners, considering the overall composition and needs of the Board and factors such as diversity, age, and specialized expertise in the areas of corporate governance, finance, industry, international operations, technology and risk management. The Criteria attach importance to directors' experience, ability to collaborate, integrity, ability to provide constructive and direct feedback, lack of bias, and independence. Our Board seeks to maintain members with strong collective abilities that allow it to fulfill its responsibilities.

BOARD SKILLS, QUALIFICATIONS, AND EXPERIENCE

The Board has determined that all of the Company's directors are financially literate and possess the skills, judgment, experience, reputation, and commitment to make a constructive contribution to the Board. In addition, there are seven distinct sets of skills or experience described below that we believe should be represented on our Board to enable the Board to effectively fulfill its governance responsibilities and provide guidance to the management team on the Company's strategy and execution of that strategy. The Board Composition and Corporate Governance Committee strives to ensure that our directors have an appropriate balance of these talents.

Skills and Experience	Relevance to Rockwell Automation's Strategy	No. of Directors
Public Company CEO or Executive Leadership, including hands-on responsibility for strategic and operational planning, financial reporting, compliance, risk management, and talent management, and a track record of success in delivering growth strategies. Specific attributes include ability to manage complexity, ethical approach to conducting business, ability to resolve conflict, and ability to lead high-functioning teams.	Rockwell Automation is a large global public company with complex organizational, operational, and business processes. Directors with experience leading large companies provide unique insights on strategy and operations needed to drive strong results and achieve enterprise goals.	9
Global Business, including a track record of growing market share and revenue in markets around the world; an understanding of how to drive growth in both mature and emerging markets, as well as regulated and free markets; and insight into the talent needs of diverse geographic markets.	Rockwell Automation operates in over 80 countries. Our global presence is important to our competitive advantage. Directors who understand global business opportunities and challenges and global talent needs provide guidance on how to drive growth in markets around the world.	6
Financial/Accounting, including an understanding of finance and financial reporting processes, and awareness of strategies to ensure accurate and compliant reporting and robust financial controls. Directors with a financial/accounting background may meet regulatory requirements to be deemed a "Financial Expert".	Rockwell Automation's business involves complex financial transactions and reporting. Directors with a high level of financial literacy assist in evaluating our financial position, capital structure, financial strategy, and financial reporting.	9
Industry/Operational/Manufacturing, including experience in industrial automation and information, knowledge of markets and vertical market segments, exposure to OT and IT and familiarity with operational processes (discrete, hybrid, continuous process), and experience in overseeing manufacturing operations or in developing, marketing, and delivering services/solutions to address manufacturing needs.	Experience in industrial automation and manufacturing industries is key to providing guidance on our growth and performance strategy. Directors with this type of experience provide insight on marketplace dynamics and key performance indicators to drive our strategic plan and business operations.	7
Relevant Technology and Innovation, including experience in leveraging software technology to solve customer issues, proficiency in commercializing disruptive innovations and developing innovative business models, and knowledge of digitization, mobility, cybersecurity, data management and analysis, and integrated software/hardware.	Rockwell Automation is committed to enabling the next generation of smart manufacturing and the Connected Enterprise. As a company focused on technology and innovation, we value directors with technology experience and knowledge, who can provide important insights on our innovation strategy and execution of that strategy.	6

Skills and Experience	Relevance to Rockwell Automation's Strategy	No. of Directors
Sales and Marketing, including experience growing market share/revenue through innovative marketing and effective selling, a history of building brand awareness and equity, knowledge of how to enhance enterprise reputation and image, and an understanding of the voice of the customer and the power of differentiating a brand in a way that is compelling to target customers.	Rockwell Automation seeks to grow market share and build brand awareness. Directors with experience in marketing and selling provide effective oversight of this aspect of our growth and performance strategy.	4
Risk and Governance Oversight, including experience serving on other public company boards and/or committees: a history of overseeing, managing, and mitigating risks, including cybersecurity, regulatory compliance. intellectual property, and customer management; and an understanding of how to assess and develop strategies to address environmental and social issues.	Rockwell Automation prioritizes corporate governance and responsibility. In the ordinary course of business we face various risks, including operating, regulatory compliance, information security, financial risks, and customer management. An understanding of these matters, and experience addressing them, is important for oversight of enterprise risk management and risk mitigation. Directors who have experience with governance issues support our goal of being an ethical and responsible company with strong governance practices.	9

DIVERSITY

The Board does not have a formal policy with respect to diversity, but recognizes the value of a diverse Board and thus has included diversity as a factor that is taken into consideration in its Board Membership Criteria.

When it considers the composition of the Board, especially when adding new directors, the Board Composition and Corporate Governance Committee assesses the skills and experience of Board members and compares them to the skills that might benefit the Company in light of the current Board composition. The Committee seeks people with a variety of occupational and personal backgrounds to ensure that the Board benefits from a range of perspectives and to enhance the diversity of the Board in such areas as experience, geography, race, gender, and ethnicity. When selecting director candidates, the Committee may identify specific skills, experiences or backgrounds that it believes the Board should seek in order to achieve balance and effectiveness.

The Board believes that it is important that its members reflect diverse viewpoints so that, as a group, the Board includes a sufficient mix of perspectives to allow the Board best to fulfill its responsibilities to shareowners.

BOARD REFRESHMENT AND TENURE

A continuing priority of the Board is ensuring the Board is composed of directors who bring diverse perspective and viewpoints and have a variety of skills, experiences and backgrounds to enable the Board to effectively fulfill its governance responsibilities and represent the long-term interests of shareowners.

The Board is mindful that director tenure can be relevant to the Board's performance. The Board believes that this is a matter that should be discussed and evaluated by the Board from time to time and depends on the Board's current situation and the needs of the Company.

Our Board believes that it contains an ideal balance of newer and longer-tenured directors, so we get the benefit of both fresh perspectives and extensive experience. Three continuing directors have served at least seven years, while four directors were added to the Board in the past three years. The Board believes its current tenure mix is appropriate for the Board at this time and recognizes the merits of a board with balanced tenure. Our directors with longer service are highly valued for their experience and Company-specific knowledge. They have a deep understanding of our business, provide historical context in Board consideration of Company strategy, and enhance Board dynamics and the Board's relationship with management.

The Board regularly reviews director succession and the mix of Board composition, diversity and experience, especially when adding a new member. As part of this process, the Board evaluates the contributions and tenure of current Board members and compares them to the skills that might benefit the Company in light of emerging needs. The Board seeks people with a variety of occupational and personal backgrounds to ensure that the Board benefits from a range of perspectives and to enhance the diversity of the Board. The Board also conducts annual self-assessments and director evaluations. The Board believes it is in the best position to determine the appropriate length of service for a director and overall board tenure, with its current mix providing for a highly effective and functioning Board. In addition to director refreshment, the Board considers refreshment of continuing directors on the Committee level by regularly evaluating and rotating Committee chairs and members. Changes to Committee chairs and members were most recently made in October 2018.

SHAREOWNER ALIGNMENT

Our Board believes its interests are aligned with shareowners both economically and in carrying out its responsibility of oversight of the Company's strategic priorities and the creation of shareowner value.

Our director compensation program is designed to align director compensation directly with the interests of shareowners by paying a meaningful portion of director compensation in shares of our common stock. To further align their interests with shareowners, directors can defer cash fees to restricted stock units that are paid out in shares. In addition, directors are subject to stock ownership requirements. They are required to own shares of our common stock equal in value to five times the portion of the annual retainer payable in cash (with the cash

retainer for fiscal 2018 at $92,500). All current directors exceed their ownership requirements, except Mr. Rosamilia, who joined the Board in 2016, and Ms. Watson, who joined the Board in 2017, and they are on track to meet the requirements within the five-year transition period contained in our stock ownership guidelines. None of our directors receive compensation for their Board service from any source other than the Company.

We seek to maintain a Board with experienced leaders who are familiar with governance issues and compliance with the laws and regulations applicable to our business. Our Board monitors shareowner views and considers shareowner feedback and perspectives in establishing and evaluating Company policies and practices.

DIRECTOR INDEPENDENCE

Our Guidelines on Corporate Governance require that a substantial majority of the members of the Board be independent directors. For a director to be independent, the Board must affirmatively determine that the director has no direct or indirect material relationship with the Company. The Board has established guidelines, which are contained in our Guidelines on Corporate Governance, to assist it in determining director independence in conformity with the NYSE listing requirements. These guidelines are available on our website at *https://ir.rockwellautomation.com/corporate-governance/governance-documents/default.aspx*.

After considering these guidelines and the independence criteria of the NYSE, the Board has determined that none of the current directors, other than Mr. Nosbusch (who is a former employee of the Company) and Mr. Moret (who is a current employee of the Company), have a material relationship with the Company and each of the directors, other than Mr. Nosbusch and Mr. Moret, is independent. There were no transactions, relationships or arrangements that required review by the Board for purposes of determining director independence in fiscal 2018.

SUMMARY



BOARD TENURE

4	< 4 years
2	5-6 years
2	7-9 years
1	10+ years

AVERAGE TENURE **4.7**

AGE

5 <60	2 60-64	2 65-69

MEDIAN **59**   AVERAGE AGE **59**

DIVERSITY

33% DIVERSE

2 Women
6 White Men
1 Men of Color

ATTENDANCE

7 100%	1 95%	1 90%

of the meetings of the Board and Committees on which they serve

We have provided certain information about the capabilities, experience and other qualifications of our directors in their biographies and as set forth above. The Board considered these qualifications in particular in concluding that each current director

is qualified to serve as a director of the Company. In addition, the Board has determined that each director is financially literate and possesses the skills, judgment, experience, reputation, and commitment to make a constructive contribution to the Board.

DIRECTOR NOMINEES AND CONTINUING DIRECTORS

For each director nominee and continuing director, we have stated the person's name, age (as of December 1, 2018) and principal occupation; the position, if any, with the Company; the period of service as a director of the Company; and other directorships held.

NOMINEES FOR ELECTION AS DIRECTORS WITH TERMS EXPIRING IN 2022

Blake D. Moret



Age 56

Director since:
2016

Committees:
None

Chairman of the Board, President and Chief Executive Officer

EXPERIENCE:
Mr. Moret became our President and Chief Executive Officer in July 2016, and Chairman of the Board in January 2018. He served as Senior Vice President, Control Products and Solutions, from April 2011 until July 2016.

OTHER LEADERSHIP POSITIONS:
Mr. Moret has been a director of PTC, Inc. since July 2018, where he serves on the Corporate Governance Committee. He also serves on the Executive Committee of the National Association of Manufacturers (NAM) and as a director or member of a number of business, civic, and community organizations.

QUALIFICATIONS:
As our Chairman and CEO, Mr. Moret has proven leadership skills and deep knowledge of the Company and its business operations and strategy. Mr. Moret is accelerating the Company strategy by focusing on understanding customer needs and their best opportunities for productivity, combining our technology and domain expertise to deliver positive business outcomes, and simplifying our customers' experience. He began his career as a sales trainee with the Company in 1985, serving in senior positions across the organization, including marketing, solutions, services, product groups, and international assignments in Europe and Canada. In his previous role, he served as Senior Vice President of Control Products and Solutions, one of the Company's two business segments. Mr. Moret contributes his risk and governance oversight skills gained through his experience serving on a public company board. He has a deep understanding of the Company's values, culture, people, technology, and customers. He understands how to drive change and growth in a changing global economy. Mr. Moret brings valuable insights to the Board regarding our operations, technology, culture, industry trends, competitive positioning, and strategic direction. Mr. Moret received his Bachelor of Science degree in mechanical engineering from the Georgia Institute of Technology.

KEY QUALIFICATIONS:

- Executive Leadership
- Global Business
- Industry/Operational/Manufacturing
- Relevant Technology and Innovation
- Sales and Marketing
- Risk and Governance Oversight
- Financial/Accounting

Thomas W. Rosamilia



Age 57

Director since:
2016

Committees:
Audit and
Technology

INDEPENDENT

Senior Vice President, IBM Systems (technology)

EXPERIENCE:

Mr. Rosamilia has served as Senior Vice President of IBM Systems since 2013. In this role, he has global responsibility for IBM server and storage systems and software as well as IBM's Global Business Partners organization. He joined IBM in 1983 as a software developer and has held a series of leadership positions, including General Manager of IBM's WebSphere software division, General Manager of IBM Systems and Technology Group, Vice President of IBM Corporate Strategy, and most recently as Senior Vice President of IBM Systems and Technology Group and IBM Integrated Supply Chain. In November 2015, he was appointed Economic Advisor to the Governor of Guangdong Province of the People's Republic of China. Mr. Rosamilia led the global IBM Systems business and acted as a local representative of IBM Corporate Headquarters in Beijing, China from 2017 to 2018.

OTHER LEADERSHIP POSITIONS:

Mr. Rosamilia has served on the boards of several charitable and business organizations.

QUALIFICATIONS:

Mr. Rosamilia brings a high level of technological, strategic, and global business experience to the Board. Through his leadership experience at IBM, he has a deep understanding of technology development, operations, risk management, security, and strategy. He led IBM's semiconductor, servers, storage, and system software business; all of IBM's supply chain; and IBM's Global Business Partners organization. During that time, he oversaw the transformation of IBM's Systems & Technology Group business to better address clients' higher-value, data-driven IT requirements, which included making major investments in strategic businesses and initiatives while exiting businesses that were not aligned with client demands. In 2013, Mr. Rosamilia helped to lead the creation of the OpenPOWER Foundation, a collaboration around open server product design and development. Mr. Rosamilia has also overseen the divestiture of IBM's global semiconductor manufacturing business and the divestiture of IBM's x86 server business. As General Manager of IBM Systems & Technology Group's System z and Power Systems, he was responsible for all facets of both businesses, including strategy, marketing, sales, operations, technology development, and overall financial performance. Mr. Rosamilia received his Bachelor of Science degree, with majors in computer science and economics, from Cornell University. He also completed the IBM Strategic Leadership Forum at Harvard Business School.

KEY QUALIFICATIONS:

- Executive Leadership
- Global Business
- Financial/Accounting
- Industry/Operational/Manufacturing
- Relevant Technology and Innovation
- Sales and Marketing
- Risk and Governance Oversight

Patricia A. Watson



Age 52

Director since:
2017

Committees:
Audit and
Technology

INDEPENDENT

Senior Executive Vice President and Chief Information Officer, Total System Services, Inc. (leading global payments provider)

EXPERIENCE:

Ms. Watson is the Senior Executive Vice President and Chief Information Officer of Total System Services (TSYS). Before joining TSYS, she served as Vice President and Global Chief Information Officer for The Brink's Company (security and protection). Previously Ms. Watson worked with Bank of America for more than fourteen years in technology positions of increasing responsibility, and spent ten years in the United States Air Force as executive staff officer, flight commander, and director of operations.

OTHER LEADERSHIP POSITIONS:

Ms. Watson has been a director of Texas Capital Bancshares since 2016, where she serves on the Audit Committee, and is a Trustee of Saint Francis Hospital (Columbus, Georgia) Board of Trustees.

QUALIFICATIONS:

Ms. Watson brings extensive technology and executive experience to the Board. As Senior Executive Vice President and Chief Information Officer of TSYS, Ms. Watson has strong strategic leadership, business, financial oversight, and technical skills. She is responsible for setting the company's enterprise technology strategy to enable future global growth. Her background and expertise in information technology and cybersecurity give her critical insights into new technologies, business models, risk identification and management, and talent and strategy. She has valuable experience and knowledge in the areas of audit and control and compliance. She also brings the benefits of service on the board of Texas Capital Bancshares. Ms. Watson holds a Bachelor of Science degree in mathematics from St. Mary's College at Notre Dame and an M.B.A. from the University of Dayton.

KEY QUALIFICATIONS:

- Executive Leadership
- Global Business
- Financial/Accounting
- Relevant Technology and Innovation
- Risk and Governance Oversight

 **ITEM 1:** THE BOARD OF DIRECTORS RECOMMENDS THAT YOU **VOTE "FOR"** THE ELECTION AS DIRECTORS OF THE THREE NOMINEES DESCRIBED ABOVE.

CONTINUING DIRECTORS WITH TERMS EXPIRING IN 2020

Steven R. Kalmanson



Age 66

Director since:
2011

Committees:
Board
Composition
and Corporate
Governance
(Chair) and
Technology

INDEPENDENT

Retired Executive Vice President, Kimberly-Clark Corporation (consumer package goods)

EXPERIENCE:

Mr. Kalmanson joined Kimberly-Clark Corporation in 1977 and held various marketing and business management positions within the consumer products businesses. He was appointed President, Adult Care in 1990; President, Child Care in 1992; President, Family Care in 1994; Group President of the Consumer Tissue segment in 1996; Group President-North Atlantic Personal Care in 2004; and Group President-North Atlantic Consumer Products from 2005 until his retirement as Executive Vice President in 2008. Mr. Kalmanson was president and sole owner of Maxair, Inc., an aviation services company, from 1988 to 2011.

QUALIFICATIONS:

Mr. Kalmanson brings extensive marketing, business and executive management experience to the Board, having served in various senior officer positions for a global public company. Throughout his career, he successfully initiated and managed risk and change to assist in the transformation of Kimberly-Clark from a pulp and paper company to a globally-recognized consumer package goods conglomerate marketing some of the most recognized brands in the world. In addition to his U.S. experience, Mr. Kalmanson has international management experience through his responsibilities for Kimberly-Clark's European and Canadian businesses and sales organizations, global procurement and supply chain organizations, and marketing research and services organizations. He successfully innovated, restaged and grew Kimberly-Clark's global consumer brands and businesses. He has experience leading mergers and acquisitions, organizational restructurings and facility closures, and divestitures. In addition, he owned and operated his own aviation services business for over two decades, which gives him insights into economic, operational, regulatory, and other challenges faced by the Company. Mr. Kalmanson was born and raised in Johannesburg, South Africa and received his Bachelor degree in Commerce and holds an M.B.A. from the University of Witwatersrand, Johannesburg, South Africa.

KEY QUALIFICATIONS:

- Executive Leadership
- Global Business
- Industry/Operational/Manufacturing
- Sales and Marketing
- Risk and Governance Oversight
- Financial/Accounting

James P. Keane



Age 59

Director since:
2011

Committees:
Audit (Chair) and
Compensation

INDEPENDENT

President and Chief Executive Officer, Steelcase Inc. (office furniture)

EXPERIENCE:

Mr. Keane has served as President and Chief Executive Officer of Steelcase Inc. since 2014. He has held several leadership roles since joining Steelcase in 1997. He served as Senior Vice President and Chief Financial Officer from 2001 through 2006. He was named President of the Steelcase Group in 2006, where he had responsibility for the sales, marketing, and product-development activities of certain brands—primarily in North America. In 2011, he assumed leadership of the Steelcase brand across the Americas and Europe, the Middle East, and Africa. From November 2012 to April 2013, he served as Chief Operating Officer, responsible for the design, engineering and development, manufacturing, sales, and distribution of all brands in all countries where Steelcase does business. From April 2013 to March 2014, Mr. Keane served as President and Chief Operating Officer.

OTHER LEADERSHIP POSITIONS:

Mr. Keane has served as a director of Steelcase since April 2013. He also serves as a director or trustee of a number of civic and charitable organizations.

QUALIFICATIONS:

As President, Chief Executive Officer and a board member of a global public company, Mr. Keane brings current business experience and knowledge to the Board. Through his executive roles at Steelcase, he has extensive leadership experience and a comprehensive understanding of business operations, processes, and strategy, as well as risk management, sales, marketing, and product development. In addition, he has a high level of financial literacy and accounting experience, having served as CFO of Steelcase. His understanding of financial statements, accounting principles, internal controls, and audit committee functions provides the Board with expertise in addressing the complex financial issues that the Company manages. Mr. Keane received his Bachelor of Science degree in Accounting from the University of Illinois and holds a master's degree in management from the Kellogg School of Management, Northwestern University.

KEY QUALIFICATIONS:

- Executive Leadership
- Global Business
- Financial/Accounting
- Industry/Operational/Manufacturing
- Sales and Marketing
- Risk and Governance Oversight

Donald R. Parfet



Age 66

Director since:
2008

Lead Independent Director

Committees:
None.

INDEPENDENT

Managing Director, Apjohn Group, LLC (business development); General Partner, Apjohn Ventures Fund (venture capital fund)

EXPERIENCE:

Mr. Parfet has served as Managing Director of Apjohn Group since 2001. Before that, he served as Senior Vice President of Pharmacia Corporation (pharmaceuticals).

OTHER LEADERSHIP POSITIONS:

Mr. Parfet has been a director of Sierra Oncology, Inc. since 2003, where he serves as Chairman of the Board and on the Compensation and Nominating & Governance Committees; a director of Kelly Services, Inc. since 2004, where he serves as non-executive Chairman and as a member of the Audit, Compensation and Governance & Nominating Committees; and a director of Masco Corporation since 2012, where he serves on the Audit and Organization and Compensation (Chair) Committees. He also serves as a director or trustee of a number of business, civic, and charitable organizations.

QUALIFICATIONS:

Mr. Parfet brings extensive finance and industry experience to the Board. He has served as General Partner of a venture capital fund since 2003. In this role, he is an active investor in early stage pharmaceutical companies, which requires evaluating financial and development risk associated with emerging medicines. During his years at The Upjohn Company and its successor, Pharmacia & Upjohn, he had extensive financial and corporate staff management responsibilities and ultimately senior operational responsibilities for multiple global business units. He is experienced in leading business development, strategic planning, risk assessment, human resource planning, and financial planning and control, as well as the manufacturing of pharmaceuticals, chemicals, and research instruments. Mr. Parfet has board oversight and corporate governance experience from his current service on several other boards. Mr. Parfet received his Bachelor of Arts degree in Economics from the University of Arizona and holds an M.B.A. from the University of Michigan.

KEY QUALIFICATIONS:

- Executive Leadership
- Financial/Accounting
- Industry/Operational/Manufacturing
- Risk and Governance Oversight

CONTINUING DIRECTORS WITH TERMS EXPIRING IN 2021

J. Phillip Holloman



Age 63

Director since:
2013

Committees:
Compensation and Board Composition and Corporate Governance

INDEPENDENT

Retired President and Chief Operating Officer, Cintas Corporation (corporate identity uniforms and related business services)

EXPERIENCE:

Mr. Holloman served as President and Chief Operating Officer of Cintas Corporation from 2008 to July 2018. He joined Cintas in 1996 and served in various positions, including Vice President – Engineering/Construction from 1996 to 2000, Vice President – Distribution/Production Planning from 2000 to 2003, Executive Champion of Six Sigma Initiatives from 2003 to 2005, and Senior Vice President – Global Supply Chain Management from 2005 until 2008.

OTHER LEADERSHIP POSITIONS:

Mr. Holloman serves as a director or member of several educational and civic organizations.

QUALIFICATIONS:

As the recently retired President and Chief Operating Officer of Cintas, Mr. Holloman brings significant leadership and operational and financial oversight experience to our Board. He has extensive knowledge and experience in the areas of process improvement, operations, and management. During his tenure, he led teams that built 37 new Cintas rental processing facilities and standardized the utilization of automated processing equipment systems. He also implemented a process that reduced the time it took to achieve target operating efficiency by 75 percent. In the area of distribution and production planning, Mr. Holloman and his team, using Six Sigma methodologies, improved profit, service levels, and internal customer satisfaction while reducing inventory levels. He also participated in developing the compensation and benefits strategy for the organization. Mr. Holloman's leadership and operational experience give him a comprehensive understanding of processes, strategy, risk, and governance management, as well as how to drive change and financial growth. Mr. Holloman received his Bachelor of Science degree in Engineering from the University of Cincinnati.

KEY QUALIFICATIONS:

- Executive Leadership
- Industry/Operational/Manufacturing
- Relevant Technology and Innovation
- Financial/Accounting
- Risk and Governance Oversight

Lawrence D. Kingsley



Age 55

Director since:
2013

Committees:
Audit and
Technology (Chair)

INDEPENDENT

Former Chairman and Chief Executive Officer, Pall Corporation (filtration, separation and purification solutions for fluid management); Advisory Director, Berkshire Partners LLC (investment firm)

EXPERIENCE:

Mr. Kingsley was named Chairman of Pall Corporation in 2013 and Chief Executive Officer in 2011, and served in those positions until Danaher Corporation acquired Pall in August 2015. From 2005 to 2011, he served as Chairman and Chief Executive Officer of IDEX Corporation, a company specializing in the development, design, and manufacture of fluid and metering technologies and health and science technologies products. Before joining IDEX, Mr. Kingsley held management positions of increasing responsibility with Danaher Corporation, Kollmorgen Corporation, and Weidmuller Incorporated.

OTHER LEADERSHIP POSITIONS:

Mr. Kingsley has been a director of Polaris Industries since 2016, where he serves on the Audit and Technology Committees, and a director of IDEXX Laboratories, Inc. since 2016, where he serves on the Compensation and Finance Committees. He has been an Advisory Director to Berkshire Partners since May 2016. From 2007 until 2012, Mr. Kingsley served as a director of Cooper Industries plc, an industrial electrical components company.

QUALIFICATIONS:

As former Chairman and CEO of Pall, a global public company, Mr. Kingsley brings strong executive leadership and business management skills to our Board. He offers in-depth knowledge of and experience in strategic planning, corporate development, and operations analysis. Mr. Kingsley has extensive global experience, having lived in Europe and operated several international businesses. He has insights into the multitude of issues and risks facing public companies and into corporate governance practices through his diverse public company board experience. He also brings significant financial expertise to the Board, including all aspects of financial reporting, corporate finance, executive compensation, and capital markets. Mr. Kingsley also brings valuable expertise from his roles at Pall and IDEX in leading multinational high-technology companies with continued growth. Mr. Kingsley received his Bachelor of Science degree in Industrial Engineering from Clarkson University and an M.B.A. from the College of William and Mary.

KEY QUALIFICATIONS:

- Executive Leadership
- Global Business
- Financial/Accounting
- Relevant Technology and Innovation
- Industry/Operational/Manufacturing
- Risk and Governance Oversight

Lisa A. Payne



Age 60

Director since:
2015

Committees:
Compensation
(Chair) and Board
Composition and
Corporate
Governance

INDEPENDENT

Former Vice Chairman and Chief Financial Officer, Taubman Centers, Inc. (real estate investment trust)

EXPERIENCE:

Ms. Payne served as Vice Chairman and Chief Financial Officer of Taubman Centers, Inc. from 2005 to 2016. She joined Taubman in 1997, serving as the Executive Vice President and Chief Financial and Administrative Officer until 2005. Before joining Taubman, she was an investment banker with Goldman Sachs & Co. for ten years. Ms. Payne also served as Chairman of the Board of Soave Enterprises LLC and President of Soave Real Estate Group (property management) from 2016 through March 2017.

OTHER LEADERSHIP POSITIONS:

Ms. Payne served as a director of Taubman from 1997 until March 2016. She has been a director of Masco Corporation since 2006, where she serves on the Audit (Chair) and Organization & Compensation Committees, and a director of J.C. Penney, Inc. since 2016, where she serves on the Audit and Finance & Planning Committees. She is a former trustee of Munder Series Trust and Munder Series Trust II, two open-end management investment companies. She also serves as a director or trustee of several educational and charitable organizations.

QUALIFICATIONS:

Ms. Payne brings strong leadership, operational, and finance experience to our Board. During her tenure at Taubman, she led the company through key operational and strategic initiatives. Her executive experience and leadership roles give her critical insights into company operations, growth strategy, competition, and information technology that assists our Board in its oversight function. Her past experience as a CFO and investment banker provide the Board with financial, accounting, and corporate finance expertise. She has a high level of financial literacy and accounting experience that provides the Board with expertise in understanding and overseeing financial reporting and internal controls. In addition, her board and board committee experience at Taubman, Masco, and J.C. Penney give her significant insight into the governance, risk management, and compliance-related matters of public companies. Ms. Payne received her Bachelor of Science degree in Biology from Elizabethtown College and holds an M.B.A. from the Fuqua School of Business Administration, Duke University.

KEY QUALIFICATIONS:

- Executive Leadership
- Financial/Accounting
- Relevant Technology and Innovation
- Risk and Governance Oversight

DIRECTOR COMPENSATION

Our director compensation program is designed to attract and retain qualified directors, fairly compensate directors for the time they must spend in fulfilling their duties and align their compensation directly with the interests of shareowners. The Board Composition and Corporate Governance Committee determines the form and amount of director compensation, with discussion and approval by the full Board. The Committee relies on Willis Towers Watson to provide advice on director compensation trends. The Committee benchmarks its director compensation on an annual basis relative to proxy data available for companies of similar size and scope. The market data analysis is a significant factor in our compensation determinations. As shown by the use of equity within the director compensation program, the Board believes that a meaningful portion of director compensation should be in the form of our common stock to further align the economic interests of directors and shareowners. Employees who serve as directors do not receive any compensation for their director service.

ANNUAL DIRECTOR COMPENSATION

There are three elements of our director compensation program: an annual retainer, equity awards and Committee fees. The following table describes each element of director compensation for fiscal 2018.

| | Annual Retainer | | Equity Awards | Committee Fees | Lead Director Fee |
	Cash	Common Stock	Common Stock	Cash	Cash
Amount	$92,500	$92,500	$40,000 (not to exceed 1,000 shares)	Varies by Committee	$35,000
Timing of Payment/Award	Paid in equal installments on 1st business day of each quarter	Granted on 1st business day of fiscal year (or pro-rata amount upon initial election to the Board)	Granted on date of Annual Shareowners Meeting (or pro-rata amount upon initial election to the Board)	Paid in equal installments on 1st business day of each quarter	Paid in equal installments on 1st business day of each quarter
Deferral Election Available	Yes	Yes	Yes	Yes	Yes
Dividend/Dividend Equivalent Eligible	Not Applicable	Yes	Yes	Not Applicable	Not Applicable

ANNUAL RETAINER

Directors receive an annual retainer that consists of cash and shares of our common stock. The total annual retainer for fiscal 2018, excluding Committee fees, was $185,000, of which $92,500 was paid in cash and $92,500 in shares of common stock under the 2003 Directors Stock Plan (with prorated amounts for directors elected after October 1). The $92,500 equated to 512 shares granted on October 2, 2017 based on the closing price of our common stock on the NYSE on that date of $180.70.

EQUITY AWARDS

Directors receive an annual grant of $40,000 paid in shares of our common stock, not to exceed 1,000 shares, under the 2003

Directors Stock Plan immediately after our Annual Meeting of Shareowners (and for directors elected after the Annual Meeting, a prorated number of shares are awarded upon election). The $40,000 equated to 213 shares granted on February 6, 2018 based on the closing price of our common stock on the NYSE on that date of $188.57.

COMMITTEE FEES

Directors receive additional annual compensation for serving on Committees of the Board. The fees for the Chair and for serving on certain Committees are higher than others due to the greater workload and responsibilities.

During fiscal 2018, annual Committee fees were as follows:

	Audit Committee	Compensation Committee	Board Composition and Corporate Governance Committee	Technology Committee
Chair	$25,000	$20,000	$15,000	$15,000
Member	12,500	8,000	6,000	5,000

LEAD INDEPENDENT DIRECTOR

Effective June 6, 2018, the annual cash retainer paid for service as the Lead Independent Director increased from $25,000 to $35,000 to remain competitive with market levels.

CHAIRMAN OF THE BOARD

Mr. Nosbusch served as Chairman of the Board until January 1, 2018 when Mr. Moret succeeded Mr. Nosbusch as Chairman. Mr. Nosbusch's compensation as non-employee Chairman of the Board was at an annual rate of $400,000, paid in cash. He remained a director and transitioned to standard director compensation on January 1, 2018. Mr. Moret does not receive any compensation for his service as Chairman.

DEFERRAL ELECTION

Under the terms of our Directors Deferred Compensation Plan, directors may elect to defer all or part of the cash payment of Board retainer or Committee fees until such time as the director specifies, with interest on deferred amounts accruing quarterly at 120% of the federal long-term rate set each month by the Secretary of the Treasury. In addition, under the 2003 Directors Stock Plan, each director has the opportunity each year to defer all or any portion of the annual grant of common stock, cash retainer, common stock retainer and Committee fees by electing to instead receive restricted stock units valued, in the case of cash deferrals, at the closing price of our common stock on the NYSE on the date each payment would otherwise be made in cash.

OTHER BENEFITS

We reimburse directors for transportation, lodging and other expenses actually incurred in attending Board and Committee meetings. We also reimburse directors for similar travel, lodging and other expenses for their spouses to accompany them to a limited number of Board meetings held as retreats to which we invite spouses for business purposes. Spouses were invited to one Board meeting in fiscal 2018. The directors' spouses are generally expected to attend Board meetings held as retreats. From time to time and when available, directors and their spouses are permitted to use our corporate aircraft for travel to Board meetings.

Directors are eligible to participate in a matching gift program under which we match donations made to eligible educational, arts or cultural institutions. Gifts are matched up to an annual calendar year maximum of $10,000. This same program is available to all of our U.S. salaried employees.

DIRECTOR STOCK OWNERSHIP REQUIREMENT

Non-management directors are subject to stock ownership requirements. To further align directors' and shareowners' economic interests, our Guidelines on Corporate Governance provide that non-management directors are required to own, within five years after joining the Board, shares of our common stock (including restricted stock units) equal in value to five times the portion of the annual retainer that is payable in cash. All directors, except Ms. Watson and Mr. Rosamilia, met the requirements as of September 30, 2018. Ms. Watson, who joined the Board in July 2017, and Mr. Rosamilia, who joined the Board in April 2016, are on track to meet the ownership requirements within the five-year transition period.

CHANGES TO DIRECTOR COMPENSATION FOR FISCAL 2019

Effective October 1, 2018, we changed our director compensation to remain competitive with market levels. The total annual retainer, excluding Committee fees, was changed to $190,000, of which $95,000 will be paid in cash and $95,000 in shares of common stock under the 2003 Directors Stock Plan. The total annual retainer was increased by $5,000 to bring Board fees closer to the market median based on a review of companies with revenues of $4 billion to $8 billion. Also, the annual committee fees for each member of the Technology Committee increased from $5,000 to $6,000 to bring these fees closer to the market median.

DIRECTOR COMPENSATION TABLE

The following table shows the total compensation earned by each of our non-employee directors during fiscal 2018.

Name	Fees Earned or Paid In Cash[1] ($)	Stock Awards[2] ($)	Option Awards ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[3] ($)	All Other Compensation[4] ($)	Total ($)
Betty C. Alewine[5]	$113,500	$132,500	$0	$0	$0	$246,000
J. Phillip Holloman	106,147	132,500	0	0	26,983	265,630
Steven R. Kalmanson	109,325	132,500	0	0	0	241,825
James P. Keane	124,442	132,500	0	0	8,250	265,192
Lawrence D. Kingsley	111,500	132,500	0	0	9,192	253,192
William T. McCormick, Jr.	112,500	132,500	0	0	10,000	255,000
Keith D. Nosbusch[1]	172,611	40,000	0	0	10,000	222,611
Donald R. Parfet	134,437	132,500	0	0	17,589	284,526
Lisa A. Payne	120,767	132,500	0	0	10,000	263,267
Thomas W. Rosamilia	110,000	132,500	0	0	0	242,500
Patricia A. Watson	110,000	132,500	0	0	4,000	246,500

(1) This column represents the amount of cash compensation earned in fiscal 2018 for Board and Committee service (whether or not deferred and whether or not the directors elected to receive restricted stock units in lieu of cash fees). Includes Lead Independent Director fees for Mr. Parfet and Chairman fees for Mr. Nosbusch through December 31, 2017. Mr. Nosbusch's compensation as non-employee Chairman of the Board was at an annual rate of $400,000, paid in cash. He was paid $100,000 for his service as non-employee Chairman from October through December 2017. He remained a director and transitioned to standard director compensation on January 1, 2018.

(2) Values in this column represent the grant date fair value of stock awards computed in accordance with accounting principles generally accepted in the United States (U.S. GAAP). On October 2, 2017, each director, except Mr. Nosbusch, received 512 shares with an aggregate grant date fair value of $92,500 in payment of the common stock portion of the annual retainer. On February 6, 2018 (the date of our Annual Meeting), each director received 213 shares of common stock under the 2003 Directors Stock Plan with an aggregate grant date fair value of $40,000. The amounts shown do not correspond to the actual value that may be realized by the directors. Directors may elect to defer the annual share awards by electing instead to receive the same number of restricted stock units.

(3) Aggregate earnings in fiscal 2018 on the directors' deferred cash compensation balances were $24,501 for Ms. Alewine and $7,128 for Mr. Kingsley. We do not pay "above market" interest on non-qualified deferred compensation; therefore, this column does not include these amounts.

(4) This column consists of cash dividend equivalents paid on restricted stock units for Messrs. Holloman, Kingsley and Parfet, and, for Messrs. Keane, McCormick, Nosbusch, and Parfet and Mses. Payne and Watson, the Company's matching donations under the Company's matching gift program of $8,250, $10,000, $10,000, $10,000, $10,000, and $4,000, respectively. This column does not include the perquisites and personal benefits provided to each director because the aggregate amount provided to each director was less than $10,000. During fiscal 2018, one Board meeting was held as a retreat at which we provided leisure activities for the directors and their spouses. The directors' spouses generally are expected to attend Board retreats.

(5) Ms. Alewine retired effective October 10, 2018, and the Board reduced the number of directors from twelve to eleven effective October 15, 2018.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis prepared by management and contained in this proxy statement. Based on this review and discussion, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee
Lisa A. Payne, Chair
J. Phillip Holloman
James P. Keane
William T. McCormick, Jr.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

OVERVIEW

Rockwell Automation has a long-standing and strong orientation toward pay for performance in its executive compensation program. We maintain this orientation throughout economic cycles that may cause fluctuation in our operating results. We believe all of the compensation decisions described in this proxy statement reflect this orientation toward pay for performance and our ongoing commitment to this philosophy.

Fiscal 2018 was a good year, marked by strong operating and financial performance:

- organic sales were up 5.5%;
- adjusted EPS was up 20%;
- free cash flow conversion was 114% of Adjusted Income.

We also had several key strategic accomplishments this year, including our partnership with PTC, Inc. (PTC), which we expect to accelerate future growth. In terms of capital deployment, we made a $1 billion equity investment in PTC, repurchased $1.5 billion of our shares, and raised the annual dividend twice for a total increase of over 20%. We continue to invest for the long-term success of our Company, customers, and employees.

The compensation decisions made for fiscal 2018 reflect our Company's strong business performance relative to the goals set

out for the year. We are performance-oriented and set stretch financial goals, balancing rewards with appropriate risk. In light of our pay-for-performance philosophy and based on our sales and Adjusted EPS performance, the fiscal 2018 Annual Incentive Compensation Plan (ICP) payouts averaged above target (average payout of 134% of target) for named executive officers (NEOs). As referenced later in the ICP measures table, we excluded $0.35 benefit from the lower taxes as a result of the Tax Cuts and Jobs Act of 2017 (Tax Act) from our Adjusted EPS, reducing our Adjusted EPS for ICP purposes from $8.11 to $7.76. Additionally, we adjusted our return on invested capital (ROIC) from 48.1% to 41.6% for ICP purposes after excluding the provisional effects of the Tax Act ($538 million), costs related to the unsolicited Emerson proposals ($8 million, net of tax), and adjustments related to our investment in PTC ($68 million income, net of tax, and $1 billion investment). Please reference the ICP measures table below for further information on these and other measures.

For the performance period from October 1, 2015 to September 30, 2018, our three year total shareowner return (TSR) of 92.5% was at the 78th percentile of the companies in the S&P 500 Index, resulting in 200% of the target number of performance shares being earned for that performance period.

Our executive compensation programs include:



1	**2**	**3**	**4**	**5**
BASE SALARY	ANNUAL INCENTIVE COMPENSATION	LONG-TERM INCENTIVES	DEFINED BENEFIT AND DEFINED CONTRIBUTION RETIREMENT PLANS	VERY LIMITED PERQUISITE PACKAGE

Objectives	**Philosophy**	**Results Focus**
Our executive compensation programs are designed to:	**Our executive compensation philosophy is built on the following principles:**	**Our performance measures are aligned with shareowner interests:**
■ Balance rewards with appropriate risk ■ Create shareowner value ■ Attract and retain executive talent	■ Align compensation with the Company's strategy ■ Motivate superior long-term performance ■ Balance rewards with appropriate risk-taking and the creation of shareowner value ■ Pay for performance by establishing goals tied to the Company's results ■ Provide market-competitive pay ■ Recognize that the quality of our leadership has a direct impact on our performance	■ Total Shareowner Return (TSR) ■ Sales ■ Adjusted EPS ■ Return on Invested Capital (ROIC) ■ Segment Operating Earnings ■ Free Cash Flow

DECISIONS AND ACTIONS

Factors Guiding Our Compensation Decisions	■ Market compensation rates for each position ■ Company's performance against pre-established goals ■ Relative share performance of the Company compared to the broader stock market ■ Experience, skills and expected future contribution and leadership of each individual ■ Contributions and performance of each individual
2018 Compensation Decisions *(see pages 36-37 for details)*	■ **Base Pay:** Effective December 25, 2017, NEO base pay increased 2% for all NEOs, except Messrs. Moret and Goris, to reflect market-based adjustments. Base pay increased from $950,000 to $1,100,000 and from $475,000 to $530,000 for Messrs. Moret and Goris, respectively. These changes are consistent with our compensation philosophy to bring salary closer to market competitive levels over two to three years following a significant promotion. Mr. Kulaszewicz's base pay increased an additional 4.8% effective July 2, 2018 in light of the change in his role from leading the Architecture & Software segment to leading the Control Products & Solutions segment. ■ **Annual Incentive Compensation Plan (ICP):** ICP targets were based on Company and segment financial results, as in prior years. In fiscal 2018, we surpassed target goals for all Company-level measures resulting in fiscal 2018 ICP awards above target for our NEOs (average 134% of target payout). ■ **Long-Term Incentives (LTI):** The Compensation Committee considered the Company's performance during fiscal 2017, market competitive pay, and the Company's performance-based compensation philosophy when determining fiscal 2018 equity grants. Fiscal 2018 grant values were flat compared to fiscal 2017, except for Messrs. Moret and Goris who received $4.5 million and $1.3 million grants, respectively, consistent with our compensation philosophy to bring pay closer to market competitive levels over two to three years following a significant promotion. For additional information on incentive awards made in fiscal 2018, see the Grants of Plan-Based Awards Table and Outstanding Equity Awards Table.
Shareowner Advisory Vote and Shareowner Outreach	■ At our 2018 Annual Meeting of Shareowners, 94% of the shares voted at the meeting approved our executive compensation programs on an advisory basis. ■ In each of the last three years of shareowner advisory voting, we received 90% or greater shareowner approval. ■ We believe these results represent a strong endorsement of our executive compensation philosophy and pay programs. ■ During the fall of fiscal 2018, we invited our largest shareowners (excluding brokerage accounts) to have a call to discuss our corporate governance practices and executive compensation program. Shareowners representing approximately 14% of our outstanding shares accepted our invitation to have calls, and we also had a call with one proxy advisory firm. The comments related to our executive compensation programs were overwhelmingly supportive of our current pay programs and designs.
2019 Program Updates *(see page 38 for details)*	Based on our shareowner advisory vote on executive compensation, as well as input gained during shareowner outreach, the Compensation Committee determined that our current executive compensation program is well aligned with shareowner expectations. There are no significant changes to the design of our executive compensation programs for fiscal 2019.

FISCAL 2018 GOALS AND PERFORMANCE

Early in the year, the Board approved an annual operating plan that reflected our expectations for our performance during fiscal 2018. The annual operating plan called for continued improvement in our financial results from fiscal 2017.

GOAL SETTING PROCESS

The Compensation Committee used the annual operating plan as the basis for setting goals for sales, Adjusted EPS, ROIC, free cash flow and segment operating earnings under our incentive compensation plans. All annual ICP goals are reset each year, with the requirement again in fiscal 2018 that Adjusted EPS and organic sales goals improve year over year. Our fiscal 2018 organic sales goal increased 5% and Adjusted EPS goal increased 13% from fiscal 2017 results (fiscal 2017 Adjusted EPS of $6.48 excluding $0.28 gain on sale from a divestiture). For fiscal 2018, target payout for Adjusted EPS and sales was set based upon the midpoint of the low and high end of the external guidance range established at the beginning of the fiscal year. The Committee determined the ROIC goal of 39.3% and free cash flow goal of $1,018 million, set at 107% of Adjusted Income, as appropriate based on economic conditions and long-term sales growth expectations.

The Compensation Committee determined that meeting these goals would require significant effort and achievement on the part of the management team and all Company employees in the continued execution of our growth and performance strategy. The charts below display the fiscal 2018 actual results relative to the goals set at the beginning of the year for the financial measures in the annual ICP for our CEO.

KEY BUSINESS RESULTS AND GOALS: ANNUAL INCENTIVE COMPENSATION PLAN FOR OUR CEO

ICP SALES MEASURE[1]
($ in millions)



$6,646 **$6,694**

Fiscal 2018 Goal: **$6,646M**

ICP ADJUSTED EPS MEASURE[1]



$7.76
$7.35

Fiscal 2018 Goal: **$7.35**

ICP RETURN ON INVESTED CAPITAL (ROIC) MEASURE[1]



41.6%
39.3%

Fiscal 2018 Goal: **39.3%**

ICP FREE CASH FLOW MEASURE[1]
($ in millions)



$1,136
$1,018

Fiscal 2018 Goal: **$1,018M**

■ **2018 Goal**　　■ **2018 Actual**

(1) Please refer to ICP measures table on page 32 for further explanation of how these non-GAAP financial measures are calculated.

ALIGNING PAY WITH PERFORMANCE

	Supports Pay for Performance			
	Supports Attraction and Retention	**Current Year Financial and Operational Performance**	**Long-Term Financial Performance**	**Creation of Shareowner Value**
Salary	✓			
Annual Incentive Compensation (ICP)	✓	✓		✓
Long-Term Incentives (LTI)	✓		✓	✓
Retirement Plans	✓			

Our long-term business strategy seeks sustained organic growth through, among other things, expanding our served markets, continuing to innovate and enhancing our market access. We have a strong productivity culture that has allowed us to reinvest in organic growth. Acquisitions, partnerships, and investments also serve to accelerate our growth strategy. We believe:

■ Our employees' knowledge of our customers and their applications and our technology are key factors that make our long-term business strategy work.

■ It is important to align the compensation of our leadership with our long-term business strategy.

■ Our short- and long-term incentive plans, among other things, should focus the management team's efforts in the areas that are critical to the success of our long-term business strategy.

The quality of our leadership has a direct impact on our performance and, with the oversight of the Compensation Committee, we offer compensation plans, programs and policies intended to attract and retain executive talent and "pay for performance," including the creation of shareowner value.

We believe that a significant portion of an executive's compensation should be variable and the variable portion (ICP and LTI) directly linked to our performance and the creation of shareowner value. As shown in the charts below representing percentage of each element of compensation in the total direct compensation mix, the Compensation Committee planned 84% of the CEO's target compensation and approximately 73% of the other NEOs' target compensation to be linked to performance in fiscal 2018.



CEO 2018

16 % Base Salary

84% AT-RISK COMPENSATION

19 % Annual Incentive Compensation (ICP)

65 % Long-Term Incentives (LTI)

OTHER NEOs 2018

27 % Base Salary

73% AT-RISK COMPENSATION

54 % Long-Term Incentives

19 % Annual Incentive Compensation (ICP)

COMPENSATION REVIEW PROCESS

The Compensation Committee has engaged Willis Towers Watson, its independent compensation advisor, to provide advice on compensation trends and market information. See page 12 for a description of the services provided by Willis Towers Watson to the Company.

We evaluate and take into account market data in setting each element of our officers' compensation. We define market practice by using the results of surveys of major companies (the Major Companies) provided by Willis Towers Watson and Aon Hewitt (collectively, the Survey Providers). The Willis Towers Watson and Aon Hewitt databases include over 450 and 550 companies,

respectively. In setting compensation levels for each element of pay, we analyze data relating to the Major Companies using regression analyses developed by the Survey Providers based on our sales. The market data analysis is typically the starting point for, and a significant factor in, our compensation determinations, but is not the only factor as we also consider the scope of the individual officer's responsibilities and more subjective factors, such as the Compensation Committee's (and the CEO's, in the case of other officers) assessment of the officer's individual performance and expected future contributions and leadership.

EXECUTIVE COMPENSATION BEST PRACTICES

Our Compensation Committee and management employ the following best practices to effectively manage our executive compensation programs, including:

- Annual benchmarking of executive pay levels and design based on data from nationally recognized compensation consulting firms
- Rigorous executive stock ownership requirements
- Independent directors with significant Compensation Committee experience and knowledge of the drivers of our long-term performance

- Incentive plan claw-backs for our CEO and CFO
- Annual review of consultant independence and performance
- Assessment of incentive plan risk
- Incentive thresholds and targets that reward improved year over year and long-term financial performance

- Set target performance share payout at 60th percentile of relative TSR performance
- No employment agreements with officers
- Limited use of change of control agreements, including no excise tax gross-ups, and with a double-trigger requirement for equity vesting
- Limited use of perquisites

USE OF TALLY SHEETS

We consider the total compensation (earned or potentially available) for each NEO in establishing each element of compensation. As part of our compensation review process, the Compensation Committee's independent consultant conducts a total compensation review or "Tally Sheet" study for the Compensation Committee. This review encompasses all elements of compensation, including base salary, annual incentives, LTI grants, perquisites, health benefits, and retirement and termination benefits. This review includes a consideration of amounts to be paid and other benefits accruing to our NEOs upon their retirement or other termination of employment. We consider

the potential outcomes of annual incentives and LTI grants under a variety of performance scenarios. We also review the NEOs' current balances in various compensation and benefit plans. Based upon the results of this analysis, the Compensation Committee concluded that our compensation programs are in line with our compensation philosophy and provide an appropriate range of outcomes tied directly to the Company's and individual's performance.

COMPENSATION RISK ASSESSMENT

The Committee engaged Willis Towers Watson in September 2017 to conduct a review of all of our compensation programs relative to the potential for incentives to motivate excessive risk-taking in a way that could materially affect the Company. Willis Towers Watson reviewed the measures used in each program, the target setting process, and the overall governance of our compensation plans. The review concluded that we have strong governance procedures and that our plans do not present a material risk to the Company or encourage excessive risk taking by participants.

Willis Towers Watson has performed this review annually and has come to a similar conclusion in prior years regarding the Company's compensation programs.

We do not believe our compensation programs encourage our executives to take excessive risk due to, among many considerations, the following plan design elements:

- Our ICP provides a balance among sales, earnings, cash flow and asset performance, limiting the effect of over-performance in one area at the expense of others
- Payouts under our ICP are capped at twice the individual's ICP target, limiting excessive rewards for short-term results
- Recoupment policy and claw-back agreements mitigate against risk

- Compensation Committee can reduce or withhold the incentive if it determines that the executive has caused the Company to incur excessive risk
- Majority of the total direct compensation for our NEOs is in the form of long-term incentives
- Our mix of equity vehicles appropriately motivates long-term performance

- Majority of equity vests over a period of multiple years with performance shares and restricted stock vesting at three years
- Stock ownership requirements for our NEOs, which encourage a long-term view

ROLE OF MANAGEMENT

The Compensation Committee assesses the performance of the CEO and sets the CEO's compensation in executive session without the CEO present. The CEO reviews the performance of our other officers, including the NEOs, with the Compensation Committee and makes recommendations regarding each element of their compensation for the Compensation Committee's review and approval. The Compensation Committee and the CEO are assisted in their review by Willis Towers Watson, the Senior Vice President, Human Resources and the Vice President, Compensation & Benefits. The other NEOs do not play a role in their own compensation determination other than discussing their performance with the CEO.

ELEMENTS OF COMPENSATION

BASE SALARY

We develop base salary guidelines for our officers at the median of the market data. However, the Compensation Committee's salary decisions also reflect the individual's responsibilities and more subjective factors, such as the Compensation Committee's (and the CEO's, in the case of other officers) assessment of the officer's individual performance, skills and experience, internal equity, and expected future contributions and leadership. It is the Compensation Committee's approach to move base salaries to market over time when there are significant promotions. The Compensation Committee reviews base salaries for our officers every year.

ANNUAL INCENTIVE COMPENSATION

Our annual incentive compensation plans are designed to reward our executives for achieving Company and business segment results and for individual performance. Under our ICP, we establish for each executive at the start of each fiscal year an incentive compensation target equal to a percentage of the individual's base salary. The target for annual incentive compensation is generally set at the median of the market data. Actual incentive compensation payments under our ICP may be higher or lower than the incentive compensation target based on financial, operating and individual performance as described below. In line with our pay-for-performance orientation, actual ICP payouts vary from year to year based on performance compared to goals.

In the early part of each fiscal year, the CEO reviews with the Compensation Committee the recommended financial goals for the fiscal year for purposes of our ICP. These goals include:

- measurable financial goals with respect to our overall performance;
- for certain officers engaged in our business segments, measurable financial goals with respect to the performance of those business segments; and
- for certain officers, a strategic goal component.

The Compensation Committee approves a set of financial goals, taking into account the CEO's recommendations, and allocates a weighting of the target incentive compensation among the various goals that it establishes. For fiscal 2018, the Compensation Committee determined in the early part of the year that no payments were to be made under our ICP if Adjusted EPS was less than the previous year's results.

After the end of the fiscal year, the Compensation Committee and the CEO evaluate our performance and the performance of our business segments and consider the results compared to the pre-established goals. As a starting point, target amounts under our ICP are generally earned if we achieve our financial goals for the year. For fiscal 2018, target payout for Adjusted EPS and sales was set based upon the midpoint of the low and high end of the external guidance range established at the beginning of the fiscal year. The Committee determined the ROIC goal of 39.3% and free cash flow goal of $1,018 million, set at 107% of Adjusted Income, as appropriate based on economic conditions and long-term sales growth expectations. In addition to performance relative to pre-established financial goals, awards to each officer under our ICP may be adjusted based on the Compensation Committee's year-end assessment (and except in the case of the CEO, based on the CEO's recommendation) as to the individual's achievement of individual goals and objectives and certain more subjective assessments of leadership acumen and the individual's expected future contributions. Accordingly, while achieving our financial goals is extremely important in determining our annual incentive compensation, the Compensation Committee maintains discretion to adjust annual incentive compensation, not to exceed the maximum under our Annual Incentive Compensation Plan for Senior Executive Officers (Senior ICP) as described in the following paragraph.

Under our Senior ICP, which applies to the CEO and four other senior executive officers, annual incentive compensation payments to those officers in total may not exceed 1% of our applicable net earnings (as defined in the Senior ICP) with the CEO's maximum payment not to exceed 35% of the available

funds, and each of the other four NEOs' maximum payouts, respectively, not to exceed 15% of the available funds. The process for determining ICP awards for these individuals is the same as that used for the other ICP participants with the exception being that these individuals are subject to the noted limit on payments. However, consistent with our other ICP participants, payouts are capped at twice the individual's ICP target.

The fiscal 2018 annual incentive compensation measures for Messrs. Moret, Goris, and Chand are based upon Company performance and the annual incentive compensation measures for Messrs. Crandall and Kulaszewicz are based upon a combination of Company performance and the performance of the business segment they supported and led.

The following table shows the 2018 Company and segment financial goals used to determine awards under our ICP for fiscal 2018 and our performance compared to those goals:

	ICP Sales Measure ($ in millions)[1]			ICP Adjusted EPS Measure[2]			ICP Return on Invested Capital Measure[3]			ICP Segment Operating Earnings Measure ($ in millions)[4]			ICP Free Cash Flow Measure ($ in millions)[5]		
	Goal	Performance	%	Goal	Performance	%	Goal	Performance	Difference	Goal	Performance	%	Goal	Performance	%
Company	$6,646	$6,694	100.7%	$7.35	$7.76	105.6%	39.3%	41.6%	2.3 pts.				$1,018	$1,136	111.6%
Architecture & Software	$3,091	$3,110	100.6%							$890	$901	101.2%			
Control Products & Solutions	$3,556	$3,584	100.8%							$543	$541	99.6%			

(1) Sales for the Company as used for ICP purposes is a non-GAAP financial measure and is equal to sales from continuing operations only and excludes the effect of changes in currency exchange rates ($28 million unfavorable). Sales for Architecture & Software excludes the effect of changes in currency exchange rates ($12 million unfavorable). Sales for Control Products & Solutions excludes the effect of changes in currency exchange rates ($16 million unfavorable). We use sales excluding the effect of changes in currency exchange rates as one measure to monitor and evaluate our performance. We measure the currency impact on sales as the difference between local currency sales translated to U.S. dollars using annual operating plan rates versus local currency sales translated to U.S. dollars using GAAP rates.

(2) Adjusted EPS is a non-GAAP measure that excludes non-operating pension costs, costs related to the unsolicited Emerson proposals in the first quarter of fiscal 2018, gains and losses on investments, and valuation adjustments pending registration of our PTC shares, including their respective tax effects, and the provisional effects of the Tax Act. In 2018, the Adjusted EPS used for ICP purposes also excluded $0.35 of benefit from the lower tax rates under the Tax Act. The Company defines non-operating pension costs as defined benefit plan interest cost, expected return on plan assets, amortization of actuarial gains and losses and the impact of any plan curtailments or settlements.

(3) For a complete definition and explanation of our calculation of return on invested capital, see Supplemental Financial Information on page 60. In 2018, the Adjusted ROIC used for ICP purposes excluded net expense from U.S. tax reform, ($538 million), costs related to unsolicited Emerson proposals ($8 million, net of tax), and adjustments related to our investment in PTC ($68 million income, net of tax, and $1 billion investment).

(4) Information regarding how we define segment operating earnings is set forth in Note 16, Business Segment Information, to our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2018.

(5) We calculated free cash flow, a non-GAAP performance measure, for ICP purposes as cash provided by continuing operating activities ($1,300 million), minus capital expenditures ($125 million), minus the net income benefit of lower tax rates under the Tax Act ($45 million), plus cash payments related to the unsolicited Emerson proposals ($6 million, net of tax). Our definition of free cash flow for ICP purposes takes into consideration capital investments required to maintain the operations of our businesses and execute our strategy. Cash provided by continuing operating activities adds back non-cash depreciation expense to earnings but does not reflect a charge for necessary capital expenditures. Our definition of free cash flow excludes the operating cash flows and capital expenditures related to our discontinued operations. We use free cash flow as one measure to monitor and evaluate performance. Our definition of free cash flow may differ from definitions used by other companies.

LONG-TERM INCENTIVES

The principal purpose of our long-term incentives is to reward management for creating shareowner value and to align the financial interests of management and shareowners. The creation of shareowner value is important not only in absolute terms, but also relative to the value created as compared to other investment alternatives available to our shareowners. Our

practice is to make annual grants of LTI awards to executives using a combination of stock options, performance shares and restricted stock.

As a critical element of our executive compensation programs, long-term incentives make up the largest component of total pay for our NEOs. We establish long-term incentive values at the median (50th percentile) of the Major Companies, the same process we use to establish base salary guidelines and ICP target opportunities. The companies used in determining these values are included in the Willis Towers Watson and Aon Hewitt executive compensation databases described above.

The Compensation Committee then considers a variety of factors in determining whether actual grant date values for long-term incentive awards should deviate from the median values. These factors include:

- the Company's recent financial performance;
- changes in market long-term incentive grant practices;
- share availability and usage patterns at the Company;
- individual performance and scope of an individual's role; and
- internal equity and retention.

These factors are not weighted and there is no formula for how the factors are applied in determining actual grant date values. Instead, the Committee uses its judgment in considering these factors to ensure there is a strong correlation between pay and performance, a theme prevalent throughout the executive pay programs. Actual grant date values are expected to approximate the median baseline level in years when these factors do not warrant increased grant values. Actual grant date values are positioned between the 50th and 75th percentile of the relevant market in years when performance and the factors noted above warrant higher than median grant date values. Actual realized values from these grants will reflect changes in Company stock price over time and how the Company's stock price performs relative to the S&P 500 Index. For fiscal 2018, we calculated the number of options, performance shares and shares of restricted stock based on the grant date values and the fair market value of Company stock on December 8, 2017, the date of grant.

We generally make long-term incentive grants near the beginning of each fiscal year at the same time the Compensation Committee performs its annual management performance evaluation and takes other compensation actions. Annual equity grants for officers occur on the same date as our annual equity grants for our other professional and managerial employees, which in fiscal 2018 was the date of the Compensation Committee's December 2017 meeting. As the grant date for our annual long-term incentive awards generally occurs on the day the Compensation Committee meeting is held in the first quarter of our fiscal year, the grant date is set in advance when the schedule of Compensation Committee meetings is arranged. We do not grant equity awards in anticipation of the release of material non-public information. Similarly, we do not time the release of information based on equity award grant dates.

The CEO recommends to the Compensation Committee the equity grants for other executives, and the Compensation Committee approves all equity grants for executives. We also at times award equity grants to new executives as they are hired or promoted during the year. These grants are approved by the Compensation Committee, and the grant date is the date the Compensation Committee approves the grant or, if later, the start date for a new executive.

In fiscal 2018, the overall structure of our long-term incentives program for executives continued to have three components. We granted stock options, performance shares and restricted stock at approximately 45%, 40% and 15% of the total long-term incentive value, respectively. We determined this allocation of equity awards takes into account a review of market practice as well as our pay for performance philosophy and strong emphasis on shareowner value creation.

STOCK OPTIONS

We believe that stock options are an appropriate vehicle to reward management for increases in shareowner value, as they provide no value if our share price does not increase. Our stock option grants vest in 1/3 increments at one, two and three years from the grant date and have a 10-year life. The exercise price of all stock option grants is the fair market value of our stock at the close of trading on the date of the grant. Our long-term incentives plan does not allow us to reprice stock options. Stock options granted to executives and other employees during fiscal 2018 represented approximately 0.7% of outstanding common shares at the end of fiscal 2018. Total options outstanding at the end of fiscal 2018 were approximately 3.2% of outstanding shares at the end of fiscal 2018. The Compensation Committee takes these figures into account when determining the annual stock option grant.

PERFORMANCE SHARES

Performance shares are designed to reward management for our relative performance compared to the companies in the S&P 500 Index over a three-year period. The payouts of performance shares granted will be made in shares of our common stock or cash, and will range from 0% to 200% of the target number of shares awarded based on our total shareowner return compared to the companies in the S&P 500 Index over a three-year period. The payouts will be at zero, the target amount and the maximum amount if our total shareowner return is equal to or less than the 30th percentile, equal to the 60th percentile and equal to or greater than the 75th percentile of the total shareowner return of companies in the S&P 500 Index, respectively, over the applicable three-year period. The number of shares earned will be interpolated for results between those percentiles. If performance shares are earned but total shareowner return is negative, the amount of shares earned will be reduced by 50%.

RESTRICTED STOCK

We grant restricted shares primarily in order to retain high quality executives throughout a business cycle. Accordingly, restricted shares do not vest until three years after the grant date.

PERQUISITES

During fiscal 2018, our officers received a very limited perquisite package that included personal liability insurance, annual physicals, and recreational activities at Board retreats. Upon retirement, officers may elect to continue the personal liability insurance coverage at their own expense. On occasion, and with the approval of our CEO, an officer may have his or her family member accompany them on the Company plane when traveling on business. Personal use of the Company plane is generally prohibited except as pre-approved by the CEO. If the executive's or the family member's travel is personal, the executive incurs taxable income for that travel. We do not gross-up or in any way compensate the officer for any income tax owed for any personal travel.

OTHER

With regard to other benefits, our officers receive the same benefits as other eligible U.S. salaried employees. They participate on the same basis as other eligible U.S. salaried employees in:

- our health and welfare plans, pension plan and 401(k) savings plan;
- our non-qualified pension and savings plans (these plans use the same formulas as our qualified plans and provide benefits that may not be paid under our qualified plans due to Internal Revenue Code limitations); and
- our deferred compensation plan (this plan offers investment measurement options similar to those in our 401(k) savings plan and does not have any guaranteed rates of return).

COMPENSATION DEDUCTIBILITY

For fiscal year 2018, Internal Revenue Code Section 162(m) provided that we may not deduct in any taxable year compensation in excess of $1 million paid in that year to our chief executive officer and our other three most highly compensated executive officers, other than the chief financial officer, unless the compensation is "performance-based." Grants of stock options, performance shares and awards under our Senior ICP were considered "performance-based" compensation for this purpose. Base salaries and restricted stock did not qualify as "performance-based" compensation for this purpose. With the exception of the restricted stock grant and the portion of base salary in excess of $1 million for Mr. Moret, we do not anticipate that any other portion of our fiscal 2018 compensation to the NEOs covered by Section 162(m) will exceed the deductibility limitations of Section 162(m).

The Tax Act enacted significant changes to Section 162(m) effective for our fiscal year 2019, including the repeal of the "performance-based" compensation exemption and the expansion of the definition of "covered employees" to include the chief financial officer position as well as any person who ever was a covered employee for any prior taxable year beginning after December 31, 2016. As a result of these changes, we expect that compensation to NEOs in excess of $1 million will not be deductible by the Company unless it qualifies for limited transition relief that applies to certain arrangements in place as of November 2, 2017 that have not been materially modified on or after that date. Deductibility under Section 162(m) is one of many factors the Company takes into account in determining executive officer compensation.

CHANGE OF CONTROL AND SEVERANCE

We have change of control agreements with each of the NEOs and certain other officers. These agreements are effective if there is a change of control (as defined in the agreements) on or before September 30, 2019. These agreements are reviewed and renewed every three years.

There are two main purposes of these agreements.

- First, they provide protection for the executive officers who would negotiate any potential acquisitions of the Company, thus encouraging them to negotiate a good outcome for shareowners, without concern that their negotiating stance will put at risk their financial situation immediately after an acquisition.
- Second, the agreements seek to ensure continuity of business operations during times of potential uncertainty, by removing the incentive to seek other employment in anticipation of a possible change of control.

In short, they seek to ensure that we may rely on key executives to continue to manage our business consistent with the Company's best interests despite concerns for personal risks. We do not believe these agreements encourage our executives to favor or oppose a change of control. We believe these agreements strike a balance where the amounts are neither so low to cause an executive to oppose a change of control nor so high as to cause an executive to favor a change of control.

For a description of the value of the change of control agreements, see "Potential Payments Upon Termination or Change of Control."

In the case of terminations other than those to which our change of control agreements apply, we have no severance agreements in place with the NEOs. However, in the past we have at times entered into severance agreements with executives upon termination of their employment with the terms and conditions depending upon the individual circumstances of the termination, the transition role we expect from the executive and our best interests.

EXECUTIVE STOCK OWNERSHIP POLICY

We believe our focus on pay for performance is sharpened by aligning closely the financial interests of our officers with those of shareowners. Accordingly, our stock ownership policy sets the following minimum ownership requirements for our NEOs. Officers must meet these requirements within five years after becoming an officer and are expected to make progress at the rate of 20% of target each year.

	Common Stock Market Value (Multiple of Base Salary)
Chief Executive Officer	5
Other NEOs and Senior Vice Presidents	3

Shares owned directly (including restricted shares) or through our savings plans (including share equivalents under our non-qualified savings plans) and the after-tax value of vested unexercised stock options are considered in determining whether an officer meets the requirements, except that no more than 50% of the requirements can be met by the after-tax value of vested unexercised stock options. If officers fall behind expected progress or fail to maintain their required level of ownership, they may not sell any shares of Company common stock until the ownership requirements are met, except that when exercising options or upon vesting of restricted or performance shares, they may sell shares to cover the award price and applicable taxes and are required to retain the net shares until the ownership requirements are met. Also, if an NEO subject to the requirements does not make appropriate progress to meet the requirements, the NEO's future long-term incentive grants may be adversely affected.

At September 30, 2018, the five NEOs owned an aggregate of 198,853 shares (including share equivalents under our non-qualified savings plans) of our common stock, with an aggregate market value of $37.3 million. As of September 30, 2018, all of the NEOs met the stock ownership requirements.

OFFICER TRADING REQUIREMENTS

Under our trading procedures, officers may not engage in any transactions involving Company securities, including gifts and option exercises, without first obtaining pre-clearance of the transaction from our General Counsel. Generally, trading is only permitted during announced trading periods. Employees subject to trading restrictions, including officers, may enter into a trading plan under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (Exchange Act), that would allow trades outside a trading period. Our policy on Rule 10b5-1 trading plans requires (i) plans to be entered into during an open trading window, (ii) trades to occur during a trading window unless the plan uses a limit price or is used to pay taxes on equity vesting outside a window, (iii) a 60-day wait before the first trade can occur (unless the trade is to cover taxes on equity vesting before then), and (iv) Company approval. Plans can be amended only during an open trading window and cannot be terminated except in extraordinary circumstances, subject in both cases to approval by our General Counsel. We also have (a) an anti-hedging policy that prohibits employees from engaging in any transaction that is designed or intended to hedge or otherwise limit exposure to decreases in the market value of Company stock and (b) an anti-pledging policy that prohibits officers from pledging Company securities.

RECOUPMENT POLICY, CLAW-BACKS AND OTHER POST-EMPLOYMENT PROVISIONS

The Company entered into agreements with Mr. Crandall in September 2009 as CFO, Mr. Moret in July 2016 as CEO, and Mr. Goris, when he became CFO in February 2017, with respect to the reimbursement (or claw-back) of certain compensation if the Company is required to restate any financial statements due to material noncompliance with the financial reporting requirements under the federal securities laws. In 2013, we also adopted a recoupment policy that provides that if the Company is required to restate any financial statements for periods from and after fiscal year 2013 due to the Company's material noncompliance with any financial reporting requirements under the federal securities laws, the Company will recover, as determined by the Compensation Committee, from the CEO and CFO, any incentive- or equity-based compensation received by the executives from the Company during the 12 months following the public filing of such financial statements and any profits realized by the executives on the sale of Company securities during that 12-month period. Incentive compensation subject to claw-back or recoupment includes: ICP, equity-based compensation received, profits realized from the sale of securities of the Company and other incentive-based compensation.

In addition, our stock option agreements for officers contain certain post-employment restrictive covenants, including two-year non-competition and non-solicitation covenants, that give the Company the right, in the event of a breach, to recoup the gain on any shares of Company common stock acquired upon exercise of any Company stock options during the two years before the date of the officer's retirement or other termination of employment.

COMPENSATION OF PRESIDENT AND CHIEF EXECUTIVE OFFICER

The Board of Directors elected Blake D. Moret to President and Chief Executive Officer (CEO) effective July 1, 2016 and to Chairman of the Board effective January 1, 2018. Mr. Moret's salary was increased from $950,000 to $1,100,000 effective December 25, 2017 during fiscal 2018. Consistent with our compensation philosophy to meet competitive norms over two to three years following a significant promotion, the Compensation Committee positioned his salary at the median for CEOs as compared to the Major Companies, using regression analyses developed by the Survey Providers based on our sales.

Mr. Moret's ICP target as a percentage of base salary effective for fiscal 2018 was 120%. Mr. Moret was awarded an ICP payment of $1,834,600 for fiscal 2018 in December 2018. Mr. Moret's payment was 139% of his target annual incentive compensation. In determining Mr. Moret's 2018 ICP award, the Compensation Committee concluded that under his leadership the Company performed well and also considered:

- Company performance, under Mr. Moret's leadership, compared to our operating goals and objectives;
- information on Mr. Moret's annual cash compensation compared to annual cash compensation of CEOs in our market data; and
- ICP awards to other NEOs.

For the performance period October 1, 2015 to September 30, 2018, 200% of the target number of performance shares were earned, resulting in 11,540 shares vesting for Mr. Moret on December 3, 2018.

For fiscal 2018, Mr. Moret was granted stock options for 57,100 shares, 8,340 performance shares at target and 3,500 restricted shares with a grant date fair value of $4,528,283. This amount was determined using the valuation method described in the Grants of Plan-Based Awards Table. The anticipated value of this grant was set slightly above the median of LTI grants to CEOs in the market data by the Compensation Committee based on the following considerations:

- *Information on Mr. Moret's total compensation compared to the total compensation of CEOs of the market data.* For long-term incentives, the results of the Survey Providers' databases were used for conducting the comparison. The data showed that Mr. Moret's total compensation and long-term incentives compensation are consistent with our compensation philosophy and are largely based on performance;

- *Internal comparisons with the other NEOs.* Mr. Moret's pay relative to the other NEOs is in line with the survey data of CEOs to other NEOs of the Major Companies in the Survey Providers' database using the regression analyses developed by the Survey Providers based on our sales. Mr. Moret's pay is higher than the other named executive officers due to his greater level of responsibility and accountability, and consistent with market practices that follow a similar pattern;

- *Historical information regarding Mr. Moret's long-term compensation opportunities.* This information indicated that Mr. Moret's long-term compensation opportunities have yielded significant realized and unrealized value for Mr. Moret, particularly with respect to equity awards. The value reflects Mr. Moret's long service to the Company, and most importantly, the returns to our shareowners. We believe this is in line with the creation of shareowner value objective of our pay-for-performance philosophy; and

- *Mr. Moret's past and expected future contributions to our long-term performance.* The Committee believes that Mr. Moret has contributed significantly to our growth and profitability this fiscal year, and is expected to continue to contribute to our success for the benefit of shareowners, customers and other stakeholders.

The following line graph compares the cumulative total shareowner return on our common stock against the cumulative total return of the S&P 500 Index and the S&P Electrical Components & Equipment Index for the period of five years from October 1, 2013 to September 30, 2018, assuming in each case a fixed investment of $100 at the respective closing prices on September 30, 2013 and reinvestment of all dividends. Our cumulative 5-year performance outpaced the S&P 500.



Comparison of Five-Year Cumulative Total Return
Rockwell Automation, S&P 500 Index & S&P Electrical Components & Equipment

Fiscal Year Ended September 30

■ Rockwell Automation   ▲ S&P 500 Index   ● S&P Electrical Components & Equipment

The cumulative total returns on Rockwell Automation common stock and each Index as of each September 30, 2013-2018 plotted in the above graph are as follows:

	9/30/2013	9/30/2014	9/30/2015	9/30/2016	9/30/2017	9/30/2018
Rockwell Automation*	$100.00	$104.76	$ 99.00	$122.54	$182.04	$195.23
S&P 500 Index	100.00	119.73	119.00	137.36	162.92	192.10
S&P Electrical Components & Equipment	100.00	99.35	82.47	102.01	122.54	141.96
Cash dividends per common share	1.98	2.32	2.60	2.90	3.04	3.51

Includes the reinvestment of all dividends in our common stock.

We believe the returns to shareowners shown in this graph indicate that our pay-for-performance philosophy and our emphasis on long-term incentives are well in line with the interests of shareowners, and that Mr. Moret's compensation is appropriate given both the fiscal 2018 and long-term performance of our company.

COMPENSATION OF OTHER NAMED EXECUTIVE OFFICERS

In determining the compensation for Messrs. Goris, Chand, Crandall, and Kulaszewicz we considered:

- the market data for their positions;
- internal equity between each NEO and our other officers;
- salary increase plans for other employees; and
- our performance and the performance of their business segments and regions (where applicable) as well as their performance compared to their operating and leadership objectives.

The Committee determined that the salaries for Messrs. Goris, Chand, Crandall, and Kulaszewicz would increase to $530,000, $548,900, $669,100, and $636,500, respectively, effective December 25, 2017, during fiscal 2018. Mr. Kulaszewicz received an additional base pay increase to $667,000, effective July 2, 2018 in light of the change in his role from leading the Architecture & Software segment to leading the Control Products & Solutions segment.

In determining the fiscal 2018 ICP payouts for Messrs. Goris, Chand, Crandall, and Kulaszewicz, the following factors were considered:

- Company and business unit performance compared to pre-established financial goals;
- each officer's achievement of individual goals and objectives; and
- certain subjective assessments of leadership acumen and the individual's expected future contributions.

We surpassed target goals for all Company-level measures resulting in fiscal 2018 ICP awards above target for our NEOs

(average 134% of target payout). As a result, in December 2018, Messrs. Goris, Chand, Crandall, and Kulaszewicz were awarded ICP payments of $515,700, $476,800, $583,400, and $599,900, respectively, which represent awards that were 139%, 139%, 125%, 128%, of target, respectively.

For the performance period October 1, 2015 to September 30, 2018, 200% of the target number of performance shares were earned resulting in 1,520, 7,100, 11,540, and 11,540 shares vesting, respectively, for Messrs. Goris, Chand, Crandall, and Kulaszewicz on December 3, 2018.

On December 8, 2017, Messrs. Goris, Crandall, and Kulaszewicz were each granted stock options for 16,500 shares, 2,410 performance shares at target and 1,020 restricted shares with a grant date fair value of $1,310,188. On December 8, 2017, Dr. Chand was granted options for 10,400 shares, 1,520 performance shares at target and 640 restricted stock with a grant date value of $825,467. Consistent with our executive compensation philosophy, in determining these grants, the following factors were considered:

- information on the officers' total compensation compared to the compensation of similar positions at the Major Companies in the Willis Towers Watson executive compensation database, using a regression analysis developed by Willis Towers Watson based on our sales;
- internal comparisons with other officers;
- historical information regarding their long-term compensation opportunities; and
- past and expected future contributions to our long-term performance.

CHANGES IN COMPENSATION PROGRAMS FOR FISCAL 2019

At our 2018 Annual Meeting of Shareowners, 94% of the shares voted at the meeting approved the compensation of our NEOs on an advisory basis. Based on this strong endorsement, the Compensation Committee did not implement any changes in our executive compensation program as a result of such vote.

BASE SALARY

In fiscal 2019, the salaries for Messrs. Moret, Goris, Chand, and Kulaszewicz will be increased effective December 24, 2018 to $1,130,000, $577,700, $565,400, and $680,500, respectively. Mr. Crandall did not receive a salary increase due to his expected retirement in January 2019. These changes average 2.6%, excluding Mr. Goris who received a 9% increase consistent with his performance and our intent to increase salary to meet competitive norms over two to three years following his February 2017 promotion to CFO.

ANNUAL INCENTIVE COMPENSATION

For fiscal 2019, the ICP financial measures and weightings will remain the same as for fiscal 2018 (sales, Adjusted EPS, free cash flow and ROIC or segment operating earnings). The Compensation Committee has set an Adjusted EPS threshold for minimum payout equal to fiscal 2018 Adjusted EPS performance for NEOs. Target amounts will generally be earned under our ICP if we achieve our financial goals for the year, and maximum payouts will be earned if we significantly exceed the goals. In determining the payout curves, the Compensation Committee considered:

- actual fiscal 2018 performance,
- the rate of growth required to achieve our goals, and
- the impact of global macroeconomic factors on the Company's business prospects.

The Compensation Committee retains the discretion to modify the formula award based on its assessment of our performance.

LONG-TERM INCENTIVES

For the fiscal 2019 grants, the overall structure of our long-term incentive program remains unchanged. We calculated the number of options, performance shares and shares of restricted stock using the closing price of our common stock on December 4, 2018, which was the date of grant. The exercise price of options continues to be the closing price on the date of the grant. As discussed under 'Compensation of President and Chief Executive Officer', the Committee started with market median grants and then adjusted the grants based on the factors described above, including Company and individual performance, to determine the actual grant date value of long-term incentive awards.

The Compensation Committee approved at its December 2018 meeting the following grants of equity awards to the NEOs for fiscal 2019:

Name	Options	Performance Shares	Shares of Restricted Stock
Blake D. Moret	69,200	13,260	4,380
Patrick P. Goris	19,400	3,720	1,230
Sujeet Chand	11,400	2,180	720
Frank C. Kulaszewicz	18,000	3,450	1,140

The performance shares and restricted stock grant agreements have terms and conditions that are the same as the grants made in fiscal year 2018. See footnotes 2 and 4 to the Grants of Plan-Based Awards Table. Mr. Crandall did not receive an equity award due to his expected retirement in January 2019.

SUMMARY COMPENSATION TABLE

The following table sets forth the total compensation of each of the NEOs for the fiscal years ended September 30, 2018, 2017 and 2016.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[4] ($)	All Other Compensation[5] ($)	Total ($)
Blake D. Moret President & Chief Executive Officer[6]	2018	$1,065,385	$ 0	$2,501,804	$2,026,479	$1,834,600	$1,694,775	$ 65,808	$9,188,851
	2017	950,000	0	2,017,747	1,576,224	1,567,700	115,762	51,095	6,278,528
	2016	689,504	0	806,813	1,182,432	0	1,145,122	35,445	3,859,316
Patrick P. Goris Senior Vice President & Chief Financial Officer[7]	2018	517,308	0	724,603	585,585	515,700	125,984	24,034	2,493,214
	2017	426,362	0	242,585	886,570	431,700	36,875	16,908	2,041,000
Sujeet Chand Senior Vice President & Chief Technical Officer	2018	546,431	0	456,371	369,096	476,800	366,860	28,200	2,243,758
	2017	533,650	0	474,608	371,322	462,600	158,192	26,603	2,026,975
Theodore D. Crandall Senior Vice President	2018	666,077	0	724,603	585,585	583,400	310,026	36,407	2,906,098
	2017	652,000	0	749,549	586,032	512,700	222,057	33,880	2,756,218
	2016	640,000	0	701,353	585,120	0	1,127,237	33,256	3,086,966
Frank C. Kulaszewicz Senior Vice President	2018	641,240	0	724,603	585,585	599,900	461,133	31,734	3,044,195
	2017	618,000	0	749,549	586,032	604,200	151,060	31,560	2,740,401
	2016	600,000	0	701,353	585,120	0	1,025,178	31,234	2,942,885

(1) Amounts in this column represent the grant date fair value of restricted stock and performance share awards granted calculated in accordance with U.S. GAAP. The grant date fair value of restricted stock was $192.86, $149.41, $136.40, $115.89, and $104.08 per share for December 8, 2017, February 7, 2017, December 6, 2016, July 1, 2016, and December 3, 2015, respectively. Performance share awards are valued at the target number of shares with a grant date fair value of $219.04, $174.37, and $87.64, for 2018, 2017, and 2016, respectively. The assumptions applicable to these valuations are set forth in Note 11, Share-Based Compensation, to our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2018. The amounts shown may not correspond to the actual value that may be realized by the NEOs. If the performance share awards are valued at two times the target number of shares (the maximum potential payout), then for fiscal 2018 the stock award amount would increase by $1,826,794, $527,886, $332,941, $527,886, and $527,886, for Messrs. Moret, Goris, Chand, Crandall, and Kulaszewicz, respectively. For additional information on awards made in fiscal 2018, see the Grants of Plan-Based Awards Table and Outstanding Equity Awards Table.

(2) Amounts in this column represent the grant date fair value of option awards granted calculated in accordance with U.S. GAAP. The grant date fair value was $35.49, $28.46, $25.26, $24.48, and $21.20 per share for December 8, 2017, February 7, 2017, December 6, 2016, July 1, 2016, and December 3, 2015, respectively. The assumptions applicable to these valuations are set forth in Note 11, Share-Based Compensation, to our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2018. The amounts shown may not correspond to the actual value that may be realized by the NEOs. For additional information on awards made in fiscal 2018, see the Grants of Plan-Based Awards Table and Outstanding Equity Awards Table.

(3) This column represents amounts paid under our ICP for performance in the fiscal year. For more information about our ICP, see the "Compensation Discussion and Analysis" and Grants of Plan-Based Awards Table.

(4) We do not pay "above market" interest on non-qualified deferred compensation; therefore, this column reflects changes in pension values only. Our NEOs participate in two pension plans with the same requirements and benefits as other employees. The changes in pension value amounts for each year represent the difference from September 30 of the prior year to September 30 of each year in the actuarial present value of the NEOs' accrued pension benefit at their unreduced retirement age under our qualified and non-qualified pension plans. These amounts are based on benefits provided by the plan formula described on page 45 and converted to a present value using a discount rate which was 4.35% in fiscal 2018, 3.90% in fiscal year 2017, and 3.75% in fiscal year 2016. For information on the formula and assumptions used to calculate these amounts, see the Pension Benefits Table.

(5) This column represents the Company matching contributions for the NEOs under our savings plans, cash dividends paid on restricted stock held, and for Messrs. Chand and Kulaszewicz, patent awards paid during fiscal 2018. The aggregate amount of personal benefits and perquisites provided to each NEO during fiscal 2018, 2017, and 2016 is less than $10,000 and, therefore, not included in All Other Compensation.

(6) The Board of Directors elected Blake D. Moret to Chief Executive Officer (CEO) effective July 1, 2016 and to Chairman of the Board effective January 1, 2018.

(7) The Board of Directors elected Patrick P. Goris as Senior Vice President and Chief Financial Officer effective February 7, 2017.

ALL OTHER COMPENSATION TABLE

The following table describes each element of the All Other Compensation column in the Summary Compensation Table for fiscal 2018.

Name	Value of Company Contributions to Savings Plans[1] ($)	Dividends on Restricted Stock[2] ($)	Perquisites[3] ($)	Other[4] ($)	Total ($)
Blake D. Moret	$ 31,962	$ 33,846	$ —	$ —	$ 65,808
Patrick P. Goris	16,233	7,801	—	—	24,034
Sujeet Chand	17,132	9,704	—	1,364	28,200
Theodore D. Crandall	20,883	15,524	—	—	36,407
Frank C. Kulaszewicz	15,710	15,524	—	500	31,734

(1) This column includes the Company matching contributions to the NEOs' 401(k) savings plan and non-qualified savings plan accounts. This is consistent with the practice we use for all eligible employees.

(2) This column represents cash dividends paid on restricted shares held by the NEOs.

(3) The aggregate amount of personal benefits and perquisites provided to each NEO during fiscal 2018 is less than $10,000 and, therefore, not included in All Other Compensation.

(4) This column includes patent awards paid during fiscal 2018.

GRANTS OF PLAN-BASED AWARDS TABLE

The following table provides information about equity and non-equity awards made to the NEOs in fiscal 2018.

Name	Grant Type	Grant Date[3]	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards[4]: Number of Shares of Stock or Units (#)	All Other Option Awards[5]: Securities Underlying Options (#)	Exercise or Base Price of Option Awards[6] ($ / Sh)	Grant Date Fair Value of Stock and Option Awards[7] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Blake D. Moret	Incentive Compensation	12/8/2017	$ 0	$ 1,320,000	$ 2,640,000							
	Performance Shares	12/8/2017				0	8,340	16,680				$ 1,826,794
	Restricted Shares	12/8/2017							3,500			675,010
	Stock Options	12/8/2017								57,100	192.86	2,026,479
Patrick P. Goris	Incentive Compensation	12/8/2017	0	371,000	742,000							
	Performance Shares	12/8/2017				0	2,410	4,820				527,886
	Restricted Shares	12/8/2017							1,020			196,717
	Stock Options	12/8/2017								16,500	192.86	585,585
Sujeet Chand	Incentive Compensation	12/8/2017	0	343,063	686,126							
	Performance Shares	12/8/2017				0	1,520	3,040				332,941
	Restricted Shares	12/8/2017							640			123,430
	Stock Options	12/8/2017								10,400	192.86	369,096
Theodore D. Crandall	Incentive Compensation	12/8/2017	0	468,370	936,740							
	Performance Shares	12/8/2017				0	2,410	4,820				527,886
	Restricted Shares	12/8/2017							1,020			196,717
	Stock Options	12/8/2017								16,500	192.86	585,585
Frank C. Kulaszewicz	Incentive Compensation	12/8/2017	0	466,900	933,800							
	Performance Shares	12/8/2017				0	2,410	4,820				527,886
	Restricted Shares	12/8/2017							1,020			196,717
	Stock Options	12/8/2017								16,500	192.86	585,585

(1) These columns show the potential value of the cash payout for each named executive officer under the ICP for fiscal 2018 if the threshold, target and maximum goals are met. For each named executive officer, an incentive compensation target equal to a percentage of the individual's base salary is set at the beginning of the year. Amounts shown are based on base salary at September 30, 2018. Actual ICP payments may be higher or lower than the target based on financial, operating and individual performance. The Compensation Committee has discretion to change the amount of any award irrespective of whether the measures are met. Incentive compensation payments under the Senior ICP may not exceed 1% of our applicable net earnings (as defined in the Senior ICP). However, consistent with our other ICP participants, payouts are capped at twice the individual's ICP target.

(2) These columns show the threshold, target and maximum payouts under performance shares awarded during fiscal year 2018. The payout in respect of these performance shares will be made in shares of our common stock and/or cash in an amount determined based on the total shareowner return of our common stock, assuming reinvestment of all dividends, compared to the performance of companies in the S&P 500 Index for the period from October 1, 2017 to September 30, 2020, if the individual continues as an employee until the third anniversary of the grant date (subject to provisions relating to the grantee's death, disability or retirement or a change of control of the Company). The payouts will be at zero, the target amount and the maximum amount if our total shareowner return is equal to or less than the 30th percentile, equal to the 60th percentile and equal to or greater than the 75th percentile of the total shareowner return of companies in the S&P 500 Index, respectively, over the applicable three-year period, with the payout interpolated for results between those percentiles. We use the 20-trading day average trading price of our common stock ending September 30 to determine the starting price and the final TSR. The potential value of a payout will fluctuate with the market value of our common stock.

(3) In fiscal 2018, annual equity grants were made to all NEOs at the Compensation Committee meeting on December 8, 2017.

(4) This column shows the number of shares of restricted stock granted in fiscal 2018 to the named executive officers. The restricted stock vests three years from the grant dates, provided the individual is still employed by the Company on that date. Restricted stock owners are entitled to any cash dividends paid, but are not entitled to any dividends paid in shares until the restricted shares vest. Cash dividends are paid at the Company's regular dividend rate. The grant date fair value of the awards granted on December 8, 2017 was $192.86 per share computed in accordance with U.S. GAAP and the assumptions set forth in Note 11, Share-Based Compensation, to our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2018.

(5) This column shows the number of stock options granted in fiscal 2018 to the named executive officers under our 2012 Long-Term Incentives Plan. The options vest and become exercisable in three substantially equal installments beginning one year after the grant date. The grant date fair value of the awards granted on December 8, 2017 computed in accordance with U.S. GAAP was $35.49 per share. This amount was calculated using the Black-Scholes pricing model and the assumptions set forth in Note 11, Share-Based Compensation, to our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2018.

(6) This column shows the exercise price for stock options granted, which was the closing price of our common stock on December 8, 2017, the grant date of the options.

(7) This column shows the aggregate grant date fair value of the performance share awards at target, which was based on $219.04 per share computed in accordance with U.S. GAAP and the assumptions set forth in Note 11, Share-Based Compensation, to our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2018. The aggregate grant date fair value of the performance share awards at two times the target number of shares was $3,653,588, $1,055,772, $665,882, $1,055,772, and $1,055,772 for Messrs. Moret, Goris, Chand, Crandall, and Kulaszewicz, respectively.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

The following table provides information about equity awards made to the named executive officers that are outstanding as of September 30, 2018.

Name	Grant Date	Option Awards[1]					Stock Awards			
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[2] (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3] ($)
Blake D. Moret	12/8/2017		57,100		$ 192.86	12/8/2027	3,500	$ 656,320	8,340	$ 1,563,917
	12/6/2016	20,799	41,601		136.40	12/6/2026	3,850	721,952	8,560	1,605,171
	7/1/2016	16,266	8,134		115.89	7/1/2026	910	170,643	—	—
	12/3/2015	18,400	9,200		104.08	12/3/2025	1,880	352,538	5,770	1,081,990
	12/2/2014	24,400			115.69	12/2/2024				
	12/4/2013	17,800			108.89	12/4/2023				
	12/6/2012	21,900			80.11	12/6/2022				
	12/1/2011	16,900			74.14	12/1/2021				
	4/1/2011	9,000			97.00	4/1/2021				
Patrick P. Goris	12/8/2017		16,500		192.86	12/8/2027	1,020	191,270	2,410	451,923
	2/7/2017	9,466	18,934		149.41	2/7/2027	960	180,019	—	—
	12/6/2016	1,033	2,067		136.40	12/6/2026	190	35,629	420	78,758
	12/3/2015	2,466	1,234		104.08	12/3/2025	250	46,880	760	142,515
	12/2/2014	3,300			115.69	12/2/2024				
	12/4/2013	2,600			108.89	12/4/2023				
	12/6/2012	3,400			80.11	12/6/2022				
Sujeet Chand	12/8/2017		10,400		192.86	12/8/2027	640	120,013	1,520	285,030
	12/6/2016	4,899	9,801		136.40	12/6/2026	910	170,643	2,010	376,915
	12/3/2015	11,333	5,667		104.08	12/3/2025	1,160	217,523	3,550	665,696
	12/2/2014	15,100			115.69	12/2/2024				
	12/4/2013	11,900			108.89	12/4/2023				
	12/6/2012	14,000			80.11	12/6/2022				
	12/1/2011	1,300			74.14	12/1/2021				
Theodore D. Crandall	12/8/2017		16,500		192.86	12/8/2027	1,020	191,270	2,410	451,923
	12/6/2016	7,733	15,467		136.40	12/6/2026	1,430	268,154	3,180	596,314
	12/3/2015	18,100	9,200		104.08	12/3/2025	1,880	352,538	5,770	1,081,990
	12/2/2014	267			115.69	12/2/2024				
Frank C. Kulaszewicz	12/8/2017		16,500		192.86	12/8/2027	1,020	191,270	2,410	451,923
	12/6/2016	233	15,467		136.40	12/6/2026	1,430	268,154	3,180	596,314
	12/3/2015	9,500	9,200		104.08	12/2/2025	1,880	352,538	5,770	1,081,990
	12/2/2014	800			115.69	12/2/2024				
	12/4/2013	4,800			108.89	12/4/2023				
	12/6/2012	1,200			80.11	12/6/2022				

(1) All option awards vest 1/3 on each of the first, second, and third anniversaries of the grant date (subject to provisions related to the grantee's death, retirement or a change of control).

(2) All restricted stock vests in full on the third anniversary of the grant date (subject to provisions related to the grantee's death, retirement or a change of control).

(3) The market value of the stock awards is based on the closing market price of our common stock as of September 30, 2018, which was $187.52.

(4) This column shows the target number of performance shares outstanding. The payout can be from 0% to 200% of the target as described in footnote 2 to the Grants of Plan-Based Awards Table. All performance shares will vest and be paid out on the third anniversary of the grant date (subject to provisions relating to the grantee's death, disability or retirement or a change of control). The performance shares awarded on December 3, 2015 were earned at 200% of target. The Compensation Committee approved at its November 2018 meeting the payout of such performance shares in shares of our common stock, which resulted in the following number of shares being delivered to the NEOs:

Name	Shares of Common Stock Delivered in Respect of Performance Shares Awarded on December 3, 2015 and Vested on December 3, 2018
Blake D. Moret	11,540
Patrick P. Goris	1,520
Sujeet Chand	7,100
Theodore D. Crandall	11,540
Frank C. Kulaszewicz	11,540

OPTION EXERCISES AND STOCK VESTED TABLE

The following table provides additional information about stock option exercises and shares acquired upon the vesting of stock awards, including the value realized, during the fiscal year ended September 30, 2018 by the named executive officers.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise[1] (#)	Value Realized on Exercise[2] ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[2] ($)
Blake D. Moret	1,300	$ 129,337	11,004	$ 2,095,822
Patrick P. Goris	4,900	616,714	1,499	285,500
Sujeet Chand	4,900	530,768	6,780	1,291,319
Theodore D. Crandall	23,600	2,006,498	11,004	2,095,822
Frank C. Kulaszewicz	36,100	2,116,514	11,004	2,095,822

(1) Mr. Moret retained 1,300 shares.

(2) Based on the closing price of our common stock on the NYSE on the exercise date or vesting date, as applicable.

PENSION BENEFITS TABLE

The following table shows the present value of accumulated benefits as of September 30, 2018 payable to the named executive officers under the Rockwell Automation Pension (Qualified) Plan and Rockwell Automation Pension (Non-Qualified) Plan based on the assumptions described in footnote 1 to this table.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit[1] ($)	Payments During Last Fiscal Year ($)
Blake D. Moret	Rockwell Automation Pension (Qualified) Plan	34	$ 1,200,004	$ —
	Rockwell Automation Pension (Non-Qualified) Plan	34	4,612,813	—
Patrick P. Goris	Rockwell Automation Pension (Qualified) Plan	13	330,749	—
	Rockwell Automation Pension (Non-Qualified) Plan	13	380,106	—
Sujeet Chand	Rockwell Automation Pension (Qualified) Plan	33	1,369,423	—
	Rockwell Automation Pension (Non-Qualified) Plan	33	3,810,787	—
Theodore D. Crandall[2]	Rockwell Automation Pension (Qualified) Plan	32	1,527,679	—
	Rockwell Automation Pension (Non-Qualified) Plan	32	5,563,365	—
Frank C. Kulaszewicz	Rockwell Automation Pension (Qualified) Plan	33	1,112,172	—
	Rockwell Automation Pension (Non-Qualified) Plan	33	3,101,210	—

(1) These amounts have been determined using the assumptions set forth in Note 12, Retirement Benefits, to our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2018, and represent the accumulated benefit obligation for benefits earned to date, based on age, service and earnings through the measurement date of September 30, 2018.

(2) Mr. Crandall is eligible to participate in our Supplemental Retirement Plan for Certain Senior Executives, which is a closed plan. Participants are eligible for this benefit at Normal Retirement, if eligible for Disability pension benefits as described below, or if permitted to retire early by action of the President or CEO if such individual also commences early retirement at that time under the Qualified Pension Plan. If eligible, the September 30, 2018 present value of benefits from this plan would be $31,197 for Mr. Crandall.

The named executive officers participate in two pension plans with the same requirements/benefits as other employees: the Rockwell Automation Pension Plan (the Qualified Pension Plan), which is qualified under the Internal Revenue Code, and the Rockwell Automation Non-Qualified Pension Plan (the Non-Qualified Pension Plan), which is an unfunded, non-tax-qualified plan. The Qualified Pension Plan provides retirement benefits to nearly all U.S. employees of the Company hired before July 1, 2010. The Qualified Pension Plan and the Non-Qualified Pension Plan were closed to entrants hired or re-hired on or after July 1, 2010. In place of becoming a participant in the Qualified Pension Plan and, if applicable, the Non-Qualified Pension plan, employees hired or re-hired on or after July 1, 2010, will be eligible for a non-elective contribution (the "NEC") in the Qualified and, if applicable, Non-Qualified Savings Plan. The NEC is based on a combination of age and service and the percentage contribution is outlined in the Non-Qualified Savings Plan section below. The NEC formula is the same for both the Qualified Savings Plan and the Non-Qualified Savings Plan.

The Non-Qualified Pension Plan provides benefits that may not be paid from the Qualified Pension Plan due to limitations imposed by the Internal Revenue Code on qualified plan benefits. Non-Qualified Pension Plan benefits are provided to any U.S. salaried employee whose benefits are affected by these limits. Our policy with respect to funding our pension obligations is to fund at least the minimum amount required by applicable laws and governmental regulations. We maintain a rabbi trust for our non-qualified plans, including the Non-Qualified Pension Plan, which we will fund in the event there is a change of control of the Company.

Effective January 1, 2011, the pension plans were amended to allow participants to elect a lump sum payment instead of an annuity option offered under the plans. The present values in the above table are determined based on assumptions required by SEC rules, which are different from those used to calculate the lump sum payment under the plans. Note that due to Internal Revenue Code Section 409A regulations, if a named executive officer elected to receive his benefit from the Non-Qualified Plan in the form of a lump sum, he would not be eligible to receive the lump sum payment for at least five years.

For employees hired before July 1, 2010, benefits provided by both the Qualified Pension Plan and the Non-Qualified Pension Plan have the same requirements for vesting, which occurs at five years of service credit. Benefits in both plans are determined using the same formula. Named executive officers do not receive any additional service or other enhancements in determining the form, timing or amount of their benefits.

NORMAL RETIREMENT BENEFITS

- Normal retirement benefits are payable at age 65 with five years of service.

EARLY RETIREMENT WITH REDUCED BENEFITS

- Reduced early retirement benefits after 10 years of service are payable at the earlier of either:
  - age 55 or older; or
  - 75 or more points (age plus credited service equals or exceeds 75).

The reduction for early retirement benefits is determined using an actuarial equivalence with an applicable interest rate and mortality table. Currently, Messrs. Moret, Chand, Crandall, and Kulaszewicz have met the eligibility requirements for early retirement with a reduced benefit.

- An optional early distribution was added to the Qualified Pension Plan starting January 1, 2014, for those who do not meet early or normal retirement eligibility described above. The reduction in benefits is determined using an actuarial equivalence with the applicable interest rate and mortality table as used for lump sum calculations.

PENSION PLAN FORMULA

- Pension plan benefits are payable beginning at a named executive officer's normal retirement date and are determined by the following formula:
  - Two-thirds (66 2/3%) of the participant's average monthly earnings up to $1,666.67;
  - Multiplied by a fraction, not to exceed 1.00, the numerator of which is the participant's years of credited service, including fractional years, and the denominator of which is thirty-five (35);
  - Plus 1.50% of the participant's average monthly earnings in excess of $1,666.67 times the participant's years of credited service, including fractional years, up to a maximum of thirty-five (35) years;
  - Plus 1.25% of the participant's average monthly earnings in excess of $1,666.67 times the participant's years of credited service, including fractional years, in excess of thirty-five (35) years;

- Less 50% of primary Social Security benefit times a fraction not to exceed 1.00, the numerator of which is the participant's years of credited service, including fractional years, and the denominator of which is thirty-five (35).

Average monthly earnings represent the monthly average of the participant's pensionable earnings for the highest five calendar years during the last 10 calendar years while the participant was actively employed. A participant's earnings used for calculating pension plan benefits (pensionable earnings) include base salary and annual incentive compensation awards. Awards of stock options, restricted stock, performance shares and performance-based long-term cash awards, and all other cash awards are not considered when determining pension benefits.

DISABILITY PENSION BENEFITS

Disability pension benefits are available under the Qualified Pension Plan and the Non-Qualified Pension Plan to active employees before age 65 upon total and permanent disability if the participant has at least 15 years of credited service or at least 10 years of credited service with 70 points or more (age plus credited service is equal to or greater than 70). The benefit is generally calculated in the same manner as the normal retirement benefit.

PENSION BENEFITS PAYABLE TO BENEFICIARIES UPON DEATH OF A PARTICIPANT

- Pension benefits under the Qualified Pension Plan and the Non-Qualified Pension Plan are payable to the participant's beneficiaries upon the death of the participant.
- The surviving spouse will receive a monthly lifetime benefit calculated as if the participant retired and elected the 50% surviving spouse option.
- If the participant dies after starting to receive benefits, the benefit payments are processed in accordance with the benefit option selected.

- If the retiree has started monthly pension benefit payments, the beneficiary is eligible for a lump-sum death benefit equal to $150 per year of credited service up to $5,250.
- If the participant elects the lump sum payment option and the lump sum payment is made, no further benefits are provided to the beneficiary or surviving spouse upon death of the participant.

NON-QUALIFIED DEFERRED COMPENSATION

The following table provides information on our non-qualified defined contribution and other non-qualified deferred compensation plans in which all eligible U.S. salaried employees, including the named executive officers, participate, which consist of the following:

ROCKWELL AUTOMATION NON-QUALIFIED SAVINGS PLAN (THE NON-QUALIFIED SAVINGS PLAN)

Our U.S. employees, including the named executive officers, whose earnings exceed certain applicable federal limitations on compensation that may be recognized under our Qualified Savings Plan, are entitled to defer earnings on a pre-tax basis to the Non-Qualified Savings Plan. Company matching contributions that cannot be made to the Qualified Savings Plan due to applicable federal tax limits are also made to the Non-Qualified Savings Plan. Under the Qualified Savings Plan, we matched half up to 6% through June 30, 2018 and effective July 1, 2018, match half up to 7% of the employee's eligible earnings contributed to the Plan each pay period, subject to a maximum amount of earnings under applicable federal tax regulations. Earnings under the Non-Qualified Savings Plan are credited to participant accounts on a daily basis in the same manner as under the Qualified Savings Plan. Investment options are selected by the participant, may be changed daily, and include the same fund and

Company stock investments that are offered by the Qualified Savings Plan. No preferential interest or earnings are provided under the Non-Qualified Savings Plan. Account balances under the Non-Qualified Savings Plan are distributed in a lump-sum cash payment within 60 days after the end of the month occurring six months, or five years if elected, after the employee terminates employment or retires.

In addition to the Company matching contributions, a non-elective contribution (NEC) is provided for employees hired or rehired on or after July 1, 2010. If employed on the last day of the year, eligible employees receive an annual NEC benefit equal to eligible pay multiplied by a percentage based on "points", which equal the sum of age and years of service as of each December 31 and based on the following chart. The NEC is provided by the end of the first quarter of the following year.

Total Points (Age + Years of Service as of 12/31)	Percentage of Pay Contributed as NEC
<40	3.00%
40-59	4.00%
60-79	5.00%
80+	7.00%

All NEOs were hired before July 1, 2010 and are not eligible for NEC.

CURRENT ROCKWELL AUTOMATION DEFERRED COMPENSATION PLAN (THE DEFERRED COMPENSATION PLAN)

Our U.S. salaried employees in career band E, including the named executive officers, may elect annually to defer up to 50% of base salary and up to 100% of their annual incentive compensation award to the Deferred Compensation Plan.

MATCHING

For participants who defer base salary to the plan, we provide a matching contribution equal to what we would have contributed to the Qualified Savings Plan or Non-Qualified Savings Plan for the deferred amounts.

DISTRIBUTION ELECTIONS

- *For contributions before 2005.* Participants could opt to receive the deferred amounts on a specific date, at retirement, or in installments up to 15 years following retirement. Participants may make a one-time change of distribution election or timing (at least one year before payments would otherwise begin).

- *Contributions after January 1, 2005.* Participants may elect either a lump-sum distribution at termination of employment or installment distributions for up to 15 years following retirement. Participants may make a one-time change of the distribution election or timing (at least one year before payments would otherwise begin), provided that the changed distribution cannot begin until five years after the original distribution date.

TIMING OF DISTRIBUTIONS

■ *For contributions before 2005.* We make distributions within the first 60 days of a calendar year.

■ *For contributions after January 1, 2005.* We make distributions beginning in July of the year following termination or retirement. Ongoing installment payments are made in February of each year.

■ *Earnings on deferrals.* Participants select investment measurement options, including hypothetical fund investments that correspond to those offered by the Qualified Savings Plan, excluding the Company's stock. Investment measurement options may be changed daily. Earnings are credited to participant accounts on a daily basis in the same manner as under the Qualified Savings Plan. No preferential interest or earnings are provided under the Deferred Compensation Plan.

PRIOR ROCKWELL AUTOMATION DEFERRED COMPENSATION PLAN (THE OLD PLAN)

Of the named executive officers, only Mr. Crandall participates in the Old Plan, which is a closed plan. Participants were only permitted to defer incentive compensation to the Old Plan. Distributions are made annually in January; however, if a participant is considered a "key employee" under the terms of the Internal Revenue Code, there may be a six-month delay in the commencement of distributions. The Old Plan provides an interest rate that is one-twelfth of the annual interest rate for quarterly compounding that is 120% of the applicable Federal long-term

monthly rate for the three-month period ending on the last day of each calendar year quarter. The interest is applied to participant accounts quarterly on the last business day of the quarter.

We maintain a rabbi trust for our non-qualified plans, including the Non-Qualified Savings Plan and deferred compensation plans, which we will fund in the event there is a change of control of the Company.

NON-QUALIFIED DEFERRED COMPENSATION TABLE

Name	Executive Contributions in Last Fiscal Year[1] ($)	Registrant Contributions in Last Fiscal Year[2] ($)	Aggregate Earnings in Last Fiscal Year[3] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End[4] ($)
Blake D. Moret	$ 47,555	$ 23,778	$ 25,113	$ —	$ 373,921
Patrick P. Goris	39,222	8,032	18,262	—	235,424
Sujeet Chand	44,541	9,090	35,175	—	2,167,744
Theodore D. Crandall	31,884	12,857	130,551	—	1,821,561
Frank C. Kulaszewicz	50,788	12,038	24,852	—	300,467

(1) These amounts include contributions made by each named executive officer to the Non-Qualified Savings Plan. These amounts are also reported in the "Salary" column in the Summary Compensation Table.

(2) These amounts represent Company matching contributions for each named executive officer under the Non-Qualified Savings Plan. These amounts are also reported in the "All Other Compensation" column in the Summary Compensation Table and as part of the "Value of Company Contributions to Savings Plans" column in the All Other Compensation Table.

(3) These amounts include earnings (losses), dividends and interest provided on current contributions and existing balances, including the change in value of the underlying investment options in which the named executive officer is deemed to be invested. These amounts are not reported in the Summary Compensation Table as compensation.

(4) These amounts represent each named executive officer's aggregate balance in the Non-Qualified Savings Plan, and for Messrs. Chand and Crandall in the Deferred Compensation Plan and for Mr. Crandall in the Old Plan, in each case at September 30, 2018. The numbers also include the contributions made by each named executive officer to the Non-Qualified Savings Plan and Deferred Compensation Plan, which are also reported in the "Salary" column of the Summary Compensation Table, and the Company matching contributions, which are also reported in the "All Other Compensation" column in the Summary Compensation Table for each fiscal year. The amounts included in the Summary Compensation Table for fiscal 2016 for Messrs. Moret, Crandall, and Kulaszewicz are $40,649, $44,743, and $36,678, respectively; and for fiscal 2017 for Messrs. Moret, Goris, Chand, Crandall, and Kulaszewicz are $61,982, $30,813, $51,529, $42,862, and $43,172, respectively; and for fiscal 2018 for Messrs. Moret, Goris, Chand, Crandall, and Kulaszewicz are $71,333, $47,254, $53,631, $44,741, and $62,826, respectively.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

The tables and narrative below describe and quantify compensation that would become payable to the named executive officers under existing plans and arrangements if the named executive officer's employment had terminated on September 30, 2018 for the reasons set forth below. We do not have employment agreements with the named executive officers, but do have change of control agreements with Messrs. Moret, Goris, Chand, Crandall, and Kulaszewicz and certain other officers. There are two main purposes of these agreements.

(1) They provide protection for the executive officers who would negotiate any potential acquisitions of the Company, thus encouraging them to negotiate a good outcome for shareowners, without concern that their negotiating stance will put at risk their financial situation immediately after an acquisition.

(2) The agreements seek to ensure continuity of business operations during times of potential uncertainty, by removing the incentive to seek other employment in anticipation of a possible change of control.

In short, the change of control agreements seek to ensure that we may rely on key executives to continue to manage our business consistent with our best interests despite concerns for personal risks. We do not believe these agreements encourage our executives to favor or oppose a change of control. We believe these agreements strike a balance that the amounts are neither so low to cause an executive to oppose a change of control nor so high as to cause an executive to favor a change of control. In addition, in the past we at times have entered into severance arrangements with executive officers upon termination of their employment, with the terms and conditions depending on the individual circumstances of the termination, the transition role we expect from the officer and our best interests. The information set forth below does not include payments and benefits to the extent they are provided on a non-discriminatory basis to salaried employees upon termination of employment, including unused vacation pay, distributions of balances under savings and deferred compensation plans and accrued pension benefits. The information set forth below also does not include any payments and benefits that may be provided under severance arrangements that may be entered into with any named executive officer upon termination of their employment.

We have change of control agreements with Mr. Moret, each of the other NEOs and certain other officers. These agreements become effective if there is a change of control (as defined in the agreements) on or before September 30, 2019. Each agreement provides for the continuing employment of the executive for two years after the change of control on conditions no less favorable than those in effect before the change of control. If the executive's employment is terminated by us without "cause" or if the executive terminates his employment for "good reason" (such as, diminution of responsibilities or a relocation) within that two year period, each agreement entitles the executive to:

■ severance benefits payable as a lump sum equal to two times (three times in the case of Mr. Moret) his annual compensation, including target ICP;

■ annual ICP payment prorated through the date of termination payable as a lump sum, based upon the average of the previous three years' ICP payments; and

■ continuation of other benefits and perquisites for two years (three years in the case of Mr. Moret).

The agreements do not include a provision that entitles the executives to receive tax gross-ups related to any excise tax imposed on change of control agreements. In each change of control agreement, the executive agreed to certain confidentiality provisions.

Under the change of control agreements, a change of control would include any of the following events:

■ any "person", as defined in Section 13(d)(3) or 14(d)(2) of the Exchange Act, acquires 20 percent or more of our outstanding voting securities;

■ a majority of our directors are replaced by persons who are not endorsed by a majority of our directors;

■ we are involved in a reorganization, merger, sale of assets or other business combination that results in our shareowners owning 50% or less of our outstanding shares or the outstanding shares of the resulting entity; or

■ shareowners approve a liquidation or dissolution of the Company.

The following table provides details with respect to potential post-employment payments to the named executive officers under our change of control agreements in the event of separation due to a change of control of the Company, assuming a termination covered by the change of control agreement occurred on September 30, 2018.

Name	Cash ($)[1]	Equity ($)[2]	Pension/ NQDC ($)	Perquisites/ Benefits ($)[3]	Tax Reimbursement ($)[4]	Other ($)[5]	Total ($)
Blake D. Moret	$ 8,394,100	$ 9,629,461	$ 0	$ 47,938	$ 0	$ 100,000	$ 18,171,499
Patrick P. Goris	2,117,800	2,057,200	0	31,959	0	100,000	4,306,959
Sujeet Chand	2,097,058	2,809,703	0	29,363	0	100,000	5,036,124
Theodore D. Crandall	2,640,307	4,500,510	0	31,959	0	100,000	7,272,776
Frank C. Kulaszewicz	2,669,167	4,500,510	0	31,959	0	100,000	7,301,636

(1) This column includes the severance value, which is base salary plus target annual ICP payout multiplied by three for Mr. Moret, and multiplied by two for Messrs. Goris, Chand, Crandall, and Kulaszewicz. In the year of termination, the executive is also entitled to receive a prorated ICP payout based on the average of the previous three years' ICP payment (fiscal years 2016, 2017 and 2018). These amounts are $1,134,100, $315,800, $313,133, $365,367, and $401,367 for Messrs. Moret, Goris, Chand, Crandall, and Kulaszewicz, respectively.

(2) Upon a change of control of the Company and, in the case of awards granted after February 2, 2010, if (1) the executive's awards are assumed or substituted with comparable awards by the surviving company in the change of control and such executive's employment is terminated within two years of the change of control for certain specified reasons or (2) the executive's awards are not assumed or substituted with comparable awards by the surviving company in the change of control, all outstanding stock options would become fully exercisable; the restrictions on all shares of restricted stock would lapse; and grantees of performance shares would be entitled to a performance share payout equal to 100% of the target shares. The following represents the value of unvested equity awards had a change of control occurred on September 30, 2018, using the fiscal year end price of our common stock of $187.52.

Name	Unvested Stock Options ($)	Unvested Restricted Stock ($)	Performance Shares ($)
Blake D. Moret	$ 3,476,930	$ 1,901,453	$ 4,251,078
Patrick Goris	930,205	453,798	673,197
Sujeet Chand	973,882	508,179	1,327,642
Theodore D. Crandall	1,558,321	811,962	2,130,227
Frank C. Kulaszewicz	1,558,321	811,962	2,130,227

(3) Amounts include healthcare program subsidies provided to all employees and amounts received for personal liability insurance.

(4) Agreements do not include a provision that entitles the executives to receive tax gross-ups related to any excise tax imposed on change of control agreements.

(5) Estimated value of outplacement services.

The following table sets forth the treatment of equity-based awards upon termination of employment for the following reasons:

Reason	Options	Restricted Stock	Performance Shares[5]
Voluntary — Other than retirement[1]	Vested — can be exercised until the earlier of (i) three months after last date on payroll or (ii) the date the option expires Unvested — forfeited	Unearned shares forfeited	Unearned shares forfeited
Voluntary — Retirement[2]	If retirement occurs 12 months or more after grant date, unvested options continue to vest; otherwise all unvested options are forfeited. Vested options can be exercised until the earlier of (i) five years after retirement or (ii) the date the option expires	If retirement occurs 12 months or more after grant date and before the end of the restriction period, pro rata shares earned at retirement. If retirement occurs before 12 months after the grant date, all unearned shares forfeited	If retirement occurs 12 months or more after grant date and before the end of the performance period, pro rata shares earned at the end of the performance period. If retirement occurs before 12 months after the grant date, all unearned shares forfeited
Involuntary — Cause[1]	Vested — forfeited Unvested — forfeited	Unearned shares forfeited	Unearned shares forfeited

Reason	Options	Restricted Stock	Performance Shares[5]
Involuntary — Not for cause[1]	*Vested* — can be exercised until the earlier of (i) three months after last date on payroll or (ii) the date the option expires *Unvested* — continue to vest during salary continuation period; if vesting occurs in that period, can be exercised until the earlier of (i) three months after last date on payroll or (ii) the date the option expires; remaining unvested options forfeited	Unearned shares forfeited	Unearned shares forfeited
Death[3]	All options vest immediately and can be exercised until the earlier of (i) three years after death or (ii) the date the option expires	All restrictions lapse	Shares earned on a pro rata basis at the end of the performance period
Disability[4]	*Vested* — can be exercised until the earlier of (i) three months after the employee's last date on payroll or (ii) the date the option expires *Unvested* — continue to vest during salary continuation period; if vesting occurs in that period, can be exercised until the earlier of (i) three months after last date on payroll or (ii) the date the option expires; remaining unvested options forfeited	If disability continues for more than six months, all restrictions lapse	If disability continues for more than six months, pro rata shares earned at the end of the performance period

(1) *Assuming a termination as of September 30, 2018, the NEOs would not receive any additional equity value in connection with voluntary terminations (other than retirement) or involuntary terminations (whether or not for cause).*

(2) *The value of the prorated restricted stock that is vested on an accelerated basis assuming a retirement as of September 30, 2018 for Messrs. Moret, Goris, Chand, Crandall, and Kulaszewicz would be $1,074,865, $216,586, $340,724, $546,246, and $546,246, respectively.*

(3) *The value of the unvested stock options and restricted stock that vests on an accelerated basis assuming a termination as a result of death as of September 30, 2018 for Messrs. Moret, Goris, Chand, Crandall, and Kulaszewicz would be $5,378,383, $1,384,003, $1,482,061, $2,370,283, and $2,370,283, respectively.*

(4) *The value of the unvested restricted stock that vests on an accelerated basis assuming a termination as a result of disability as of September 30, 2018 for Messrs. Moret, Goris, Chand, Crandall, and Kulaszewicz would be $1,901,453, $453,798, $508,179, $811,962, and $811,962, respectively.*

(5) *In the case of assumed terminations for retirement, death or disability as of September 30, 2018, the value of the vesting of pro rata performance shares is not determinable in such instances as the payout will be determined at the end of the applicable performance period.*

RATIO OF ANNUAL COMPENSATION FOR THE CEO TO OUR MEDIAN EMPLOYEE

As required in Item 402(u) of Regulation S-K, we have estimated the ratio of the 2018 annual total compensation of our CEO to the annual total compensation of our median employee was 164 to 1, calculated as follows:

Annual Total Compensation

Blake Moret, Chairman and CEO	$9,188,851
Median Employee	$56,192
Ratio	164:1

We identified our median employee based on target cash compensation (base salary including overtime, if applicable, plus target annual cash incentive) of all our employees as of September 30, 2018. We then calculated the median employee's compensation under the Summary Compensation Table rules and compared that to the annual total compensation of our CEO, as disclosed in the Summary Compensation Table.

AUDIT MATTERS

PROPOSAL TO APPROVE THE SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the Company's independent auditor. The Audit Committee annually evaluates the qualifications, performance and independence of the Company's independent auditor and considers whether there should be a change of the independent audit firm and potential impact of making a change. The Audit Committee reviews all non-audit services that the independent auditor may provide and conducts regular private sessions with the independent auditor. This review includes consideration of whether any non-audit services provided by the independent auditor are compatible with maintaining the firm's independence.

The Audit Committee annually reviews and evaluates the lead audit partner and is involved in the process of the independent audit firm's selection of a new lead audit partner when rotation is required after 5 years under the SEC's audit partner rotation rules. The selection process includes a meeting between the Chair of the Audit Committee and the candidate for lead audit partner as well as discussion by the full Committee and with management.

Company policy generally restricts the hiring of certain individuals who have been employed by the independent auditor until after a two year "cooling off" period, which is more restrictive than regulatory requirements. We understand the need to maintain the independence of the Company's independent auditor both in appearance and in fact.

The Audit Committee has selected the firm of Deloitte & Touche LLP (D&T) as our independent registered public accounting firm for the fiscal year ending September 30, 2019 (the D&T appointment), subject to the approval of our shareowners. D&T and its predecessors have acted as the independent registered public accounting firm for the Company and its corporate predecessors since 1934, and for the Company and its accounting predecessors since 1967.

Before the Audit Committee selected D&T as its auditors for fiscal 2019, it carefully considered the independence and qualifications of that firm, including their performance in prior years, their tenure as our independent auditors, the appropriateness of their fees, and their reputation for integrity and for competence in the fields of accounting and auditing. Based on this evaluation, the Committee believes it is in the best interests of the Company and its shareowners for D&T to continue as its independent auditors for fiscal 2019.

We expect that representatives of D&T will attend the Annual Meeting to answer appropriate questions and make a statement if they desire to do so.

 **ITEM 2:** THE BOARD OF DIRECTORS RECOMMENDS THAT YOU **VOTE "FOR"** THE PROPOSAL TO APPROVE THE SELECTION OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

AUDIT FEES

The following table sets forth the aggregate fees for services provided by D&T for the fiscal years ended September 30, 2018 and 2017 (in millions), all of which were approved by the Audit Committee:

	Year Ended September 30,	
	2018	2017
Audit Fees*		
Integrated Audit of Consolidated Financial Statements and Internal Control over Financial Reporting	$ 4.07	$ 3.80
Statutory Audits	1.61	1.58
Audit-Related Fees**	0.11	0.15
Tax Fees		
Compliance	0.01	0.18
All Other Fees***	0.01	0.01
TOTAL	**$ 5.81**	**$ 5.72**

*   The increase is entirely due to one-time audit work related to the adoption of new accounting standards, implementation of new regulations related to U.S. tax reform, and auditing procedures related to the Company's investment in PTC Inc.

**   Audit-related services primarily relate to non-US employee benefit plan audits as well as to other compliance services.

***   Other fees include a license for an accounting research tool.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee is responsible for appointing, compensating and overseeing the work performed by D&T and audit services performed by other independent public accounting firms. The Audit Committee pre-approves all audit (including audit-related) services provided by D&T and others and permitted non-audit services provided by D&T in accordance with its pre-approval policies and procedures.

The Audit Committee annually approves the scope and fee estimates for the year-end audit of the Company, statutory audits and employee benefit plan audits for the next fiscal year. The Audit Committee receives reports from the Company's Chief Financial Officer and Controller on the appropriateness of the audit engagement fees and meets separately with management and the independent auditor to discuss and review the fees prior to engagement.

With respect to other permitted services to be performed by our independent registered public accounting firm, the Audit Committee has adopted a policy pre-approving certain categories and specific types of audit and non-audit services that may be provided by our independent registered public accounting firm on a fiscal year basis, subject to individual and aggregate monetary limits. The policy requires the Company's Controller or Chief Financial Officer to pre-approve the terms and conditions of any engagement under the policy. The Audit Committee must specifically approve any proposed engagement for an audit or non-audit service that does not meet the guidelines of the policy. The Audit Committee also authorized the Chair of the Committee to pre-approve any individual service not covered by the general pre-approval policy, with any such approval reported by the Chair at the next regularly scheduled meeting of the Committee. The Audit Committee annually reviews and approves the categories of pre-approved services and monetary limits under the pre-approval policy. The Company's Controller reports to the Audit Committee regarding the aggregate fees charged by D&T and other public accounting firms compared to the pre-approved amounts, by category.

AUDIT COMMITTEE REPORT

The Audit Committee assists the Board in overseeing and monitoring the integrity of the Company's financial reporting processes, its internal control and disclosure control systems, the integrity and audits of its financial statements, the Company's compliance with legal and regulatory requirements, the qualifications and independence of its independent registered public accounting firm and the performance of its internal audit function and independent registered public accounting firm.

Our Committee's roles and responsibilities are set forth in a written Charter adopted by the Board, which is available on the Company's website at *https://www.rockwellautomation.com* under the "Investors" link. We review and reassess the Charter annually, and more frequently as necessary to address any changes in NYSE corporate governance and SEC rules regarding audit committees, and recommend any changes to the Board for approval.

Management is responsible for the Company's financial statements and the reporting processes, including the system of internal control. Deloitte & Touche LLP (D&T), the Company's independent registered public accounting firm, is responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles, and on the Company's internal control over financial reporting.

Our Committee is responsible for overseeing the Company's overall financial reporting processes. In fulfilling our responsibilities for the financial statements for fiscal year 2018, we:

- Reviewed and discussed the audited financial statements for the fiscal year ended September 30, 2018 and quarterly financial statements with management and D&T;

- Reviewed management's assessment of the Company's internal control over financial reporting and D&T's report pursuant to Section 404 of the Sarbanes-Oxley Act;

- Discussed with D&T the matters required to be discussed by Public Company Accounting Oversight Board (United States) (PCAOB) Auditing Standard No. 1301 "Communication with Audit Committees" and Rule 2-07 of SEC Regulation S-X relating to the conduct of the audit; and

- Received written disclosures and the letter from D&T regarding its independence as required by PCAOB Ethics and Independence Rule 3526. We also discussed with D&T its independence.

We reviewed and approved all audit and audit-related fees and services. For information on fees paid to D&T for each of the last two years, see the section entitled *"Proposal to Approve the Selection of Independent Registered Public Accounting Firm"* in this proxy statement.

We considered the non-audit services provided by D&T in fiscal year 2018 and determined that engaging D&T to provide those services is compatible with and does not impair D&T's independence.

In fulfilling our responsibilities, we met with the Company's General Auditor and D&T, with and without management present, to discuss the results of their examinations, the evaluations of the Company's internal control over financial reporting and the overall quality of the Company's financial reporting. We considered the status of pending litigation, taxation matters and other areas of oversight relating to the financial reporting and audit processes that we determined appropriate. We discussed with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies. We also met separately with the Company's Chief Executive Officer, Chief Financial Officer, Controller, General Counsel and Ombudsman.

Based on our review of the audited financial statements and the discussions and reports referred to above, we recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2018 for filing with the SEC.

Audit Committee

James P. Keane, *Chair*
Lawrence D. Kingsley
Thomas W. Rosamilia
Patricia A. Watson

PROPOSAL TO APPROVE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

A proposal will be presented at the meeting asking shareowners to approve on an advisory basis the compensation of our NEOs as described in this proxy statement.

WHY YOU SHOULD APPROVE OUR EXECUTIVE COMPENSATION PROGRAMS

Our compensation philosophy is designed to attract and retain executive talent and emphasize pay for performance, including the creation of shareowner value. Our compensation programs include base salary, annual incentive compensation, long-term incentives, defined benefit and defined contribution retirement plans and a limited perquisite package. We encourage shareowners to read the Executive Compensation section of this proxy statement, including the Compensation Discussion and Analysis (CD&A) and compensation tables, for a more detailed discussion of our compensation programs and policies. We believe our compensation programs and policies are appropriate and effective in implementing our compensation philosophy and in achieving our goals with the appropriate level of risk, and that they are aligned with shareowner interests and worthy of continued shareowner support.

We believe that shareowners should consider the following in determining whether to approve this proposal.

COMPENSATION PROGRAMS ARE HIGHLY ALIGNED WITH SHAREOWNER VALUE

A significant portion of our executives' compensation is directly linked to our performance and the creation of shareowner value because the majority of their total direct compensation is in the form of performance-based annual and long-term incentive awards. Our long-term incentive awards consist of three forms of awards: stock options, performance shares, and restricted stock. We believe this mix appropriately motivates long-term performance and rewards executives for both absolute gains in share price and relative performance related to TSR compared to the aggregate performance of the S&P 500 Index.

STRONG PAY-FOR-PERFORMANCE ORIENTATION

We maintain a consistent pay-for-performance approach to setting ICP targets and payouts over time have reflected this philosophy. The past five years illustrate the consistent application of this philosophy. ICP awards were above target in fiscal 2014, 2017, and 2018 because we exceeded some or all of our financial goals in those respective years.

For fiscal 2015, we did not meet all the stretch financial goals set at the beginning of that year and ICP awards were below target. For fiscal 2016, our Adjusted EPS was less than the previous year's Adjusted EPS so no ICP payout was awarded.

ALIGNMENT WITH SHAREOWNER INTERESTS

We seek to align our compensation programs with best practices that address shareowner interests.

- *No tax gross-ups* on personal liability insurance, the FICA tax due on the Company's matching contributions to non-qualified plans, or the excise tax imposed on change of control agreement benefits.

- *No employment contracts:* We do not have employment contracts with any of our NEOs.

- *No repricing:* Our long-term incentives plan expressly prohibits repricing or exchanging equity awards.

- *No hedging or pledging of Rockwell Automation securities.*

- *Very limited perquisite package:* We offer very limited perquisites.

COMPENSATION PROGRAM HAS APPROPRIATE LONG-TERM ORIENTATION

Our compensation programs and policies have a long-term focus.

- *Minimum vesting for equity awards:* We encourage a long-term orientation by our executives by using minimum vesting of one-third per year over three years for options and three years for restricted stock and performance shares (one year for executives that elect retirement during the performance period).

- *Officers are subject to stock ownership requirements:* We have stock ownership requirements for officers that align the interests of officers with the interests of shareowners. The CEO must own stock with a value of five times his base salary and each senior vice president must own stock with a value of three times his or her salary. These requirements must be met within five years after becoming an officer. If officers do not meet the ownership requirements, they may not sell shares and must retain the shares received (on a net after-tax and transaction cost basis) from any option exercises and restricted stock and performance share lapses.

COMPENSATION COMMITTEE STAYS CURRENT ON BEST PRACTICES

The Compensation Committee has engaged a compensation consultant, Willis Towers Watson, to provide independent advice on compensation trends and market information and to advise the Committee as it reviews and approves executive compensation matters pursuant to its Charter. In addition, Willis Towers Watson regularly updates our Board and the Compensation Committee on executive compensation emerging practices and trends.

SUMMARY OF GOOD GOVERNANCE AND RISK MITIGATING FACTORS

- *Use of multiple balanced metrics:* We use multiple metrics in our ICP and multiple forms of award in our long-term incentives plan grants. The metrics in the ICP include an appropriate balance between corporate and business segment performance and between earnings, sales growth, and cash flow.

- *Limited ICP payouts:* The Committee has never used its discretion to adjust ICP awards over 200% of target, limiting excessive awards for short-term performance.

- *Balanced pay mix:* The mix of pay is balanced between annual and long-term, with an emphasis on long-term performance.

- *Multiple-year vesting of long-term incentives:* Long-term incentive awards do not fully vest until at least three years after the grant.

- *Stock ownership policy:* We require executives to own a significant amount of the Company's stock.

- *Third-party audits of financial performance:* The Committee uses audited financial results to determine payouts in our Senior ICP and performance share plan.

- *Use of claw-back provisions:* We entered into agreements with and have a recoupment policy covering Mr. Moret as President and CEO, Mr. Goris as CFO and Mr. Crandall as former CFO with respect to the reimbursement (or claw-back) of any incentive-or equity-based compensation if we are required to restate any financial statements due to a material non-compliance with any financial reporting requirement under the securities laws.

The following resolution will be submitted for a shareowner vote at the 2019 Annual Meeting:

"RESOLVED, that the shareowners of the Company approve, on an advisory basis, the compensation of the Company's named executive officers listed in the 2018 Summary Compensation Table included in the proxy statement for this meeting, as such compensation is disclosed pursuant to Item 402 of Regulation S-K in this proxy statement under the section entitled "Executive Compensation", including the Compensation Discussion and Analysis, the compensation tables and other narrative executive compensation disclosures set forth under that section."

We are providing our shareowners with an advisory vote on our executive compensation as required pursuant to Section 14A of the Exchange Act. This advisory vote on the compensation of our named executive officers gives shareowners another mechanism to convey their views about our compensation programs and policies. Although your vote on executive compensation is not binding on the Company, the Board values the views of shareowners. The Board and Compensation Committee will review the results of the vote and take them into consideration in addressing future compensation policies and decisions.

 **ITEM 3:** **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.**

STOCK OWNERSHIP INFORMATION

OWNERSHIP OF EQUITY SECURITIES OF THE COMPANY

DIRECTORS AND EXECUTIVE OFFICERS

The following table shows the beneficial ownership, reported to us as of October 31, 2018, of our common stock, including shares as to which a right to acquire ownership within 60 days exists, of each director, and each executive officer listed in the table on page 39 (named executive officers) and of these persons and other executive officers as a group. On October 31, 2018, we had outstanding 120,684,079 shares of our common stock.

Name	Beneficial Ownership on October 31, 2018			
	Shares of Common Stock[1]	Derivative Securities[2]	Total Shares[1]	Percent of Class[3]
J. Phillip Holloman	1,582[4]	—	1,582	—
Steven R. Kalmanson	9,866	—	9,866	—
James P. Keane	9,866	—	9,866	—
Lawrence D. Kingsley	6,551[4]	—	6,551	—
William T. McCormick, Jr.	7,304	—	7,304	—
Blake D. Moret	29,823[5,6]	206,037	235,860	—
Keith D. Nosbusch	420,418	353,159	773,577	—
Donald R. Parfet	11,096[4]	—	11,096	—
Lisa A. Payne	4,268	—	4,268	—
Thomas W. Rosamilia	2,954	—	2,954	—
Patricia A. Watson	1,551	—	1,551	—
Sujeet Chand	50,771[5,6]	79,665	130,436	—
Theodore D. Crandall	84,896[5,6]	60,072	144,968	—
Patrick P. Goris	8,298[5,6]	31,551	39,849	—
Frank C. Kulaszewicz	23,366[5,6]	50,505	73,871	—
All of the above and other executive officers as a group (25 persons)	763,882[4,5,6]	971,753	1,735,635	1.43%

(1) Each person has sole voting and investment power with respect to the shares listed (either individually or with spouse). None of the listed shares are pledged.

(2) Represents shares that may be acquired upon the exercise of outstanding stock options and settlement of performance shares within 60 days.

(3) The shares owned by each person, and by the group, and the shares included in the number of shares outstanding have been adjusted, and the percentage of shares owned (where such percentage exceeds 1%) has been computed, in accordance with Rule 13d-3(d)(1) under the Exchange Act.

(4) Does not include 8,614, 3,559 and 2,162 restricted stock units granted under the 2003 Directors Stock Plan as compensation for services as directors for Messrs. Holloman, Kingsley and Parfet, respectively.

(5) Includes shares held under our savings plan. Does not include 437, 759, 81, 370, 62, and 2,602 share equivalents for Messrs. Moret, Chand, Crandall, Goris, and Kulaszewicz, and the group, respectively, held under our non-qualified savings plan.

(6) Includes 10,140, 2,710, 4,330, 2,420, and 4,330 shares granted as restricted stock under our 2012 Long-Term Incentives Plan for Messrs. Moret, Chand, Crandall, Goris, and Kulaszewicz, respectively, and 40,187 shares granted as restricted stock for the group.

CERTAIN OTHER SHAREOWNERS

Based on filings made under Sections 13(d) and 13(g) of the Exchange Act on or before December 10, 2018, the following table lists the persons who we believe beneficially owned more than 5% of our common stock as of such date.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class[1]
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	9,791,784[2]	7.60%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	9,009,337[3]	7.01%

(1) The percent of class owned has been computed in accordance with Rule 13d-3(d)(1) under the Exchange Act.

(2) Based on a Schedule 13G/A filed by BlackRock, Inc. with the SEC on January 23, 2018. BlackRock and its named subsidiaries reported sole voting power for 8,410,434 shares, and sole dispositive power for 9,791,784 shares.

(3) Based on a Schedule 13G/A filed by The Vanguard Group with the SEC on February 12, 2018. Vanguard reported sole voting power for 185,716 shares, sole dispositive power for 8,803,606 shares, shared voting power for 26,235 shares and shared dispositive power for 205,731 shares. According to the filing, Vanguard beneficially owns the shares as a registered investment adviser and through its subsidiaries as a result of serving as investment managers.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than ten percent of our common stock, to file reports of ownership and changes in ownership of our common stock on Forms 3, 4 and 5 with the SEC and the NYSE.

Based on our review of the copies of such forms that we have received and written representations from certain reporting persons confirming that they were not required to file Forms 5 for specified fiscal years, we believe that all our officers, directors and greater than ten percent beneficial owners complied with applicable Section 16(a) filing requirements during fiscal 2018, except that one report reporting one transaction, which was executed in connection with a transaction that was reported on a timely basis, was filed late by the Company on behalf of Mr. John Miller, Vice President and Chief IP Counsel, due to administrative error.

OTHER INFORMATION

SUPPLEMENTAL FINANCIAL INFORMATION

This proxy statement contains information regarding Return On Invested Capital (ROIC), organic sales, Adjusted EPS and adjusted free cash flow conversion, which are non-GAAP financial measures.

ROIC

We believe that ROIC is useful to investors as a measure of performance and of the effectiveness of the use of capital in our operations. We use ROIC as one measure to monitor and evaluate performance, including as a financial measure for our annual incentive compensation. Our measure of ROIC may be different from that used by other companies. We define ROIC as the percentage resulting from the following calculation:

(a) income from continuing operations, before interest expense, income tax provision, and purchase accounting depreciation and amortization, divided by;

(b) average invested capital for the year, calculated as a five quarter rolling average using the sum of short-term debt, long-term debt, shareowners' equity, and accumulated amortization of goodwill and other intangible assets, minus cash and cash equivalents, short-term investments, and long-term investments (fixed income securities), multiplied by;

(c) one minus the effective tax rate for the period.

ROIC is calculated as follows (in millions, except percentages):

	Year Ended September 30,	
	2018	**2017**
(a) Return		
Income from continuing operations	$ 535.5	$ 825.7
Interest expense	73.0	76.2
Income tax provision	795.3	211.7
Purchase accounting depreciation and amortization	17.4	21.4
Return	1,421.2	1,135.0
(b) Average Invested Capital		
Short-term debt	460.1	585.9
Long-term debt	1,233.0	1,296.9
Shareowners' equity	1,965.7	2,215.8
Accumulated amortization of goodwill and intangibles	866.2	834.1
Cash and cash equivalents	(1,190.1)	(1,504.4)
Short-term and long-term investments	(948.3)	(1,111.7)
Average invested capital	2,386.6	2,316.6
(c) Effective Tax Rate		
Income tax provision	257.0[2]	211.7
Income from continuing operations before income taxes	$ 1,330.8	$ 1,037.4
Effective tax rate	19.3%	20.4%
(a)/(b) * (1–c) Return On Invested Capital	48.1%[3]	39.0%[1]

(1) 37.7% when excluding a gain from a divestiture ($36 million, net of tax), and a discretionary U.S. pension contribution ($157 million, net of tax).

(2) In fiscal 2018, the income tax provision used to calculate the effective tax rate is adjusted to remove $538.3 million related to the provisional effects of the Tax Act.

(3) 41.6% when excluding the provisional effects of the Tax Act ($538 million), costs related to the unsolicited Emerson proposals ($8 million, net of tax), and adjustments related to our investment in PTC ($68 million income, net of tax, and $1 billion investment).

ORGANIC SALES

We translate sales of subsidiaries operating outside of the United States using exchange rates effective during the respective period. Therefore, changes in currency exchange rates affect our reported sales. Sales by acquired businesses also affect our reported sales. We believe that organic sales, defined as sales excluding the effects of changes in currency exchange rates and acquisitions, which is a non-GAAP financial measure, provides useful information to investors because it reflects regional and operating segment performance from the activities of our businesses without the effect of changes in currency exchange rates and acquisitions. We use organic sales as one measure to monitor and evaluate our regional and operating segment performance. We determine the effect of changes in currency exchange rates by translating the respective period's sales using the same currency exchange rates that were in effect during the prior year. When we acquire businesses, we exclude sales in the current period for which there are no comparable sales in the prior period. When we divest a business, we exclude sales in the prior period for which there are no comparable sales in the current period. Organic sales growth is calculated by comparing organic sales to reported sales in the prior year, excluding divestitures.

ROCKWELL ORGANIC SALES

	Year Ended September 30, 2018
Reported sales growth	5.6%
Foreign currency impact	(1.4%)
Prior year divestiture	1.3%
Organic sales growth	5.5%

LOGIX ORGANIC SALES

	Year Ended September 30, 2018
Reported sales growth	8%
Foreign currency impact	(1%)
Organic sales growth	7%

FREE CASH FLOW, FREE CASH FLOW CONVERSION, ADJUSTED INCOME AND ADJUSTED EPS

Our definition of free cash flow, which is a non-GAAP financial measure, takes into consideration capital investments required to maintain the operations of our businesses and execute our strategy. In our opinion, free cash flow provides useful information to investors regarding our ability to generate cash from business operations that is available for acquisitions and other investments, service of debt principal, dividends and share repurchases. We use free cash flow, as defined, as one measure to monitor and evaluate our performance, including as a financial measure for our annual incentive compensation. Our definition of free cash flow may be different from definitions used by other companies. Free cash flow conversion is free cash flow divided by Adjusted Income. We use free cash flow conversion as a measure of the quality of earnings, as we believe cash flow generation is an important indicator of financial performance.

FREE CASH FLOW (IN MILLIONS) AND FREE CASH FLOW CONVERSION

	Year Ended September 30, 2018
Cash provided by continuing operating activities	$ 1,300.0
Capital expenditures of continuing operations	(125.5)
Free cash flow	$ 1,174.5
Adjusted income	$ 1,030.6
Free cash flow conversion (i.e., free cash flow as a % of Adjusted Income)	114%

Adjusted Income and Adjusted EPS are non-GAAP earnings measures that exclude non-operating pension costs, costs related to the unsolicited Emerson proposals in the first quarter of fiscal 2018, gains and losses on investments, and valuation adjustments pending registration of our PTC shares, including their respective tax effects, and the provisional effects of the Tax Act.

We believe that Adjusted Income and Adjusted EPS provide useful information to our investors about our operating performance and allow management and investors to compare our operating performance period over period. Adjusted EPS is also used as a financial measure of performance for our annual incentive compensation. Our measures of Adjusted Income and Adjusted EPS may be different from measures used by other companies. These non-GAAP measures should not be considered a substitute for income from continuing operations and diluted EPS.

The following are reconciliations of income from continuing operations and diluted EPS from continuing operations to Adjusted Income and Adjusted EPS:

ADJUSTED INCOME (IN MILLIONS)

	Year Ended September 30, 2018
Income from continuing operations	$ 535.5
Non-operating pension costs, net of tax effect	17.0
Change in fair value of investments, net of tax effect	(68.3)
Costs related to unsolicited Emerson proposals, net of tax effect	8.1
Effects of the Tax Act	538.3
Adjusted income	$ 1,030.6

ADJUSTED EPS

	Year Ended September 30, 2018	Year Ended September 30, 2017
Diluted EPS from continuing operations	$ 4.21	$ 6.35
Non-operating pension costs, net of tax effect	0.13	0.41
Change in fair value of investments, net of tax effect	(0.54)	—
Costs related to unsolicited Emerson proposals, net of tax effect	0.07	—
Effects of the Tax Act	4.24	—
Adjusted EPS	$ 8.11	$ 6.76

OTHER MATTERS

The Board of Directors does not know of any other matters that may be presented at the meeting. Our by-laws required notice by November 8, 2018, for any matter to be brought before the meeting by a shareowner. In the event of a vote on any matters other than those referred to in the accompanying Notice of 2019 Annual Meeting of Shareowners, proxies in the accompanying form will be voted in accordance with the judgment of the persons voting such proxies.

ANNUAL REPORT

Our Annual Report on Form 10-K, including financial statements and financial statement schedules, for the fiscal year ended September 30, 2018, was mailed with this proxy statement to shareowners who received a printed copy of this proxy statement. A copy of our Annual Report on Form 10-K is available on the internet as set forth in the Notice of Internet Availability of Proxy Materials.

We will send a copy of our Annual Report on Form 10-K to any shareowner without charge upon written request addressed to:

Rockwell Automation, Inc.

Shareowner Relations, E-7F19
1201 South Second Street
Milwaukee, Wisconsin 53204, USA
+1 (414) 382-8410

SHAREOWNER PROPOSALS FOR 2020 ANNUAL MEETING

If a shareowner wants to submit, in accordance with SEC Rule 14a-8, a proposal for possible inclusion in our proxy statement for the 2020 Annual Meeting of Shareowners, the proposal must be received by our Corporate Secretary at the address listed below by August 22, 2019.

Our by-laws provide proxy access to eligible shareowners. The proxy access by-law provides that a shareowner, or group of up to 20 shareowners, that owns 3% or more of the Company's outstanding common stock continuously for at least three years may submit director nominees for up to the greater of two directors or 20 percent of the Board (provided the shareowner or a group of shareowners and nominees satisfy specified requirements). A shareowner's notice of nomination of one or more director candidates to be included in the Company's proxy statement and ballot pursuant to Section 9 of Article II of our by-laws (a proxy access nomination) must be delivered to our principal executive offices no earlier than July 23, 2019 and no later than August 22, 2019 (i.e., no earlier than the 150th day and no later than the 120th day before the anniversary of the date the Company filed its proxy statement for the previous year's annual meeting with the SEC).

In addition, if a shareowner wants to propose any matter for consideration by the shareowners at the 2020 Annual Meeting of Shareowners, other than a matter brought pursuant to SEC Rule 14a-8 or a proxy access director nomination, or the person the shareowner wants to nominate as a director, our by-laws require

the shareowner to notify our Corporate Secretary in writing at the address listed below on or after October 8, 2019 and on or before November 7, 2019. If the number of directors to be elected to the Board at the 2020 Annual Meeting of Shareowners is increased and we do not make a public announcement naming all of the nominees for director or specifying the increased size of the Board on or before October 28, 2019, a shareowner proposal with respect to nominees for any new position created by such increase will be considered timely if received by our Corporate Secretary not later than the tenth day following our public announcement of the increase. The specific requirements and procedures for shareowner proposals to be presented directly at an Annual Meeting are set forth in our by-laws, which are available on our website at *www.rockwellautomation.com* on the "Investors" page under the heading "Corporate Governance."

To be in proper form, a shareowner's notice must include the information about the proposal or nominee as specified in our by-laws.

Notices of intention to present proposals or nominate directors at the 2020 Annual Meeting, and all supporting materials required by our by-laws, must be submitted to:

Rockwell Automation, Inc.

c/o Corporate Secretary
1201 South Second Street
Milwaukee, WI 53204

GENERAL INFORMATION ABOUT THE MEETING AND VOTING

DISTRIBUTION AND ELECTRONIC AVAILABILITY OF PROXY MATERIALS

This year we are once again taking advantage of SEC rules that allow companies to furnish proxy materials to shareowners via the internet. If you received a Notice of Internet Availability of Proxy Materials (Notice) by mail, you will not receive a printed copy of the proxy materials unless you specifically request one. The Notice instructs you on how to access and review this proxy statement and our 2018 Annual Report on Form 10-K as well as how to vote by internet. If you received the Notice and would still like to receive a printed copy of our proxy materials, you should follow the instructions for requesting these materials included in the Notice.

We will mail the Notice to certain shareowners by December 27, 2018. We will continue to mail a printed copy of this proxy statement and form of proxy to certain shareowners and we expect that mailing to begin on December 20, 2018.

SHAREOWNERS SHARING THE SAME ADDRESS

SEC rules permit us to deliver only one copy of our annual report and this proxy statement or the Notice to multiple shareowners who share the same address and have the same last name, unless we received contrary instructions from a shareowner. This delivery method, called "householding," reduces our printing and mailing costs. Shareowners who participate in householding will continue to receive separate proxy cards.

We will deliver promptly upon written or oral request a separate copy of our annual report and proxy statement or Notice to any shareowner who received these materials at a shared address. To receive a separate copy, please write or call Rockwell Automation Shareowner Relations, 1201 South Second Street, Milwaukee, Wisconsin 53204, USA, telephone: +1 (414) 382-8410.

If you are a holder of record and would like to revoke your householding consent and receive a separate copy of our annual report and proxy statement or Notice in the future, please contact Broadridge Financial Solutions, Inc. (Broadridge), either by calling +1 (800) 542-1061 (toll free in the United States and Canada only) or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717, USA. You will be removed from the householding program within 30 days.

Any shareowners of record who share the same address and wish to receive only one copy of future Notices or proxy statements and annual reports for their household should contact Rockwell Automation Shareowner Relations at the address or telephone number listed above.

If you hold your shares in street name with a broker or other nominee, please contact them for information about householding.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

WHAT AM I VOTING ON?

You will be voting on whether to:

- elect as directors the three nominees named in this proxy statement;
- approve the selection by the Audit Committee of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2019; and
- approve on an advisory basis the compensation of our named executive officers.

WHO IS ENTITLED TO VOTE AT THE ANNUAL MEETING?

Only holders of record of our common stock at the close of business on December 10, 2018, the record date for the meeting, may vote at the Annual Meeting. Each shareowner of record is entitled to one vote for each share of our common stock held on the record date. On December 10, 2018, 120,272,067 shares of our common stock were outstanding and entitled to vote.

SHAREOWNER OF RECORD

You are considered a shareowner of record of our common stock if your shares are registered directly in your name with our transfer agent, EQ Shareowner Services (formerly Wells Fargo Shareowner Services).

STREET NAME SHAREOWNER

If you hold shares through a bank, broker or other nominee, you are considered a "beneficial owner" of shares held in "street name". If you hold shares in street name on the record date, you are entitled to vote them through your bank, broker or nominee who will send you these proxy materials and voting instructions.

WHO MAY ATTEND THE ANNUAL MEETING?

Shareowners as of December 10, 2018, the record date, or individuals authorized as their duly appointed proxies, may attend the Annual Meeting. Please note that if you hold your shares in street name through a broker or other nominee, you will need to provide a copy of a brokerage statement reflecting your stock ownership as of the record date to be admitted to the Annual Meeting. Instructions for obtaining an admittance card are on the outside back cover page of this proxy statement. You will find directions and instructions for parking and entering the building on your admittance card.

HOW DO I VOTE MY SHARES?

We encourage shareowners to vote their shares in advance of the Annual Meeting even if they plan to attend. Shareowners may vote in person at the Annual Meeting. If you are a record holder and wish to vote in person at the meeting, you may vote by obtaining a ballot at the meeting. If you hold your shares in street name and wish to vote in person at the meeting, you should contact your broker or other nominee to obtain a broker's proxy card and bring it, together with proper identification and your brokerage statement reflecting your stock ownership as of the record date, to the meeting.

In addition, you may vote by proxy:

- if you received a Notice, by submitting the proxy over the internet by following the instructions on the Notice; and
- if you received a paper copy of the proxy materials:
  - for shareowners of record and participants in our savings plans and EQ Shareowner Services Plus Plan (dividend reinvestment and stock purchase plan), by completing, signing and returning the enclosed proxy card or direction card, or via the internet or by telephone; or
  - for shares held in street name, by using the method directed by your broker or other nominee. You may vote over the internet or by telephone if your broker or nominee makes those methods available, in which case they will provide instructions with your proxy materials.

HOW WILL MY PROXY BE VOTED?

If you properly complete, sign and return a proxy or use our telephone or internet voting procedures to authorize the named proxies to vote your shares, your shares will be voted as specified. If your proxy card is signed but does not contain specific instructions, your shares will be voted as recommended by our Board, subject to applicable NYSE regulations.

For shareowners participating in our savings plans or in the EQ Shareowner Services Plus Plan, the trustee or administering bank will vote the shares that it holds for a participant's account only in accordance with instructions given in a signed, completed and returned proxy card or direction card, or in accordance with instructions given pursuant to our internet or telephone voting procedures. If they do not receive instructions, the shares will not be voted. To allow sufficient time for voting by the trustees of the savings plans, your voting instructions for shares held in the plans must be received by January 31, 2019.

MAY I CHANGE MY PROXY AFTER I VOTE MY SHARES?

For shareowners of record, you may revoke or change your proxy at any time before it is voted at the Annual Meeting by:

- delivering a written notice of revocation to the Secretary of the Company;
- submitting a properly signed proxy card with a later date;
- casting a later vote using the telephone or internet voting procedures; or
- voting in person at the Annual Meeting (except for shares held in the savings plans).

If you hold your shares in street name, you must contact your broker or other nominee to revoke or change your proxy. Your proxy is not revoked simply because you attend the Annual Meeting.

WILL MY VOTE BE CONFIDENTIAL?

It is our policy to keep confidential all proxy cards, ballots and voting tabulations that identify individual shareowners, except (i) as may be necessary to meet any applicable legal requirements, (ii) in the case of any contested proxy solicitation, as may be necessary to permit proper parties to verify the propriety of proxies presented by any person and the results of the voting, and (iii) if a shareowner writes comments on the proxy card directed to our Board or management. Representatives of Broadridge will tabulate votes and act as the independent inspector of election at this year's meeting. The independent inspector of election and any employees involved in processing proxy cards or ballots and tabulating the vote are required to comply with this policy of confidentiality.

WHAT IS REQUIRED FOR THERE TO BE A QUORUM AT THE ANNUAL MEETING?

Holders of at least a majority of the shares of our common stock issued and outstanding on the record date for the Annual Meeting must be present, in person or by proxy, for there to be a quorum in order to conduct business at the meeting.

HOW MANY VOTES ARE NEEDED TO APPROVE EACH OF THE PROPOSALS?

Proposal	Vote Required	Broker Discretionary Voting Allowed
Election of Directors	Plurality of votes cast	No
D&T Appointment	Majority of votes cast	Yes
Advisory Approval of Executive Compensation	Majority of votes cast	No

ELECTION OF DIRECTORS

Directors are elected by a plurality of votes cast. This means that the three nominees for election as directors who receive the greatest number of votes cast by the holders of our common stock entitled to vote at the meeting will become directors. In an uncontested election where the number of nominees equals the number of director seats up for election, all the nominees will be elected as long as there is a quorum and somebody votes for their election. The election of directors, however, is subject to our director resignation policy if a director fails to receive a majority vote.

Our Guidelines on Corporate Governance set forth our policy if a director is elected by a plurality of votes cast but receives a greater number of votes "withheld" from his or her election than votes "for" such election. In an uncontested election, any nominee for director who receives more votes "withheld" than votes "for" his or her election must promptly tender his or her resignation to the Board. The Board Composition and Corporate Governance Committee will consider the resignation offer and make a recommendation to the Board. The Board will act on the tendered resignation within 90 days following certification of the election results. The Board Composition and Corporate Governance Committee, in making its recommendation, and the Board, in making its decision, may consider any factors or other information that it considers appropriate and relevant, including any stated reasons why the shareowners withheld votes from the director, the director's tenure, the director's qualifications, the director's past and expected contributions to the Board, and the overall composition of the Board. We will promptly disclose the Board's decision regarding whether to accept or reject the director's resignation offer in a Form 8-K furnished to the SEC. If the Board rejects the tendered resignation or pursues any additional action, the disclosure will include the rationale behind the decision. Any director who tenders his or her resignation may not participate in the Board Composition and Corporate Governance Committee deliberations and recommendation or in the Board's decision whether to accept or reject the resignation offer.

D&T APPOINTMENT

An affirmative vote of the holders of a majority of the voting power of our common stock present in person or represented by proxy and entitled to vote on the matter is necessary to approve the D&T appointment.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

An affirmative vote of the holders of a majority of the voting power of our common stock present in person or represented by proxy and entitled to vote on the matter is necessary to approve on an advisory basis the compensation of our named executive officers, although such vote will not be binding on us.

HOW ARE VOTES COUNTED?

Under Delaware law and our certificate of incorporation and bylaws, all votes entitled to be cast by shareowners present in person or represented by proxy at the meeting and entitled to vote on the subject matter, whether those shareowners vote "for", "against" or abstain from voting, will be counted for purposes of determining the minimum number of affirmative votes required to approve the D&T appointment and approve on an advisory basis the compensation of our named executive officers.

WHAT IS THE EFFECT OF AN ABSTENTION?

The shares of a shareowner who abstains from voting on a matter will be counted for purposes of determining whether a quorum is present at the meeting so long as the shareowner is present in person or represented by proxy. An abstention from voting on a matter by a shareowner present in person or represented by proxy at the meeting has no effect on the election of directors, but has the same legal effect as a vote "against" the proposals to approve the D&T appointment and the compensation of our named executive officers.

HOW WILL VOTES BE COUNTED ON SHARES HELD THROUGH BROKERS?

Brokers are not entitled to vote on the election of directors or the advisory proposal to approve the compensation of our named executive officers, unless they receive voting instructions from the beneficial owner. However, under NYSE rules, brokers may use discretionary authority to vote on "routine" items such as the ratification of auditors. If a broker does not receive voting instructions, the broker may return a proxy card voting on routine items with no vote on the election of directors and the advisory proposal to approve the compensation of our named executive officers, which is usually referred to as a broker non-vote. The shares of a shareowner whose shares are not voted because of a broker non-vote on a particular matter will be counted for purposes of determining whether a quorum is present at the meeting so long as the shareowner is represented by proxy. A broker non-vote has no effect on the election of directors or the advisory proposal to approve the compensation of our named executive officers.

CAN I RECEIVE ELECTRONIC ACCESS TO SHAREOWNER MATERIALS?

As noted above, SEC rules permit us to furnish proxy materials to shareowners via the internet. However, we may choose to continue to provide printed copies to certain shareowners. If we send you printed copies, you can save us printing and mailing costs by electing to access proxy statements, annual reports and related materials electronically instead of receiving these documents in print. You must have an e-mail account and access to the internet and expect to have such access in the future to be eligible for electronic access to these materials. To enroll for these services, please go to *https://enroll.icsdelivery.com/rok_* or visit our website at *www.rockwellautomation.com*, click on "Investors", then under "Shareowner Resources", click on "Investor Contact", and you will find the link under the subheading "Electronic Delivery" under "Transfer Agent & Dividends". If you own your shares through a broker or other nominee, you may contact them directly to request electronic access.

Your consent to electronic access will be effective until you revoke it. You may cancel your consent at no cost to you at any time by going to *https://enroll.icsdelivery.com/rok_* and following the instructions or by contacting your broker or other nominee.

EXPENSES OF SOLICITATION

We will bear the cost of the solicitation of proxies. We are soliciting proxies by mail, e-mail and through the Notice of Internet Availability of the Proxy Materials. Proxies also may be solicited personally, or by telephone or facsimile, by a few of our regular employees without additional compensation. In addition, we have hired Innisfree M&A Incorporated, 501 Madison Avenue, New York, NY 10022, for $17,500 plus associated costs and expenses to assist in the solicitation. We will reimburse brokers and other persons holding stock in their names, or in the names of nominees, for their expenses for forwarding proxy materials to principals and beneficial owners and obtaining their proxies.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREOWNERS TO BE HELD ON FEBRUARY 5, 2019

This proxy statement and the Annual Report on Form 10-K for our fiscal year ended September 30, 2018, are available to you on the internet at *www.proxyvote.com*.

To view this material, you will need your control number from your proxy card.

The Annual Meeting (for shareowners as of the December 10, 2018 record date) will be held on February 5, 2019, at 5:30 p.m. CST at Rockwell Automation Global Headquarters, 1201 South Second Street, Milwaukee, Wisconsin 53204, USA.

For directions to the Annual Meeting and to vote in person, please call Shareowner Relations at +1 (414) 382-8410.

Shareowners will vote at the Annual Meeting on whether to:

1) elect Blake D. Moret, Thomas W. Rosamilia and Patricia A. Watson as directors;

2) approve the selection of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2019; and

3) approve on an advisory basis the compensation of our named executive officers as described in the proxy statement.

 **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF THE THREE NAMED DIRECTORS AND THE PROPOSALS TO APPROVE DELOITTE & TOUCHE LLP AND THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.**

December 12, 2018



ADMISSION TO THE 2019 ANNUAL MEETING

You will need an admission card (or other proof of stock ownership) and proper identification for admission to the Annual Meeting of Shareowners in **Milwaukee, Wisconsin on February 5, 2019**. If you plan to attend the Annual Meeting, please be sure to request an admittance card by:

- marking the appropriate box on the proxy card and mailing the card using the enclosed envelope;
- indicating your desire to attend the meeting through our internet voting procedure; or
- calling our Shareowner Relations line at **+1 (414) 382-8410**.

An admission card will be mailed to you if:

- your Rockwell Automation shares are registered in your name; or
- your Rockwell Automation shares are held in the name of a broker or other nominee and you provide written evidence of your stock ownership as of the **December 10, 2018** record date, such as a brokerage statement or letter from your broker.

Your admission card will serve as verification of your ownership.

Rockwell Automation